Filed pursuant to Rule 424(b)3
Registration No. 333-125207

MERGER PROPOSED
YOUR VOTE IS VERY IMPORTANT

      The boards of directors of First Horizon National Corporation (“First Horizon”) and West Metro Financial Services, Inc. (“West Metro”) have adopted and approved an agreement to merge our two companies.

      If the merger is completed, West Metro shareholders will be entitled to elect to receive their merger consideration in the form of either First Horizon common stock or cash. Subject to the election and adjustment procedures described in this document, West Metro shareholders will receive, in exchange for each share of West Metro common stock they hold, consideration equal to $22.44.

      The shares of First Horizon common stock received as merger consideration will fluctuate with the market price of First Horizon common stock. As explained in more detail in this document, whether you make a cash election or a stock election, the value of the consideration that you will receive as of the completion date will be substantially the same.

      The market price of First Horizon common stock will fluctuate before the consummation of the merger affecting the merger consideration that West Metro shareholders will receive upon completion of the merger. In addition, the merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by West Metro shareholders, by First Horizon if the average price of First Horizon common stock calculated 5 business days prior to closing is less than $38.50; or by West Metro, if the First Horizon average price calculated 5 business days prior to closing is greater than $45.50. Using July 15, 2005 as a hypothetical closing date, the average price of First Horizon common stock was $42.38 based on the average closing price of First Horizon common stock as reported in the Wall Street Journal for twenty consecutive trading days 5 business days prior to July 15, 2005. As such, you should obtain current stock price quotations for First Horizon common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

      Based on the average price of First Horizon common stock calculated as set forth in the paragraph above, for each of your shares of West Metro common stock you would receive either $22.44 in cash or approximately 0.5295 shares of First Horizon common stock. On March 15, 2005, the day the merger agreement was executed, the closing price of First Horizon common stock was $42.24, which would imply a value per West Metro share of approximately 0.53125 shares of First Horizon common stock.

      Your vote is important. We cannot complete the merger of First Horizon and West Metro unless the West Metro shareholders approve the merger agreement. West Metro has scheduled a special meeting of its shareholders to vote on the merger proposal. The place, date and time of the special meeting are as follows:

For West Metro shareholders:
4:30 p.m., local time, August 22, 2005
68 First National Drive
Dallas, Georgia 30157

      This proxy statement-prospectus gives you detailed information about the special meeting and the proposed merger. We urge you to read this proxy statement-prospectus carefully, including “Risk Factors Relating to the Merger” on page 14 for a discussion of the risks relating to the merger. You also can obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. Whether or not you plan to attend your meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by completing and submitting the enclosed proxy card.

      West Metro's board of directors recommends that you vote “FOR” the merger and the merger agreement. I strongly support this combination of our companies and join our board in its recommendation.

J. Michael Womble Chairman, President and Chief Executive Officer

      First Horizon common stock is quoted on the NYSE under the symbol “FHN.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement-prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement-prospectus. Any representation to the contrary is a criminal offense.

      The securities First Horizon is offering through this proxy statement-prospectus are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      This proxy statement-prospectus is dated July 21, 2005 and is first being mailed to West Metro shareholders on or about July 21, 2005.

WEST METRO FINANCIAL SERVICES, INC.
68 First National Drive
Dallas, Georgia 30157

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on August 22, 2005

TO THE SHAREHOLDERS OF WEST METRO FINANCIAL SERVICES:

      We will hold a special meeting of shareholders of WEST METRO FINANCIAL SERVICES, INC. at 68 First National Drive, Dallas, Georgia 30157, on August 22, 2005, at 4:30 p.m., local time, for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 15, 2005, by and between First Horizon National Corporation and West Metro Financial Services, Inc., pursuant to which West Metro will merge with and into First Horizon; and
2.	To transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

      We have fixed July 14, 2005 as the record date for determining those West Metro shareholders entitled to vote at the special meeting. Accordingly, only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting. Beginning two business days following the date on which this proxy statement-prospectus is first being mailed to West Metro shareholders and continuing through the special meeting, West Metro will make available for examination by any shareholder or his or her agent or attorney a list of shareholders entitled to vote at the meeting.

      If you wish, you may dissent from the merger agreement and obtain a cash payment for the fair value of your shares. To exercise dissenters' rights, you must not vote in favor of the adoption and approval of the merger agreement, and you must strictly comply with all of the applicable requirements of Georgia law summarized under the heading “The Merger—Dissenters' Rights.” The fair value of your shares, as determined by a court, may be more or less than the consideration to be paid in the merger.

      The board of directors of West Metro recommends that West Metro shareholders vote “FOR” the proposal to approve the merger agreement.

      To ensure your representation at the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the proxy statement-prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

By Order of the Board of Directors,

KATHY HULSEY Corporate Secretary
Dallas, Georgia July 21, 2005

ADDITIONAL INFORMATION

      This proxy statement-prospectus incorporates important business and financial information about First Horizon from documents that are not included in or delivered with this proxy statement-prospectus. See “Where You Can Find More Information” on page 69. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone from First Horizon or West Metro at the following addresses:

First Horizon National Corporation 165 Madison Avenue Memphis, TN 38103 (901) 523-4444 Attention: Milton A. Gutelius, Jr.	West Metro Financial Services 68 First National Drive Dallas, Georgia 30157 (770) 505-3598 Attention: Kathy Hulsey

      You also may obtain these documents at the Securities and Exchange Commission's website, “www.sec.gov,” and you may obtain certain of these documents at First Horizon's website, “www.fhnc.com,” by selecting “Investor Relations” and then selecting “SEC Filings.” Information contained on the First Horizon website is expressly not incorporated by reference into this proxy statement-prospectus.

      In order to receive timely delivery of the documents in advance of your special meeting of shareholders, your request should be received no later than August 8, 2005.

APPENDICES

Appendix A—	Agreement and Plan of Merger, dated as of March 15, 2005, by and between First Horizon National Corporation and West Metro Financial Services, Inc.
Appendix B—	Opinion of Burke Capital Group, L.L.C.
Appendix C—	Chapter 13 of Georgia Business Corporation Code

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE
SPECIAL MEETING

Q:	WHY IS MY VOTE IMPORTANT?

      A: Under the Georgia Business Corporation Code, or GBCC, which governs West Metro Financial Services, Inc. (“West Metro”), the merger agreement must be approved by the holders of a majority of the outstanding shares of West Metro common stock entitled to vote. Accordingly, if a West Metro shareholder fails to vote, or if a West Metro shareholder abstains, that will have the same effect as a vote against approval of the merger agreement.

Q:	WHAT DO I NEED TO DO NOW?

      A: After you have carefully read this proxy statement-prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares will be represented and voted at your special meeting.

Q:	WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY CARD?

      A: You may change your vote at any time before your proxy is voted at your meeting. You can do this in any of the three following ways:

•	by sending a written notice to the Corporate Secretary of West Metro in time to be received before your special meeting stating that you would like to revoke your proxy;
•	by completing, signing and dating another proxy card and returning it by mail in time to be received before your special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or
•	if you are a holder of record, by attending the special meeting and voting in person.

If your shares are held in an account at a broker or bank, you should contact your broker or bank to change your vote.

Q:	IF I AM A WEST METRO SHAREHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES WITH MY PROXY CARD?

      A: No. Please DO NOT send your stock certificates with your proxy card. Rather, once you receive your transmittal materials from First Horizon or the exchange agent, you should send your West Metro common stock certificates together with a duly executed letter of transmittal and any other reasonably required document to the exchange agent. If your shares are held in “street name,” you should follow your broker's instructions for making an election with respect to your shares.

Q:	IF I AM A WEST METRO SHAREHOLDER, WHEN MUST I ELECT THE TYPE OF MERGER CONSIDERATION THAT I PREFER TO RECEIVE?

      A: Holders of West Metro common stock who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the form of election provided to West Metro shareholders with this proxy statement-prospectus. These instructions require that a properly completed and signed form of election be received by the exchange agent by the election deadline, which is the close of business, three business days prior to the effective date of the merger. If a West Metro shareholder does not submit a properly completed and signed form of election to the exchange agent by the election deadline, then such shareholder will be deemed to have made an election for cash consideration for 37.5% of the shares of West Metro common stock and stock consideration for 62.5% of the shares of West Metro common stock held by the shareholder.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER OR BANK, WILL MY BROKER OR BANK VOTE MY SHARES FOR ME?

      A: No. If you do not provide your broker or bank with instructions on how to vote your shares held in “street name,” your broker or bank will not be permitted to vote your shares. In the case of West Metro shareholders, such failure to vote will have the same effect as a vote “AGAINST” approval of the merger agreement. You should therefore provide your broker or bank with instructions as to how to vote your shares.

Q:	WHO CAN I CALL WITH QUESTIONS ABOUT THE SPECIAL MEETING OR THE MERGER?

      A: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact:

             West Metro Financial Services
             68 First National Drive
             Dallas, Georgia 30157
             Attention: Kathy Hulsey
             (770) 505-3598

SUMMARY OF THE MERGER

      This brief summary highlights selected information from this proxy statement-prospectus. It does not contain all of the information that may be important to you. You should read carefully this entire document and the other documents to which this proxy statement-prospectus refers you to fully understand the merger. See “Where You Can Find More Information” on page 69. Each item in this summary refers to the page where that subject is discussed in more detail.

Information about First Horizon and West Metro (page 19)

First Horizon National Corporation 165 Madison Avenue Memphis, TN 38103 (901) 523-4444

      First Horizon is a Tennessee Corporation incorporated in 1968. First Horizon is registered as a bank holding company under the Bank Holding Company Act of 1956 and elected, effective March 13, 2000, to become a financial holding company pursuant to the provisions of the Gramm-Leach-Bliley Act. At March 31, 2005, First Horizon had total assets of $35.2 billion. Through its principal subsidiary, First Tennessee Bank National Association, First Horizon provides diversified financial services through four business segments, retail/commercial, mortgage banking, capital markets and corporate.

West Metro Financial Services 68 First National Drive Dallas, Georgia 30157 (770) 505-3598

      West Metro is a bank holding company and owns all of the outstanding shares of its only subsidiary, First National Bank West Metro. The bank opened on March 25, 2002, at its Paulding County headquarters in Dallas, Georgia. The bank offers a wide range of commercial and personal banking services through this location as well as its full-service branch in Douglasville, Georgia. At December 31, 2004, West Metro had, on a consolidated basis, total assets of $130.7 million, total deposits of $117.2 million and stockholders' equity of $12.1 million.

West Metro Will Merge With and Into First Horizon (Page 20)

      We propose a merger of West Metro with and into First Horizon. First Horizon will survive the merger. We have attached the merger agreement to this proxy statement-prospectus as Appendix A. Please read the merger agreement carefully. It is the legal document that governs the merger.

West Metro Shareholders Will Receive Cash And/Or Shares Of First Horizon Common Stock In The Merger Depending On Their Election And Any Adjustment (Pages 29-33)

      West Metro shareholders will have the right to elect to receive merger consideration for each of their shares of West Metro common stock in the form of cash or shares of First Horizon common stock, subject to adjustment in the circumstances described below. In the event of an adjustment, a West Metro shareholder may receive a portion of the merger consideration in a form other than that which the shareholder elected.

      The number of shares to be received by West Metro shareholders will fluctuate with the market price of First Horizon common stock and will be determined based on the twenty-day average closing price on the NYSE of First Horizon common stock ending five days before the completion of the merger. As explained in more detail in this document, if you are a West Metro shareholder, whether you make a cash election or a stock election, the value of the consideration that you will receive as of the date of completion of the merger will be substantially the same based on the average First Horizon closing price used to calculate the merger consideration. West Metro shareholders may specify different elections with respect to different shares that they hold (if, for example, you own 100 West Metro shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

      Set forth below is a table showing a hypothetical range of twenty-day average closing sale prices for shares of First Horizon common stock and the corresponding consideration that a West Metro shareholder would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock.

First Horizon Common Stock Hypothetical Twenty-Day Average Closing Prices	Cash Election: Cash Consideration Per West Metro Share	Stock Election: First Horizon Stock Consideration Per West Metro Share
$38.50	$22.44	0.5829
39.00	22.44	0.5754
39.50	22.44	0.5681
40.00	22.44	0.5610
40.50	22.44	0.5541
41.00	22.44	0.5473
41.50	22.44	0.5407
42.00	22.44	0.5343
42.50	22.44	0.5280
43.00	22.44	0.5219
43.50	22.44	0.5159
44.00	22.44	0.5100
44.50	22.44	0.5043
45.00	22.44	0.4987
45.50	22.44	0.4932

      The examples above are illustrative only. If you are a West Metro shareholder, the value of the merger consideration that you actually receive will be based on the actual twenty-day average closing price on the NYSE of First Horizon common stock five days prior to completion of the merger, as described below. If that average closing price is not included in the table above, including because the price is outside the range of the amounts set forth above, we do not intend to resolicit proxies from West Metro shareholders in connection with the merger.

      The merger consideration will be based on the arithmetic average of closing prices of First Horizon common stock reported in the Wall Street Journal for the twenty consecutive trading days immediately prior to the five business days preceding the completion date of the merger, which we refer to as the calculation period. Based on the closing price of First Horizon common stock of $42.24 on March 15, 2005, for each of your shares of West Metro common stock you would receive either $22.44 in cash or 0.53125 shares of First Horizon common stock, subject to adjustment. We will compute the actual amount of cash and number of shares of First Horizon common stock you will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “THE MERGER—Merger Consideration” beginning on page 29.

      The number of shares to be received by West Metro shareholders cannot be determined until the close of trading five business days prior to the completion of the merger.

If You Are a West Metro Shareholder, Regardless of Whether You Make a Cash Election or a Stock Election, You May Nevertheless Receive a Mix of Cash and Stock (Pages 30-33).

      The merger agreement provides that a minimum of $11 million of the consideration must be paid in cash and the aggregate cash consideration may not exceed $13 million. As a result, if more West Metro shareholders elect to receive either First Horizon common stock or cash than is available as merger consideration under the merger agreement, those shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately cut back and will receive a portion of their consideration in the other form, despite their election.

      The final number of First Horizon shares to be issued in the merger will also differ depending on the average closing price of First Horizon common stock during the calculation period, which is 20 business days immediately prior to the fifth business day prior to closing the transaction.

In Order To Make an Election, West Metro Shareholders Must Properly Complete and Deliver the Form of Election (Page 33)

      If you are a West Metro shareholder on the record date, you will receive from First Horizon and West Metro a form of election with instructions for making cash and stock elections. You must properly complete and deliver to the exchange agent your form of election.

      Forms of election must be received by the exchange agent by the election deadline, which is the close of business, three (3) business days prior to the effective date of the merger. If you fail to submit a properly completed form of election, prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid cash consideration for 37.5% of your West Metro shares and stock consideration for 62.5% of your West Metro shares, unless the ratio is required to be adjusted in order to ensure that the minimum aggregate cash consideration is $11 million and the maximum aggregate cash consideration is $13 million.

      If you own shares of West Metro common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

Dividend Policy of First Horizon (Page 14)

      The holders of First Horizon common stock receive dividends if and when declared by the First Horizon board of directors out of legally available funds. First Horizon has paid a dividend of $0.43 per common share in each of January and April 2005, and its Board of Directors has declared a third such dividend payable in July 2005. For all four quarters of 2004, First Horizon paid a cash dividend of $0.40 per share of common stock. Following the completion of the merger, First Horizon expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the First Horizon board of directors of other relevant factors.

West Metro's Financial Advisor Has Provided an Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to West Metro's Shareholders (Page 23)

      In deciding to approve the merger, West Metro's board of directors considered the opinion of its financial advisor, Burke Capital Group, L.L.C. (“Burke Capital”), that, as of March 15, 2005 and based upon and subject to the assumptions made, matters considered and limitations described in its opinion, the merger consideration was fair, from a financial point of view, to the holders of West Metro common stock. We have attached the Burke Capital opinion to this proxy statement-prospectus as Appendix B. You should read the opinion carefully, as well as the description of the opinion contained elsewhere in this proxy statement-prospectus, to understand the procedures followed, assumptions made, matters considered and qualifications and limitations concerning the review undertaken by, and the opinion of, Burke Capital. The opinion of Burke Capital is addressed to West Metro's board of directors and is not a recommendation to any shareholder of West Metro as to how to vote or act with respect to the proposed merger or any other matter.

      West Metro will pay Burke Capital $320,000 upon consummation of the merger.

The Merger Generally Will Be Tax-Free to Holders of West Metro Common Stock to the Extent They Receive First Horizon Common Stock (Page 42)

      Based on the opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to First Horizon, we expect that the material United States federal income tax consequences of the merger to West Metro shareholders will be as follows:

•	If you exchange West Metro common stock solely for cash in the merger, you generally should recognize capital gain or loss equal to the difference between the amount of cash received and your tax basis in the stock surrendered.
•	If you exchange West Metro common stock solely for First Horizon common stock in the merger, you will not recognize any gain or loss, except to the extent of the cash you receive in lieu of a fractional First Horizon share.
•	If you exchange West Metro common stock for a combination of cash and First Horizon common stock in the merger, you generally will recognize gain (but not loss), and the gain will be equal to the lesser of (1) the excess of the sum of the cash and the fair market value of the First Horizon common stock received over your tax basis in the West Metro stock surrendered, or (2) the amount of cash received.
•	Your basis in First Horizon common stock received in the merger generally will equal your basis in your West Metro common stock exchanged in the merger increased by any gain recognized on the exchange and reduced by cash received in the merger.
•	Your holding period for the First Horizon common stock received in the merger generally will include your holding period for the West Metro common stock exchanged in the merger.

      You should refer to “THE MERGER—Material United States Federal Income Tax Consequences” for a more complete discussion of the United States federal income tax consequences of the merger.

This tax treatment may not apply to certain West Metro shareholders, including shareholders who are foreign persons or dealers in securities. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your own tax advisor for a full understanding of the merger's tax consequences for you.

West Metro Directors and Executive Officers Have Some Financial Interests in the Merger that are Different from or in Addition to their Interests as Shareholders (Page 50)

      West Metro directors and executive officers have financial and other interests in the merger in addition to their interests as shareholders of West Metro. These interests include:

•	At the effective time of the merger, First Horizon will have entered into a consulting agreement with J. Michael Womble and paid Mr. Womble $50,000 in consideration for the termination of his employment contract;
•	At the effective time of the merger, First Horizon will have entered into employment agreements with John F. Hall, Steve Chatham and Kathy Hulsey; and
•	At the effective time of the merger, First Horizon will assume a pre-existing employment agreement between John D. Fasick and West Metro.

      West Metro's board of directors knew about these additional interests, and considered them, when it approved the merger agreement.

West Metro's Board of Directors Recommends that You Vote “FOR” the Approval of the Merger Agreement (Page 22)

      West Metro's board of directors believes that the merger is fair to and in the best interests of the West Metro shareholders, and recommends that West Metro shareholders vote “FOR” the approval of the merger agreement.

      In determining whether to adopt the merger agreement, West Metro's board of directors consulted with its senior management and legal and financial advisors. In arriving at its determination, West Metro's board of directors also considered a number of factors, including the following material factors:

•	The value of the consideration to be received by West Metro's shareholders relative to the book value and earnings per share of West Metro common stock.
•	Certain information concerning the financial condition, results of operations and business prospects of First Horizon.
•	The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the merger.
•	The alternatives to the merger, including remaining an independent institution.
•	The competitive and regulatory environment for financial institutions generally.
•	The fact that the merger will enable West Metro shareholders to exchange their shares of common stock, in a partially tax-free transaction, for cash and shares of common stock of a larger company, the stock of which is more widely held and more liquid than that of West Metro.
•	The opinion of Burke Capital that the consideration to be received by West Metro shareholders as a result of the merger is fair from a financial point of view.
•	The potential expense-saving opportunities, and the fact that former West Metro shareholders may choose to participate in the benefits of such opportunities, as well as in the benefit of any potential incremental revenue enhancement opportunities, on a going forward basis as First Horizon shareholders.
•	West Metro's board of directors' belief that a combination with First Horizon would allow West Metro shareholders to elect to participate in a combined company that would have better future prospects than West Metro was likely to achieve on a stand-alone basis or through a combination with other potential merger partners, with greater market penetration and more diversified customer bases and revenue sources.

      See “THE MERGER—West Metro's Reasons for the Merger; Recommendation of the Merger by West Metro's Board of Directors” beginning on page 22.

Board of Directors After the Merger (Page 20)

      After the merger, the board of directors of the combined company will have eleven (11) members, consisting of the eleven (11) current members of First Horizon's board of directors.

West Metro Shareholder Meeting to be Held on August 22, 2005 (Page 17)

      The West Metro special meeting will be held at 68 First National Drive, Dallas, Georgia 30157, on August 22, 2005 at 4:30 p.m., local time. At the special meeting, you will be asked:

1.	to approve the merger agreement; and
2.	to transact any other business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting.

      You can vote at the West Metro special meeting if you owned West Metro common stock at the close of business on, July 14, 2005. On that date, there were 1,200,000 shares of West Metro common stock outstanding and entitled to vote, approximately 45.0% of which were owned and entitled to be voted by West Metro directors and executive officers and their affiliates. You can cast one vote for each share of West Metro common stock you owned on that date. In order to approve the merger agreement, the holders of a majority of the outstanding shares of West Metro common stock entitled to vote must vote in favor of doing so.

The Merger is Expected to Occur in the Third Quarter of 2005 (Page 20)

      The merger will occur after all the conditions to its completion have been satisfied or, if permissible, waived. Currently, we anticipate that the merger will occur in the third quarter of 2005. However, we cannot assure you when or if the merger will occur. West Metro must first obtain approval of the merger agreement by West Metro shareholders. First Horizon and West Metro must also obtain necessary regulatory approvals. If the merger has not been completed by September 30, 2005, either First Horizon or West Metro may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to close by failing to comply with the merger agreement.

Completion of the Merger is Subject to Customary Conditions (Page 34)

      The completion of the merger is subject to a number of customary conditions being met, including the approval by West Metro shareholders of the merger agreement and the receipt of all required regulatory approvals.

      Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Not Complete the Merger Without All Required Regulatory Approvals (Page 40)

      We cannot complete the merger unless we receive the prior approval of the Federal Reserve Board. In addition, we need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities.

Termination of the Merger Agreement (Page 40)

      We may jointly agree to terminate the merger agreement at any time. The agreement may also be terminated:

•	if the shareholders of West Metro do not approve the merger agreement at the West Metro shareholders' meeting; or
•	if the other party is in breach of its representations, warranties or agreements which is not cured or curable within 60 days;
•	by First Horizon, if its board of directors so determines by a vote of a majority of its members of its entire board, if the First Horizon Common Stock Average Price is less than $38.50 per share, by written notice to West Metro delivered within three business days after the last day of the calculation period of the First Horizon average price for purposes of calculating the number of shares of First Horizon common stock; or
•	by West Metro, if its board of directors so determines by vote of the majority of the members of its entire board, if the First Horizon average price is greater than $45.50, by written notice to First Horizon within three business days after the last day of the calculation period.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 46)

      We may jointly amend the terms of the merger agreement, and either party may waive its right to require the other party to adhere to any of those terms, to the extent legally permissible. However, after the West Metro shareholders approve the merger agreement, they must approve any amendment or waiver that reduces or changes the form of the consideration that will be received by them.

First Horizon will Account for the Merger Using the “Purchase” Method (Page 49)

      First Horizon will account for the merger as a purchase for financial reporting purposes.

Dissenters' Rights (Page 47)

      Under Georgia law, West Metro shareholders have the right to dissent from the merger agreement and obtain payment for the fair value of their shares of West Metro common stock in connection with the merger. To exercise dissenters' rights, a holder of shares must not vote in favor of the adoption and approval of the merger agreement and the merger, and must otherwise strictly comply with all of the applicable requirements of Georgia law. Dissenters' rights are described under the heading “The Merger—Dissenters' Rights.” The relevant provisions of the applicable requirements of Georgia law are included as Appendix C to this proxy statement-prospectus.

Comparison of the Rights of West Metro Shareholders and First Horizon Shareholders (Page 52)

      First Horizon is incorporated under Tennessee law and West Metro is incorporated under Georgia law. West Metro shareholders who do not receive solely cash consideration in the merger, upon completion of the merger will become First Horizon shareholders, and their rights as such will be governed by Tennessee law and First Horizon's charter and bylaws. See “Comparison of Shareholders' Rights” beginning on page 52 for the material differences between the rights of West Metro shareholders and First Horizon shareholders.

FIRST HORIZON NATIONAL CORPORATION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

      Set forth below are highlights from First Horizon's consolidated financial data as of and for the years ended December 31, 2000 through 2004 and First Horizon's unaudited consolidated financial data as of and for the three months ended March 31, 2004 and 2005. This information should be read together with First Horizon's consolidated financial statements and related notes included in First Horizon's Annual Report on Form 10-K for the year ended December 31, 2004 and First Horizon's Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference in this document and from which this information is derived.

First Horizon National Corporation
Selected Consolidated Historical Financial Data
(Unaudited)

(Dollars in thousands except per share data)	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Net interest income	$227,447	$196,009	$856,311	$805,784	$755,614	$688,914	$600,923
Provision for loan losses	13,109	14,229	48,348	86,698	92,184	93,220	67,491
Noninterest income	343,398	370,125	1,363,186	1,667,584	1,311,935	1,095,021	797,097
Noninterest expense	394,855	371,976	1,504,340	1,667,672	1,417,306	1,202,152	993,527

Income before income taxes	162,881	179,929	666,809	718,998	558,059	488,563	337,002
Provision for income taxes	53,672	60,658	212,401	245,689	181,608	162,186	104,421
Cumulative effect of changes in accounting principles, net of tax	—	—	—	—	—	(8,168)	—

Net income	$109,209	$119,271	$454,408	$473,309	$376,451	$318,209	$232,581

PER COMMON SHARE
Earnings per common share before cumulative adjustments	$.88	$.95	$3.64	$3.73	$2.97	$2.55	$1.79
Earnings per common share	.88	.95	3.64	3.73	2.97	2.49	1.79
Diluted earnings per common share before cumulative adjustments	.85	.92	3.54	3.62	2.89	2.48	1.77
Diluted earnings per common share	.85	.92	3.54	3.62	2.89	2.42	1.77
Cash dividends declared	.43	.40	1.63	1.30	1.05	.91	.88
Book value	$16.73	$15.34	$16.39	$15.01	$13.35	$11.66	$10.70
(Dollars in millions)

PERIOD END BALANCES
Loans, net of unearned income	$17,183.8	$14,212.1	$16,427.7	$13,990.5	$11,345.4	$10,283.1	$10,239.5
Earning assets	28,797.2	22,389.4	25,952.3	20,621.1	19,999.8	17,085.7	15,193.3
Assets	35,157.4	27,084.2	29,771.7	24,506.7	23,823.1	20,621.6	18,559.6
Deposits	23,072.4	18,143.7	19,782.2	15,871.3	16,126.5	13,854.6	12,308.0
Term borrowings	2,591.4	2,345.4	2,616.4	1,726.8	929.7	550.4	409.7
Shareholders' equity	$2,092.7	$1,918.9	$2,041.0	$1,890.3	$1,691.2	$1,477.8	$1,384.2
Common shares outstanding (thousands)	124,131	123,981	123,532	124,834	125,600	125,865	128,745
AVERAGE BALANCES
Loans, net of unearned income	$16,680.6	$14,004.2	$15,384.6	$12,656.3	$10,634.5	$10,104.3	$9,932.0
Earning assets	29,367.1	21,419.5	23,718.3	21,328.9	17,397.4	16,125.4	16,095.5
Assets	34,091.4	24,894.0	27,305.8	25,133.6	20,704.0	19,227.2	19,325.3
Deposits	21,604.0	16,072.0	17,635.5	16,111.6	13,674.8	12,540.6	12,932.0
Term borrowings	2,616.1	1,821.8	2,248.0	1,342.9	685.5	521.5	384.3
Shareholders' equity	$2,035.4	$1,871.7	$1,905.5	$1,800.4	$1,568.3	$1,401.3	$1,276.6
Average shares (thousands)	124,717	125,535	124,731	126,765	126,714	127,777	129,865
KEY PERFORMANCE RATIOS
Return on average assets before cumulative adjustments	1.30%	1.93%	1.66%	1.88%	1.82%	1.70%	1.20%
Return on average assets	1.30%	1.93%	1.66%	1.88%	1.82%	1.66%	1.20%
Return on average shareholders' equity before cumulative adjustments	21.80%	25.63%	23.85%	26.29%	24.00%	23.29%	18.22%
Return on average shareholders' equity	21.80%	25.63%	23.85%	26.29%	24.00%	22.71%	18.22%
Net interest margin	3.12%	3.68%	3.62%	3.78%	4.35%	4.29%	3.75%
Dividend payout ratio	50.6%	43.48%	46.0%	35.9%	36.3%	37.6%	49.7%
Average equity to average assets	5.97%	7.52%	6.98%	7.16%	7.57%	7.29%	6.61%

WEST METRO FINANCIAL SERVICES
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

      Set forth below are highlights from West Metro's consolidated financial data as of and for the years ended December 31, 2002 through 2004 and West Metro's unaudited consolidated financial data as of and for the three months ended March 31, 2004 and 2005. You should read this information together with West Metro's consolidated financial statements and related notes included in West Metro's Annual Report on Form 10-KSB for the year ended December 31, 2004 and West Metro's Form 10-QSB for the quarter ended March 31, 2005, which are incorporated by reference in this document and from which this information is derived.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002

Net interest income	$1,399,627	833,577	$4,303,636	2,383,680	1,144,245
Provision for loan losses	150,000	108,250	660,250	402,626	500,000
Noninterest income	153,035	107,799	306,432	526,739	312,227
Noninterest expense	852,131	706,264	2,894,135	2,382,546	1,481,382
Net earnings (loss)	$329,156	76,250	$658,235	370,474	(524,910)

PER COMMON SHARE
Basic earnings (loss)	$0.27	0.06	$.55	.31	(.44)
Diluted earnings (loss)	0.26	0.06	.52	.31	(.44)
Cash dividends declared	—	—	—	—	—
Book value	$10.38	9.63	$10.11	9.57	9.27

PERIOD END BALANCES
Loans, net	$110,832,659	75,962,990	$105,780,093	65,720,988	39,212,970
Earnings assets	116,036,958	80,028,095	123,925,548	69,015,626	43,544,140
Assets	133,409,728	89,974,198	130,708,003	71,779,558	45,987,265
Deposits	119,544,671	78,285,829	117,258,867	59,174,579	34,719,753
Shareholders' equity	$12,454,566	11,558,393	$12,135,257	11,480,306	11,123,082
Common shares outstanding	1,200,000	1,200,000	1,200,000	1,200,000	1,200,000

AVERAGE BALANCES
Loans	$111,962,917	70,132,172	$89,259,948	53,574,769	22,710,122
Earnings assets	126,699,965	75,684,537	96,168,024	60,251,831	28,203,129
Assets	132,491,589	79,077,034	101,049,376	63,117,570	31,785,712
Deposits	119,241,681	67,346,821	88,552,805	52,171,845	20,243,192
Stockholders' equity	$12,160,820	11,438,877	$11,382,842	10,725,590	10,706,890
Weighted average shares outstanding	1,200,000	1,200,000	1,200,000	1,200,000	1,200,000

KEY PERFORMANCE RATIOS
Return on average assets	1.10%	0.42%	0.65%	0.59%	(2.22)%
Return on average stockholders' equity	10.98%	2.70%	5.78%	3.45%	(6.43)%
Net interest margin	4.37%	4.42%	4.47%	3.95%	5.25%
Dividend payout ratio	—	—	—	—	—
Average equity to average assets	9.18%	14.47%	11.26%	16.99%	33.68%

COMPARATIVE PER SHARE DATA

      The following table sets forth for First Horizon common stock and West Metro common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2004, in the case of the income from continuing operations and dividends paid data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company's results of operations. The pro forma financial adjustments record the assets and liabilities of West Metro at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The information in the following table is based on, and should be read together with, the historical financial information that First Horizon and West Metro have presented in prior filings with the Securities and Exchange Commission, or SEC.

      The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods. Upon completion of the merger, the operating results of West Metro will be reflected in the consolidated financial statements of First Horizon on a prospective basis.

	First Horizon Historical	West Metro Historical		Pro Forma Combined		Per Equivalent West Metro Share(1)

Income from continuing operations for the twelve months ended December 31, 2004
Diluted	$3.54		$0.52		$3.53	$1.88
Basic	3.64		0.55		3.63	1.93

Income from continuing operations for the three months ended March 31, 2005
Diluted	$0.85		$0.26		$0.85	$0.45
Basic	0.88		0.27		0.87	0.46

Cash Dividends Paid
For the twelve months ended December 31, 2004	$1.63		$—		$1.63	$0.87
For the three months ended March 31, 2005	0.43		—		0.43	0.23

Book Value
As of December 31, 2004	$16.39		$10.11		$16.49	$8.76
As of March 31, 2005	16.73		10.38		16.83	8.94

Closing Stock Price
As of March 14, 2005	$42.41	$	N/A	$	N/A	$22.53

(1)	Calculated by multiplying the Pro Forma Combined information by a hypothetical exchange ratio based on the closing price of First Horizon common stock of $42.24 on March 15, 2005.

COMPARATIVE STOCK PRICES AND DIVIDENDS

      On March 14, 2005, the last trading day prior to the public announcement of the execution of the merger agreement, the last sales price of First Horizon common stock was $42.41 per share. Shares of West Metro common stock do not trade in any established public market, and thus no market value for West Metro shares on the last day prior to the announcement of the merger can be provided.

      On July 15, 2005, the most recent practicable trading day prior to the printing of this proxy statement-prospectus, the last sales price of First Horizon common stock was $44.00 per share. The market price of shares of First Horizon common stock is subject to fluctuation. As a result, West Metro shareholders are urged to obtain current market quotations. On July 15, 2005, there were 1,200,000 shares of West Metro common stock outstanding held by approximately 375 holders of record.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

First Horizon

      First Horizon common stock is listed on the NYSE and traded under the symbol “FHN.” The following table sets forth, for the periods indicated, the high and low reported closing prices per share of common stock on the NYSE and the cash dividends declared per share of First Horizon common stock.

	Price Range of Common Stock		Dividends Declared
	High	Low
Quarter Ended

2000
March 31	$27.56	$16.06	$0.22
June 30	$22.19	$16.58	$0.22
September 30	$22.19	$17.81	$0.22
December 31	$29.06	$19.31	$0.22
2001
March 31	$33.00	$27.38	$0.22
June 30	$36.80	$30.14	$0.22
September 30	$37.04	$31.29	$0.22
December 31	$37.25	$31.80	$0.25
2002
March 31	$36.06	$33.49	$0.25
June 30	$40.45	$34.55	$0.25
September 30	$39.70	$32.62	$0.25
December 31	$37.95	$30.05	$0.30
2003
March 31	$39.96	$36.14	$0.30
June 30	$47.98	$39.05	$0.30
September 30	$44.98	$38.97	$0.30
December 31	$46.60	$42.37	$0.40
2004
March 31	$47.91	$42.70	$0.40
June 30	$48.01	$43.00	$0.40
September 30	$45.72	$42.82	$0.40
December 31	$44.23	$41.59	$0.43
2005
March 31	$44.28	$40.00	$0.43
June 30	$43.26	$38.77	$0.43
through July 15, 2005	$44.55	$42.08	$—

West Metro

      West Metro common stock is not listed for quotation on any stock exchange. There is no established market for West Metro common stock and an active market is not likely to develop. The management of West Metro is made aware from time to time of transactions in the Company's stock. During 2004 and up to the date of this proxy statement prospectus, prices ranged between $11.00 and $16.00 per share for transactions in West Metro common stock.

First Horizon Dividend Policy

      The holders of First Horizon common stock receive dividends if and when declared by the First Horizon board of directors out of legally available funds. First Horizon has paid a dividend of $0.43 per common share in each of January and April 2005, and its Board of Directors has declared a third such dividend payable in July 2005. For each of the four quarters of 2004, First Horizon paid a cash dividend of $0.40 per share of common stock. Following the completion of the merger, First Horizon expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and the First Horizon board of directors' consideration of other relevant factors.

RISK FACTORS RELATING TO THE MERGER

      In addition to the other information contained in or incorporated by reference into this document, including without limitation, First Horizon's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and West Metro's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Because the Market Price of First Horizon Common Stock Will Fluctuate, West Metro Shareholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

      Upon completion of the merger, each share of West Metro common stock will be converted into merger consideration consisting of shares of First Horizon common stock or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by West Metro shareholders will be based on the average closing price of First Horizon common stock reported in the Wall Street Journal during the twenty trading days ending five days prior to the completion of the merger. This average price may vary from the closing price of First Horizon common stock on the date we announced the merger, on the date that this proxy statement-prospectus was mailed to West Metro shareholders, and on the date of the special meeting of the West Metro shareholders. Any change in the market price of First Horizon common stock prior to completion of the merger will affect the merger consideration that West Metro shareholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

      Accordingly, at the time of the West Metro special meeting, West Metro shareholders will not necessarily know or be able to calculate the exchange ratio used to determine the number of any shares of First Horizon common stock they would receive upon completion of the merger.

We May Fail to Realize the Anticipated Benefits of the Merger.

      The success of the merger will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of First Horizon and West Metro. However, to realize the anticipated benefits from the merger, we must successfully combine the businesses of First Horizon and West Metro in a manner that permits First Horizon to successfully and efficiently integrate itself into the Georgia banking market. If we are not able to achieve this objective, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

      First Horizon and West Metro have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

The Market Price of the Shares of First Horizon Common Stock after the Merger May Be Affected By Factors Different From Those Affecting the Shares of West Metro or First Horizon Currently.

      The businesses of First Horizon and West Metro differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company's shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of First Horizon or West Metro. For a discussion of the businesses of First Horizon and West Metro and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 69.

West Metro Shareholders May Receive a Form of Consideration Different From What They Elect.

      While each West Metro shareholder may elect to receive all cash or all First Horizon common stock in the merger, the pools of cash and First Horizon common stock available for all West Metro shareholders will be fixed amounts. As a result, if either a cash or stock election proves to be more popular among West Metro shareholders, and you choose the election that is more popular, you might receive a portion of your consideration in a form which you did not select.

FORWARD-LOOKING STATEMENTS

      This proxy statement-prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, intentions, future performance and business of each of First Horizon and West Metro and other statements that are not historical facts, as well as certain information relating to the merger, including, without limitation:

•	statements relating to the benefits of the merger, including the cost savings and accretion to reported earnings estimated to result from the merger;

•	statements relating to revenues of the combined company after the merger; and

•	statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “seeks,” “is likely,” “will,” “going forward,” “estimates,” “should,” “could,” “may” or similar expressions.

      These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the factors discussed under “Risk Factors Relating to the Merger” on page 14, as well as the following factors:

•	expected cost savings and revenue synergies from the merger may not be fully realized or realized within the expected time frame;

•	the businesses may not be integrated successfully following the merger;

•	revenues following the merger may be lower than expected;

•	disruption from the merger may make it more difficult for the combined company to maintain relationships with clients, customers, depositors, employees or suppliers;

•	competitive pressures among financial services companies, and the effect of such pressures on pricing, spending and third-party relationships may intensify;

•	costs or difficulties related to the integration of the businesses of First Horizon and West Metro may be greater than expected;

•	the actual timing and amount of interest rate movements may be unfavorable to us or occur contrary to our expectations;

•	changes in consumer spending and saving habits may have a negative impact on our businesses;

•	changes in financial condition of our borrowers, U.S. housing prices, collateral values, and our customer profiles may be adverse to us or occur contrary to our expectations;

•	our hedging practices may be less effective than we anticipate, and our acutal prepayment experience (which can affect our loan originating and servicing businesses) may differ from our expectations;

•	changes in the competitive environment in our business lines and markets, including changes in technology, new products and services, and pricing concessions, may adversely impact our businesses and financial performance;

•	general economic and business conditions, whether internationally, nationally, or in the regional and local market areas in which First Horizon and West Metro are doing business, including market and monetary fluctuations as well as inflation or deflation, may be unfavorable to us or occur contrary to our expectations; and

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors may negatively impact our businesses, operations, pricing or services.

      Additional factors that could cause actual results to differ materially from those expressed in the forward looking statements are discussed in reports filed with the SEC by First Horizon and West Metro. See “Where You Can Find More Information” on page 69.

      Forward-looking statements speak only as of the date of this proxy statement-prospectus or the date of any document incorporated by reference in this document. All subsequent written and oral prospectus and attributable to First Horizon or West Metro or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither First Horizon nor West Metro undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

WEST METRO SPECIAL MEETING

General

      This proxy statement-prospectus is being furnished to West Metro shareholders in connection with the solicitation of proxies by the West Metro board of directors to be used at the special meeting of shareholders to be held on August 22, 2005, at 4:30 p.m., local time, at 68 First National Drive, Dallas, Georgia 30157, and at any adjournment or postponement of that meeting. This proxy statement-prospectus and the enclosed form of proxy are being sent to West Metro shareholders on or about July 21, 2005.

Record Date and Voting

      The West Metro board of directors has fixed the close of business on July 14, 2005 as the record date for determining the holders of shares of West Metro common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of West Metro common stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 1,200,000 shares of West Metro common stock outstanding, held by approximately 375 holders of record.

      Each holder of shares of West Metro common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for West Metro to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of West Metro common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card that is received at or prior to the meeting (and not revoked).

      If your proxy card is properly executed and received by West Metro in time to be voted at the special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide West Metro with any instructions, your shares will be voted “FOR” the approval of the merger agreement.

      If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the merger.

      The only matter that we expect to be presented at the special meeting is the approval of the merger agreement. If any other matters properly come before the special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by a majority of the members of the West Metro board of directors.

Vote Required

      Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of West Metro common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. The required vote of West Metro shareholders on the merger is based upon the number of outstanding shares of West Metro common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the special meeting or the abstention from voting by West Metro shareholders will have the same effect as an “AGAINST” vote with respect to this matter.

      As of the record date:

•	West Metro directors, executive officers and their affiliates owned and were entitled to vote approximately 539,470 shares of West Metro common stock, representing approximately 45.0% of the outstanding shares of West Metro common stock; and

•	First Horizon directors, executive officers and their affiliates did not own any shares of West Metro common stock.

      We currently expect that West Metro's directors and executive officers will vote their shares “FOR” approval of the merger agreement, although none of them has entered into any agreement obligating them to do so.

Revocability of Proxies

      The presence of a shareholder at the special meeting will not automatically revoke that shareholder's proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation prior to the meeting to Kathy Hulsey, Corporate Secretary, West Metro Financial Services, 68 First National Drive, Dallas, Georgia 30157;

•	submitting another proxy by mail that is dated later than the original proxy; or

•	attending the special meeting and voting in person.

      If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Solicitation of Proxies

      In addition to solicitation by mail, directors, officers and employees of West Metro may solicit proxies for the special meeting from West Metro shareholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. We also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions.

      West Metro will be responsible for the expenses incurred in connection with the printing and mailing of this document.

Participants in West Metro's Equity Compensation Plans

      If you hold rights to acquire shares of West Metro through an option or warrant previously granted to you, West Metro will cause each holder of an option or warrant to execute and deliver an agreement to which such holder agrees to sell to First Horizon, effective at the Effective Time, such option for cash or, in the case of a holder of a warrant, for either cash or shares of First Horizon common stock. The cash payment shall be calculated as an amount equal to the number of shares of West Metro common stock specified in such warrant or option times the $22.44 less the aggregate exercise price for all shares of West Metro common stock specified in such warrant or option, subject to required withholding taxes, if any. If a holder of a Warrant elects to receive shares of First Horizon common stock in lieu of cash, the number of shares of First Horizon common stock shall be calculated as follows: (i) the number of shares of West Metro common stock specified in such Warrant times (ii) the quotient of (A) $22.44 less the exercise price per West Metro share specified in the Warrant and less required withholding taxes per share, if any; divided by (B) the average price of the First Horizon common stock.

INFORMATION ABOUT FIRST HORIZON

      First Horizon is a Tennessee Corporation incorporated in 1968. First Horizon is registered as a bank holding company under the Bank Holding Company Act of 1956 and elected, effective March 13, 2000, to become a financial holding company pursuant to the provisions of the Gramm-Leach-Bliley Act. At March 31, 2005, First Horizon had total assets of $35.2 billion. Through its principal subsidiary, First Tennessee Bank National Association, and its other banking-related subsidiaries, First Horizon provides diversified financial services through the following four business segments:

•	Retail/Commercial Banking—offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, the retail/commercial bank provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, merchant services, check clearing, and correspondent services. Retail/Commercial Banking includes Equity Lending, and second-lien mortgage and construction loans originated by First Horizon Home Loans, which were previously in the mortgage segment, and correspondent services, which was previously in Capital Markets.

•	Mortgage Banking—helps provide home ownership through First Horizon Home Loans, which operates offices in more than 40 states and is one of the top 15 mortgage servicers and top 20 originators of mortgage loans to consumers. This segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses.

•	Capital Markets—provides a broad spectrum of financial services for the investment and banking communities through the integration of capital markets securities activities, equity research and investment banking.

•	Corporate/Other—consists of unallocated corporate expenses, expense on certain subordinated debt issuances and certain preferred stock, bank-owned life insurance, unallocated interest income associated with excess capital, funds management and venture capital.

      First Tennessee Bank National Association is subject to regulation and supervision by the Office of the Comptroller of the Currency. As the holding company for First Tennessee, First Horizon is a bank holding company and a financial holding company subject to regulation and supervision by the Federal Reserve.

      For more information about First Horizon's business, reference is made to First Horizon's Annual Report on Form 10-K for the year ended December 31, 2004 and to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” on page 69.

      The principal office of First Horizon is located at 165 Madison Avenue, Memphis, Tennessee 38103, telephone number (901) 523-4444.

INFORMATION ABOUT WEST METRO

      West Metro is a bank holding company and owns all of the outstanding shares of its only subsidiary, First National Bank West Metro. The bank opened on March 25, 2002, at its Paulding County headquarters in Dallas, Georgia. The bank offers a wide range of commercial and personal banking services through this location as well as its full-service branch in Douglasville, Georgia. At December 31, 2004, West Metro had, on a consolidated basis, total assets of $130.7 million, total deposits of $117.2 million and stockholders' equity of $12.1 million.

      For more information about West Metro's business, reference is made to West Metro's Annual Report on Form 10-KSB for the year ended December 31, 2004, which is incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information” on page 69.

      The principal office of West Metro is located at 68 First National Drive, Dallas, Georgia 30157, telephone number (770) 505-3598.

THE MERGER

      The following description of the material information about the merger, including the summary of the material terms and provisions of the merger agreement and the descriptions of the opinion of West Metro's financial advisor, is qualified in its entirety by reference to the more detailed appendices to this proxy statement-prospectus. We urge you to read all of the appendices to this proxy statement-prospectus in their entirety.

Transaction Structure

      The First Horizon board of directors and the West Metro board of directors each has approved and adopted the merger agreement, which provides for the merger of West Metro with and into First Horizon. First Horizon will be the surviving corporation in the merger. The merger is expected to be completed in the third quarter of 2005. Each share of First Horizon common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of First Horizon, and each share of West Metro common stock issued and outstanding at the effective time of the merger will be converted into either cash or First Horizon common stock, as described below. See “Merger Consideration.”

      The First Horizon charter will be the charter and the First Horizon bylaws will be the bylaws of the combined company after the completion of the merger. The First Horizon board of directors will be the board of directors of the combined company after the completion of the merger.

      The merger agreement provides that First Horizon may change the structure of the merger. No such change will alter the kind or amount of consideration to be provided to West Metro shareholders, adversely affect the tax consequences to West Metro shareholders in the merger, or materially impede or delay completion of the merger.

Source of Funds for Cash Portion of Merger Consideration

      First Horizon intends to pay the cash portion of the merger consideration to the West Metro shareholders from funds available to First Horizon at closing. First Horizon currently intends these funds to be comprised of generally available funds.

Background of the Merger

      The board of directors of West Metro believes that its primary responsibility is to increase shareholder value. Although the board of directors believes that West Metro has enjoyed strong performance since First National Bank West Metro opened, West Metro's board of directors believes that a strategic merger with a larger bank with greater stock liquidity would enhance the value of its shareholders' investment in West Metro.

      On November 4, 2004, Burke Capital introduced Mr. Womble to management of First Horizon after First Horizon expressed an interest in seeking a Georgia commercial bank as an entry vehicle to the Atlanta and Georgia markets. Between November 4, 2004 and December 14, 2004, First Horizon reviewed public information and performed financial analysis on West Metro prior to determining that it would like to pursue a possible acquisition. That intention and a preliminary offer price was expressed in a meeting with Mr. Womble at the offices of Burke Capital.

      After that time, the executive committee of West Metro met several times to discuss the merits of a strategic business combination and the possible financial terms of such a transaction. In late December 2004, First Horizon provided Mr. Womble and the executive committee with an outline of the terms under which they would be willing to pursue a transaction.

      On December 23, 2004, West Metro's board of directors met with Burke Capital to discuss the proposed transaction, and at that meeting the board unanimously approved pursuing a merger with First Horizon and authorized West Metro's management to begin negotiation of a definitive merger agreement with First Horizon, subject to a visit with senior management of First Horizon at their Memphis, Tennessee headquarters.

      On January 5, 2005, management of West Metro visited with the President and CEO of First Horizon, along with several other management officials, in Memphis to discuss the possible merger. On January 18, 2005, First Horizon's board of directors approved proceeding with the acquisition, subject to negotiation of final terms and conditions by First Horizon management. The two companies began to negotiate the terms of a definitive merger agreement, and on January 21, 2005 First Horizon and West Metro entered into a confidentiality agreement and First Horizon began its due diligence examination of West Metro.

      West Metro's board of directors met on March 15, 2005 to discuss the terms of the proposed merger agreement. Also present at the meeting were representatives of Powell Goldstein LLP, attorneys representing West Metro, and Burke Capital. Representatives of Powell Goldstein reviewed and discussed with the board the terms of the proposed merger agreement, and representatives of Burke Capital delivered and described that firm's opinion that, as of the date of the meeting, the consideration to be received by West Metro shareholders was fair, from a financial point of view, to the shareholders of West Metro. After full consideration and discussion of the structure, terms and conditions of the proposed merger, the West Metro board of directors approved the proposed transaction as in the best interests of the West Metro shareholders and authorized Mr. Womble to execute the merger agreement and take such further action as necessary to consummate the merger, subject to regulatory and shareholder approval.

      The merger agreement between West Metro and First Horizon was executed by the parties on March 15, 2005.

      The transaction was announced on March 15, 2005 by a joint press release issued by First Horizon and West Metro.

First Horizon's Reasons for the Merger

      The board of directors of First Horizon has determined that the merger is fair to, and in the best interests of, First Horizon and its shareholders. In arriving at its determination, the First Horizon board of directors considered a number of factors, including the following material factors:

      Strategic Considerations. First Horizon believes that the merger will provide a number of significant strategic opportunities and benefits, including the following:

•	The merger will provide a means of entry for First Tennessee Bank into Georgia.

•	The merger furthers First Horizon's strategic goal of expanding its presence within part of its current geographic region.

•	The merger is expected to better position the combined company in the fast-growing, demographically strong Southeast.

      Complementary Strengths

•	First Horizon believes that the merger will combine highly complementary organizations.

•	First Horizon and West Metro have relatively little geographic overlap in their banking networks.

•	The combined company will be able to offer a broader range of products and services to West Metro clients.

•	The combined company will be able to offer full banking services to First Horizon's mortgage customers in West Metro's geographic area.

      Other Factors Considered by the First Horizon. In addition to considering the strategic opportunities and benefits outlined above, First Horizon considered the following additional factors, all of which it viewed as supporting its decision to approve the merger:

•	historical information concerning First Horizon's and West Metro's respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, which comparisons generally supported the First Horizon board of directors' determination as to the relative values of First Horizon, West Metro and the combined company;

•	the results of the due diligence review of West Metro's businesses and operations;

•	the current and prospective competitive environment in which financial institutions such as First Horizon operate; and

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions.

      The board of directors of First Horizon also considered the potential risks of the merger, which include (1) the challenges of combining and integrating the operations of First Horizon and West Metro and (2) the risk that the anticipated benefits will not be achieved in a timely fashion, or at all.

      The foregoing discussion of the information and factors considered by First Horizon's board of directors is not exhaustive, but includes all material factors considered by the Board. In view of the wide variety of factors considered in connection with the First Horizon Board's evaluation of the merger and the complexity of such matters, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Board considered the factors described above and reached the general consensus that the merger was in the best interests of First Horizon and First Horizon shareholders.

      It should be noted that this explanation of the First Horizon Board of Director's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page 16.

West Metro's Reasons for the Merger; Recommendation of the Merger by the West Metro Board of Directors

      In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, the West Metro board of directors consulted with West Metro's management, as well as its legal and financial advisors, and considered a number of factors, including:

•	The value of the consideration to be received by West Metro's shareholders relative to the book value and earnings per share of West Metro common stock;

•	Certain information concerning the financial condition, results of operations and business prospects of First Horizon;

•	The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the merger;

•	The alternatives to the merger, including remaining an independent institution;

•	The competitive and regulatory environment for financial institutions generally;

•	The fact that the merger will enable West Metro shareholders to exchange their shares of common stock, in a partially tax-free transaction, for cash and shares of common stock of a larger company, the stock of which is more widely held and more liquid than that of West Metro;

•	The opinion of Burke Capital that the consideration to be received by West Metro shareholders as a result of the merger is fair from a financial point of view;

•	The potential expense-saving opportunities, and the fact that former West Metro shareholders may choose to participate in the benefits of such opportunities, as well as in the benefit of any potential incremental revenue enhancement opportunities, on a going forward basis as First Horizon shareholders.

•	The West Metro board of directors' belief that a combination with First Horizon would allow West Metro shareholders to elect to participate in a combined company that would have better future prospects than West Metro was likely to achieve on a stand-alone basis or through a combination with other potential merger partners, with greater market penetration and more diversified customer bases and revenue sources; and

•	The regulatory and other approvals required in connection with the merger and the likelihood that, once the definitive merger agreement had been entered into, the merger would be completed.

      In addition, the board of West Metro was aware of and considered the financial interests of certain West Metro directors and executives, when it approved the merger agreement. These financial interests are addressed in greater detail under the heading “Financial Interests of West Metro Directors and Executive Officers in the Merger” on page 50.

      The foregoing discussion of the factors considered by the West Metro board of directors is not intended to be exhaustive, but, rather, includes all material factors considered by the West Metro board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the West Metro board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The West Metro board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination. It should be noted that this explanation of the West Metro board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements” on page 16.

For the reasons set forth above, the West Metro board of directors has approved and adopted the merger agreement as advisable and in the best interests of West Metro and its shareholders and recommends that the West Metro shareholders vote “FOR” the approval and adoption of the merger agreement.

Opinion of West Metro's Financial Advisor

      West Metro retained Burke Capital to act as its financial advisor in connection with a possible business combination. Burke Capital is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Burke Capital is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

      Burke Capital acted as financial advisor to West Metro in connection with the proposed merger with First Horizon and participated in certain of the negotiations leading to the merger agreement. In connection with Burke Capital's engagement, West Metro asked Burke Capital to evaluate the fairness of the merger consideration to West Metro's shareholders from a financial point of view. At the March 15, 2005 meeting of the West Metro board to evaluate the merger, Burke Capital delivered its written opinion and, based upon and subject to various matters set forth in its opinion, the merger consideration was fair to West Metro's shareholders from a financial point of view. At this meeting, West Metro's board voted to approve the merger and West Metro officers subsequently executed the merger agreement on March 15, 2005.

The full text of Burke Capital's written opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines matters considered and qualifications and limitations on the review undertaken by Burke Capital in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

Burke Capital's opinion speaks only as of the date of the opinion. The opinion was directed to West Metro's board and is directed only to the fairness of the merger consideration to West Metro shareholders from a financial point of view. It does not address the underlying business decision of West Metro to engage in the merger or any other aspect of the merger and is not a recommendation to any West Metro shareholder as to how such shareholder should vote at the shareholder meeting with respect to the merger or any other matter.

      In connection with rendering its March 15, 2005 opinion, Burke Capital reviewed and considered, among other things:

•	the merger agreement and certain of the schedules thereto.

•	certain publicly available financial statements and other historical financial information of West Metro that it deemed relevant.

•	certain publicly available financial statements and other historical financial information of First Horizon that it deemed relevant.

•	projected earnings estimates for West Metro for the years ending December 31, 2005 through 2008 prepared by and reviewed with senior management of West Metro.

•	the views of senior management regarding West Metro's business, financial condition, results of operations and future prospects.

•	the pro forma financial impact of the merger on First Horizon's ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of West Metro and Burke Capital.

•	the financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available.

•	Burke Capital's discounted cash flow analysis of West Metro's common stock and compared the merger consideration to the imputed values yielded by this analysis.

•	the current market environment generally and the banking environment in particular.

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

West Metro's board of directors did not limit the investigations made or the procedures followed by Burke Capital in giving its opinion.

      In performing its reviews and analyses and in rendering its opinion, Burke Capital assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of West Metro and First Horizon that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Burke Capital was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. Burke Capital did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of West Metro or First Horizon or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. Burke Capital is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of West Metro or First Horizon, nor did it review any individual credit files relating to West Metro or First Horizon. With West Metro's consent, Burke Capital assumed that the respective allowances for loan losses for both West Metro and First Horizon were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Burke Capital did not conduct any physical inspection of the properties or facilities of West Metro or First Horizon. Burke Capital is not an accounting firm and it relied on the reports of the independent accountants of West Metro and the Directors of First Horizon for the accuracy and completeness of the financial statements furnished to it.

      Burke Capital's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Burke Capital assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Burke Capital also assumed that there has been no material change in West Metro's or First Horizon's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, and that West Metro and First Horizon will remain as going concerns for all periods relevant to its analyses.

      In rendering its March 15, 2005 opinion, Burke Capital performed a variety of financial analyses. The following is a summary of the material analyses performed by Burke Capital, but is not a complete description of all the analyses underlying Burke Capital's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Burke Capital believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Burke Capital's comparative analyses described below is identical to West Metro or First Horizon and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of West Metro or First Horizon and the companies to which they are being compared.

      The earnings projections used and relied upon by Burke Capital in its analyses were based upon internal projections of West Metro. With respect to all such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, West Metro's management confirmed to Burke Capital that they reflected the best currently available estimates and judgments of such managements of the future financial performance of West Metro and Burke Capital assumed for purposes of its analyses that such performance would be achieved. Burke Capital expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Burke Capital by West Metro were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Burke Capital in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

      In performing its analyses, Burke Capital also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of West Metro, First Horizon and Burke Capital. The analyses performed by Burke Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Burke Capital prepared its analyses solely for purposes of rendering its opinion and provided such analyses to West Metro's board at the March 15, 2005 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Burke Capital's analyses do not necessarily reflect the value of West Metro's common stock or First Horizon's common stock or the prices at which West Metro's or First Horizon's common stock may be sold at any time.

Summary of Proposed Merger

      Burke Capital reviewed the financial terms of the proposed transaction whereby the holders of West Metro stock shall be entitled to elect to receive, in exchange for their shares of West Metro stock, 0.53125 shares of First Horizon, $22.44 in cash, or a combination thereof; provided, however, that the aggregate cash consideration totals no less than $11 million and may not exceed $13 million. Based upon the terms of the merger agreement and First Horizon's closing stock price of $42.24, Burke Capital calculated a transaction value of $32,000,177, or $22.44 per West Metro share. Utilizing West Metro's December 31, 2004 unaudited financial information, Burke Capital calculated the following ratios:

Deal Value Considerations:		Deal Multiples:

Offer Price/Common Share	$22.44	Transaction Value/LTM Net Income	48.62	x
Aggregate Value For Common Shares	$26,928,000	Transaction Value/Book Value	2.64	x
Aggregate Value for Outstanding Options	$5,072,177	Transaction Value/Leveraged Book Value	2.64	x

Total Transaction Value	$32,000,177	Core Deposit Premium	26.64%

* Deal multiples based on December 31, 2004 unaudited financial results.

      Burke Capital calculated 1,613,000 fully diluted shares of West Metro common stock outstanding, which was determined using the treasury stock method at the offer price per share. The fully diluted share count is based upon West Metro's 1,200,000 outstanding common shares and 413,000 outstanding options to purchase common shares at a weighted average strike price of $10.16.

Comparable Company Analysis

      Burke Capital used publicly available information to compare selected financial information for West Metro and a group of selected financial institutions. The group consisted of West Metro and 19 bank holding companies, which we refer to as the “West Metro Peer Group.” The West Metro Peer Group consisted of selected Georgia community banks established between 2000 and 2002 with assets between $75 million and $200 million. The West Metro Peer Group was comprised of the following institutions:

Bank Holding Company	City	Bank Holding Company	City
CBB Bancorp	Cartersville	MCB Financial Group, Inc.	Carrollton
Community Banks of Georgia, Inc.	Jasper	NBG Bancorp, Inc.	Athens
DNB Financial Services, Inc.	Douglas	Newnan Coweta Bancshares, Inc.	Newnan
FCB Financial Corp.	Savannah	North Georgia Bancorp, Inc	Watkinsville
First Bank of Henry County	McDonough	Piedmont Bancshares Incorporated	Atlanta
First Intercontinental Bank	Doraville	Security Exchange Bank	Marietta
First Southern Bancorp	Statesboro	UCB Financial Group, Inc.	Atlanta
FNBG Bancshares, Inc.	Duluth	United National Bank	Cairo
Georgia Banking Company, Inc.	Atlanta	WB&T Bankshares, Inc.	Valdosta
Horizon Bancorp, Inc.	Duluth

      The analysis calculated the median performance of the West Metro Peer Group, based upon the latest publicly available financial data, to West Metro's December 31, 2004 unaudited financial results. The table below sets forth the comparative data.

	Revenues		Earnings				Capital Implications		Asset Quality
	Net Interest Margin	Noninterest Income/Average Assets	Efficiency	ROAA	ROAE	Pre-Provision, Pre-Tax Margin	Equity/ Asset	Assets Utilization	NPA's/Total Assets

Peer Group Median	4.18%	0.57%	65.24%	0.98%	11.08%	1.72%	8.45%	95.05%	0.10%
West Metro	4.49%	0.30%	62.12%	0.65%	0.58%	1.79%	9.28%	95.13%	0.00%

      West Metro's performance is within the range of the selected peer group.

Analysis of Selected Merger Transactions

      Burke Capital compared selected pricing multiples and ratios implied by the merger consideration to corresponding merger and acquisition pricing multiples and ratios observed in transactions Burke Capital deemed relevant to the merger. Burke Capital reviewed selected southeastern bank and thrift merger and acquisition transactions since January 1, 2002 in which the seller had assets between $50 million and $150 million and return on average assets greater than 35 basis points. Burke Capital's review showed that the merger consideration represented multiples of earnings and book value above the corresponding mean and median values for the selected U.S. merger and acquisition transactions.

      In order to address the specific valuation considerations within the southeastern market that West Metro serves, Burke Capital selected a group of comparable southeastern merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke Capital selected bank and thrift merger and acquisition transactions according to the following criteria:

•	merger and acquisition transactions announced after January 1, 2002.

•	seller located in the southeastern U.S.

•	seller assets between $50 million and $150 million.

•	seller with ROAA greater than 35 bps.

      Burke Capital selected 13 transactions fitting the criteria listed above as being comparable to the proposed merger. The 13 comparable transactions selected included the following:

Buyer	State	Seller	State
Liberty Bancshares, Inc.	AR	TrustBank Financial Group	SC
GB&T Bancshares, Inc.	GA	FNBG Bancshares, Inc.	GA
BancorpSouth Inc.	MS	Premier Bancorp Inc.	TN
First Natl Bkshs of FL	FL	First Bradenton Bank	FL
Capitol Bancorp Ltd.	MI	First Carolina State Bank	NC
Alabama National BanCorp.	AL	Cypress Bankshares Inc.	FL
Community Capital Corp.	SC	Abbeville Capital Corporation	SC
First Security Group Inc.	TN	Premier National Bank	GA
First Bancorp Inc.	VA	First Commonwealth Bank	VA
Hazlehurst Investors, Inc.	GA	Bank of Hazlehurst	GA
Putnam-Greene Financial Corp.	GA	Citizens Bank of Cochran	GA
Main Street Banks Inc.	NC	First National of Johns Creek	GA
MountainBank Financial Corp.	NC	CNB Holdings Inc.	VA

      Burke Capital reviewed the multiples of transaction value at announcement to the last 12 months' earnings, transaction value to book value, transaction value to leveraged book value, and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These multiples and premiums were applied to West Metro's financial information as of and for the period ended December 31, 2004 and were used to impute a transaction price. As illustrated in the following table, Burke Capital derived an imputed range of values per share of West Metro's common stock of $12.56 to $20.38 based upon the median and mean multiples of the selected southeastern transactions.

	Median Multiple		Implied Value/Share	Mean Multiple		Implied Value/Share	First Horizon's Offer Price for West Metro
Transaction Value/LTM E.P.S.	25.09	x	$12.84	24.41	x	$12.56	48.62	x
Transaction Value/Book Value	2.30	x	$19.90	2.36	x	$20.38	2.64	x
Book Premium/Core Deposits	15.79%		$17.42	18.06%		$18.47	26.64%
Transaction Value/Total Assets	21.70%		$20.19	21.43%		$19.97	24.48%

Median Value			$18.66			$19.22	$22.44
Mean Value			$17.59			$17.85
Implied Range			$12.56	<=>		$20.38

      The analysis showed the merger consideration represented multiples of earnings and book value that were above the corresponding mean and median values for the comparable transactions. The merger consideration of $22.44 per share is above the range of values imputed by the mean and median multiples of the comparable transactions.

Discounted Earnings Stream and Terminal Value Analysis

      Burke Capital performed a discounted earnings analysis with regard to West Metro's future change in control value. For its analysis, Burke Capital relied on the three-year financial projections developed by West Metro's management. Burke Capital calculated a terminal change in control value for West Metro based on multiples of trailing earnings and book value derived from southeastern acquisitions since January 1, 2000 in which sellers had assets between $100 million and $300 million and were profitable. The future earnings stream and calculated terminal change in control value was discounted to the present time period using a range of discount rates. Burke Capital utilized a range of discount rates from 14.0% to 16.0%. The results of this analysis are summarized in the following table.

				Discount Rates
	Metric	Change in Control Multiple(1)	Multiple Weighting	14.0%	15.0%		16.0%
Mean	Book Value	2.39x	50.0%	$14,803	$14,318		$13,852
	LTM Earnings	24.19x	50.0%	$19,953	$19,299		$18,672
				$34,756	$33,617		$32,524
Median	Book Value	2.30x	50.0%	$14,252	$13,785		$13,337
	LTM Earnings	22.50x	50.0%	$18,556	$17,948		$17,364
				$32,808	$31,733		$30,701

				Implied Value	$30,701	<=>	$34,756
				Implied Value /Share	$21.63	<=>	$24.15
				FHN Offer		$22.44

(1) Southeastern transactions of profitable banks ($100m to $300m assets) since January 1, 2000. * Selected southeastern states used are GA, SC, NC, TN, AL and VA.

      The analysis resulted in a range of present values of $21.63 per share to $24.15 per share for West Metro. The transaction value per share of the merger as calculated by Burke Capital was $22.44. As indicated above, this analysis was based on estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Burke Capital noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, and terminal values.

      Based upon the forgoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Burke Capital determined that the transaction consideration was fair from a financial point of view to West Metro shareholders.

Merger Consideration

      As a result of the merger, West Metro shareholders will have the right with respect to each of their shares of West Metro common stock, to elect to receive merger consideration consisting of either cash or shares of First Horizon common stock, subject to adjustment as described below. West Metro shareholders may specify different elections with respect to different shares held by them (for example, a shareholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

      Elections must be received by the exchange agent named in the form of election accompanying this proxy statement-prospectus by the close of business within three business days prior to the effective date of the merger. This is referred to as the election deadline. Any West Metro shareholder who either does not return by the election deadline or improperly completes and/or does not sign his or her form of election will receive a mixture of cash and shares of First Horizon common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

      A. Cash Election.

      The merger agreement provides that each West Metro shareholder who makes a valid cash election will have the right to receive, in exchange for each share of West Metro common stock, an amount in cash equal to $22.44. We sometimes refer to this cash amount as the “cash consideration.” The maximum aggregate amount of cash that First Horizon has agreed to pay to all West Metro shareholders in the merger is fixed at $13 million and as a result, even if you make a cash election, you may nevertheless receive a mix of cash and stock.

      B. Stock Election.

      The merger agreement provides that each West Metro shareholder who makes a valid stock election will have the right to receive, in exchange for each share of West Metro common stock, a fraction of a share of First Horizon common stock equal to $22.44 divided by the actual twenty-day average closing price as reported in the Wall Street Journal of First Horizon common stock immediately prior to the five business days preceding completion of the merger. We refer to this as the “stock consideration.” Based on the closing price of First Horizon common stock on March 15, 2005, the stock consideration would be 0.53125 shares of First Horizon common stock for each share of West Metro stock. The minimum aggregate amount of cash that First Horizon has agreed to pay to all West Metro shareholders in the merger is fixed at $11 million, and as a result, even if you make a stock election, you may nevertheless receive a mix of cash and stock.

      The average closing price of the First Horizon common stock is referred to in this proxy statement-prospectus as the “First Horizon average price” and the ratio of $22.44 divided by the First Horizon average price is referred to in this proxy statement-prospectus as the “conversion price.”

      No fractional shares of First Horizon common stock will be issued to any holder of West Metro common stock upon completion of the merger. For each fractional share that would otherwise be issued, First Horizon will pay cash in an amount equal to the fraction multiplied by the First Horizon average price. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

      C. Non-Election Shares.

      West Metro shareholders who do not submit a form of election which is received by the exchange agent prior to the election deadline shall be deemed to have made an election for cash consideration for 37.5% of the shares of West Metro common stock and stock consideration for 62.5% of the shares of West Metro common stock held by the West Metro shareholder (a “combination election”). However, if West Metro shareholders in the aggregate make elections which would result in First Horizon paying cash consideration in excess of $13 million (the “cash cap”) or less than $11 million (the “cash threshold”), the combination of cash consideration and stock consideration will be adjusted so that the aggregate cash consideration will not exceed the cash cap or fall below the cash threshold, after taking into effect the elections of those shareholders who have timely and correctly submitted their forms of election. If First Horizon or the exchange agent shall determine that any purported election was not properly made, such purported election shall be deemed to be of no force and effect and the holder of shares of West Metro common stock making such purported election shall be deemed to have made a combination election.

Adjustment

      The aggregate minimum cash consideration is $11 million and the aggregate maximum cash consideration is $13 million. For purposes of this calculation, cash paid to shareholders who perfect dissenters' rights and cash paid by First Horizon for West Metro options and warrants immediately prior to the completion of the merger is included. The final number of First Horizon shares to be issued in the merger will depend on the First Horizon average price and the elections made by the shareholders of West Metro. The cash and stock elections are subject to adjustment to ensure that at least $11 million is paid in cash consideration, but no more than $13 million is paid in cash consideration. As a result, even if you make a cash election or stock election, you may nevertheless receive a mix of cash and stock.

      A. Adjustment if Cash Consideration is Oversubscribed.

      Stock may be paid to shareholders who make cash elections if the available $13 million cash cap is oversubscribed. The total number of shares of West Metro common stock for which valid cash elections are made is referred to as the “cash election shares.” The maximum number of shares of West Metro common stock that will be converted into the right to receive cash in the merger, which we refer to as the “maximum cash election shares,” is equal to the quotient of (A) $13 million less the cash to be paid for (i) shares as to which dissenters' rights are perfected and (ii) West Metro options and warrants which are purchased by First Horizon immediately prior to the merger; and (B) $22.44. If the cash election shares are greater than the maximum cash election shares, the cash election is oversubscribed and the consideration shall be adjusted as follows.

•	a West Metro shareholder making a stock election, no election or an invalid election will receive the stock consideration for each share of West Metro common stock as to which he or she made a stock election, no election or an invalid election;
•	a West Metro shareholder making a cash election will receive:
	•	the cash consideration for a number of West Metro shares equal to the product obtained by multiplying (1) the number of West Metro shares for which such shareholder has made a cash election by (2) a fraction, the numerator of which is the maximum cash election shares and the denominator of which is the cash election shares; and
	•	the stock consideration for the remaining West Metro shares for which the shareholder made a cash election.

      Assuming that West Metro shareholders have made cash elections with respect to 700,000 West Metro shares, there are no shares subject to dissenters' rights, and First Horizon pays an aggregate of $3 million for West Metro options and warrants, then a West Metro shareholder making a cash election with respect to 100 West Metro shares would receive the cash consideration with respect to 63 West Metro shares and the stock consideration with respect to the remaining 37 West Metro shares, calculated as follows:

445,632 maximum cash election shares: (($13 million—$3 million)/$22.44) divided by 700,000 cash election shares = .6366 multiplied by 100 West Metro shares = 63 West Metro shares.

      Therefore, if the First Horizon average price were equal to $42.24, that West Metro shareholder would receive 19 shares of First Horizon common stock and $1,441.44 in cash ($27.72 of this amount is cash in lieu of a fractional share).

      B. Adjustment if Cash Consideration is Undersubscribed

      Cash may be paid to West Metro shareholders who make stock elections if the minimum $11 million cash threshold is undersubscribed. The minimum number of shares of West Metro common stock that will be converted into the right to receive cash in the merger, which we refer to as the “minimum cash election shares,” is equal to the quotient of (A) $11 million less the cash to be paid for (i) shares as to which dissenters' rights are perfected and (ii) West Metro options and warrants which are purchased by First Horizon immediately prior to the merger; and (B) $22.44. The amount by which the cash election shares is less than the minimum cash election shares is referred to below as the “shortfall number.”

      If the cash election is undersubscribed, then all West Metro shareholders making a cash election will receive the cash consideration for all shares of West Metro common stock as to which they made a cash election. West Metro shareholders making a stock election, West Metro shareholders who make no election and West Metro shareholders who failed to make a valid election will receive cash and First Horizon common stock based in part on whether the shortfall number is less or greater than the number of non-election shares, as described below.

      Example 1: Shortfall Number is less than or equal to number of non-election shares. If the shortfall number is less than or equal to the number of non-election shares, then:

•	a West Metro shareholder making a stock election will receive the stock consideration for each share of West Metro common stock as to which the shareholder made the stock election;
•	a West Metro shareholder who made no election or who did not make a valid election with respect to any of the shareholder's shares will receive:
•	the cash consideration for a number of West Metro shares equal to the product obtained by multiplying (A) the number of non-election shares held by such West Metro shareholder by (B) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares; and
•	the stock consideration for the remaining West Metro shares held by such shareholder.

      For example, assume there are no shares as to which dissenters' rights are perfected and First Horizon pays $3 million for outstanding West Metro options and warrants, then the minimum number of shares of West Metro common stock that will be converted into the right to receive cash in the merger would be equal to 356,506. Assuming that West Metro shareholders have made cash elections with respect to 300,000 West Metro shares, and West Metro shareholders who have not made elections hold 150,000 shares of West Metro stock, then a shareholder that has not made an election with respect to 100 West Metro shares would receive cash consideration with respect to

37 West Metro shares and stock consideration with respect to 63 West Metro shares, calculated as follows:

56,506 shortfall: (356,506—300,000) divided by 150,000 non-election shares = .3767 multiplied by 100 West Metro shares = 37 West Metro shares.

      Therefore, if the First Horizon average price were equal to $42.24, that West Metro shareholder would receive 33 shares of First Horizon common stock and $850.08 in cash ($19.80 of this amount is cash in lieu of a fractional share).

      Example 2: Shortfall Number is greater than number of non-election shares. If the shortfall number is greater than the number of non-election shares, then:

•	a West Metro shareholder who made no election or who has not made a valid election will receive the cash consideration for each share of West Metro common stock for which he or she did not make a valid election; and
•	a West Metro shareholder making a stock election will receive:
•	the cash consideration with respect to the number of West Metro shares equal to the product obtained by multiplying (A) the number of West Metro shares with respect to which the shareholder made a stock election by (B) a fraction, the numerator of which is equal to the amount by which the shortfall number exceeds the number of non-election shares and the denominator of which equal to the total number of stock election shares; and
•	stock consideration with respect to the remaining West Metro shares held by such shareholder as to which he or she made a stock election.

      For example, assuming as above that the shortfall number is 56,506, that West Metro shareholders have not made elections with respect to 25,000 shares of West Metro stock, and that West Metro shareholders have made stock elections with respect to 875,000 shares, then a West Metro shareholder that has made a stock election with respect to 100 West Metro shares would receive the cash consideration with respect to 3 West Metro shares and the stock consideration with respect to the remaining 97 West Metro shares, calculated as follows:

31,506 (56,506 shortfall less 25,000 non-election shares) divided by 875,000 stock election shares = .036 multiplied by 100 West Metro shares = 3 West Metro shares.

      Therefore, if the First Horizon average price were equal to $42.24, the West Metro shareholder would receive 51 shares of First Horizon common stock and $89.76 in cash ($22.44 of this amount is cash in lieu of a fractional share).

Treatment of Options and Warrants

      West Metro has issued options to purchase 113,000 shares of West Metro Common Stock (“Options”) and warrants to purchase 300,000 shares of West Metro Common Stock (“Warrants”). Prior to the completion of the merger, West Metro shall cause each holder of an Option or Warrant to execute and deliver an agreement pursuant to which such holder agrees to sell to First Horizon, effective at the time the merger is completed, such Option for cash or, in the case of a holder of a Warrant, for either cash or shares of First Horizon common stock. The cash payment is calculated as an amount equal to the number of shares of West Metro common stock specified in such Warrant or Option times $22.44 less the aggregate exercise price for all shares of West Metro common stock specified in such Warrant or Option, subject to required withholding taxes, if any. If a holder of a Warrant elects to receive shares of First Horizon common stock in lieu of cash, the number of shares of First Horizon common stock will be calculated as follows: (i) the number of shares of West Metro common stock specified in such Warrant times (ii) the quotient of (A) $22.44 less the exercise price per West Metro share specified in the Warrant and less required withholding taxes per share, if any; divided by (B) the First Horizon average price.

Form of Election

      The merger agreement provides that at the time this proxy statement-prospectus is made available to shareholders, West Metro shareholders will be provided with a form of election and other appropriate and customary transmittal materials. Each form of election will allow the holder to make cash or stock elections. The exchange agent will also make available forms of election to holders of West Metro common stock who request the form of election prior to the election deadline.

      Holders of West Metro common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shareholders who hold their shares in “street name” should follow their broker's instructions for making an election with respect to such shares. Shares of West Metro common stock as to which the holder has not made a valid election prior to the election deadline, which three business days prior to the effective date of the merger, will be treated as though they had not made an election.

      To make an election, a holder of West Metro common stock must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election.

      Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed form of election. West Metro shareholders will not be entitled to revoke or change their elections following the election deadline.

      Shares of West Metro common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

      Soon after the completion of the merger, the exchange agent will send a letter of transmittal to only those persons who were West Metro shareholders at the effective time of the merger. This mailing will contain instructions on how to surrender shares of West Metro common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

      If a certificate for West Metro common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

      The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any West Metro shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Effective Time; Effective Date

      The “effective time” of the merger will be 4:01 p.m., central time, in the State of Tennessee on the “effective date.” The “effective date” will occur on the date of the filing of articles of merger with the Secretary of States for the States of Tennessee and Georgia. We anticipate that the merger will be completed during the third quarter of 2005. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, First Horizon and West Metro will obtain the required approvals or complete the merger. If the merger is not completed on or before September 30, 2005, either First Horizon or West Metro may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement. See “Conditions to the Completion of the Merger” immediately below.

Conditions to the Completion of the Merger

      Completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

      The respective obligations of First Horizon and West Metro to effect the merger are subject to the following conditions:

•	approval of the merger agreement and the transactions contemplated under the merger agreement have been approved by West Metro's shareholders;

•	procurement of approval of the merger agreement and transactions contemplated by the merger agreement by the Federal Reserve Board, the Office of the Comptroller of the Currency, and the expiration of any statutory waiting periods;

•	procurement of all other regulatory consents and approvals which are necessary to the consummation of the transaction contemplated under the merger agreement;

•	on the date of approval of the merger agreement by West Metro's directors, West Metro shall have received the opinion of Burke Capital to the effect that in the opinion of such firm, the terms of the transaction are fair to the shareholders of West Metro from a financial point of view;

•	the satisfaction of all other requirements prescribed by applicable law which are necessary to the consummation of the transaction contemplated under the merger agreement;

•	absence of any judgment, order, injunction or decree of a court or agency of competent jurisdiction which prohibits, restricts or makes illegal the consummation of the merger;

•	no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal the consummation of the merger or which imposes restrictions, conditions or requirements on consummation of the merger which would reduce the benefits of the merger to such a degree that First Horizon or West Metro would not have entered into the merger agreement had such conditions or requirements been known at the time;

•	the registration statement shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, shall deliver an opinion, dated as of the effective date, substantially to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code.

      The obligation of First Horizon to effect the merger shall be subject to the following additional conditions:

•	First Horizon and its directors and officers shall have received from West Metro's independent certified public accountant a “cold comfort” letter;

•	First Horizon shall have received an opinion, dated the effective date, of West Metro's counsel in the form and to the effect customarily received in transactions of this type;

•	each of the representations, warranties and covenants contained in the merger agreement of West Metro are true on, or complied with by, the effective date, except for breaches which in the aggregate would not have a material adverse effect;

•	First Horizon shall have received all state securities laws and “Blue Sky” permits and other authorizations necessary to consummate the transaction;

•	First Horizon shall have received a consulting agreement executed by J. Michael Womble;

•	First Horizon shall have received an employment agreement executed by John F. Hall, Steve Chatham and Kathy Hulsey;

•	First Horizon shall have received a non compete agreement executed by each of the directors of West Metro;

•	no litigation or proceeding shall be pending which has been brought against First Horizon or West Metro seeking to prevent the consummation of the merger or brought against West Metro which will have a material adverse effect on West Metro;

•	each West Metro affiliate who elects stock consideration shall have delivered to First Horizon a written agreement to First Horizon regarding restrictions on the subsequent transfer of shares of First Horizon common stock; and

•	on the Effective Date, West Metro's shareholders' equity shall not be less than $12,000,000.

      The obligation of West Metro to effect the merger shall be subject to the following additional conditions:

•	West Metro shall have received an opinion, dated the effective date, of West Metro's counsel in the form and to the effect customarily received in transactions of this type;

•	each of the representations, warranties and covenants contained in the merger agreement of First Horizon are true on, or complied with by, the effective date, except for breaches which in the aggregate would not have a material adverse effect; and

•	no litigation or proceeding is pending which has been brought against First Horizon or West Metro seeking to prevent the consummation of the merger or in the reasonable judgment of management will have a material adverse effect on First Horizon.

Representations and Warranties

      West Metro has made a number of representations and warranties to First Horizon in the merger agreement, the material aspects of which are summarized below. These descriptions are qualified in their entirety by reference to the merger agreement, a copy of which is attached to this proxy statement-prospectus as Appendix A.

•	West Metro is a corporation organized and validly existing in the State of Georgia and First National Bank West Metro is a national banking association organized and validly existing under federal law. The deposit accounts of First National Bank West Metro are insured by the FDIC to the fullest extent permitted under applicable law.

•	West Metro and First National Bank West Metro have the corporate power and authority to carry on their business.

•	West Metro represented as to the number of shares of authorized, issued, and outstanding shares of capital stock. West Metro represented that no person has any rights to acquire additional shares of capital stock, except for shares existing under options and warrants previously granted.

•	West Metro has identified First National Bank West Metro as its sole subsidiary. West Metro owns all of the shares of First National Bank West Metro.

•	The books and records of West Metro and First National Bank West Metro accurately record all material corporate actions.

•	The merger agreement was approved by West Metro's board of directors, and, subject to approval of the West Metro shareholders, is a binding and enforceable agreement.

•	The execution, delivery, and performance of the merger agreement will not breach or violate any applicable law or the governing documents of West Metro or First National Bank West Metro.

•	The reports filed by West Metro with the SEC and the regulatory authorities did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements made not misleading. The financial information contained within such reports fairly presents the financial position of West Metro and is presented in accordance with generally accepted accounting principles.

•	West Metro and First National Bank West Metro maintain a system of internal accounting and disclosure controls sufficient to provide reasonable assurances that transactions are executed in accordance with management direction and in conformity with generally accepted accounting principles.

•	West Metro has no obligations or liabilities which are not disclosed in the reports filed with the SEC and the regulatory authorities other than liabilities which would not have a material adverse effect.

•	There has been no material adverse change in the financial condition of West Metro or First National Bank West Metro since December 31, 2004.

•	West Metro and First National Bank West Metro have adequate insurance coverage for their business, and such coverage will continue after the completion of the merger.

•	Each loan reflected on the books of West Metro and First National Bank West Metro is a legal obligation of the borrower, enforceable in accordance with its terms. Except as disclosed to First Horizon, no loan is classified as a problem loan.

•	None of the investments reflected on the books of West Metro and First National Bank West Metro are subject to any restriction that impedes their ability to dispose of such investments.

•	West Metro and First National Bank West Metro own, or otherwise possess the legal right to use all intellectual property which is used in their business. West Metro has not received any notice of infringement of intellectual property rights of others.

•	Except as disclosed in the reports filed with the SEC and FDIC, neither West Metro nor First National Bank West Metro is engaged in any transactions with affiliates. All transactions with affiliates were made in the ordinary course of business, on market terms and conditions.

•	All tax returns have been timely filed. All taxes owed have been paid. There is no audit with respect to any taxes of West Metro or First National Bank West Metro.

•	There is no pending or threatened litigation which would have a material adverse effect on West Metro. Neither West Metro nor First National Bank West Metro is subject to any regulatory action.

•	West Metro has no material contracts, except as disclosed in the reports it files with the SEC and the FDIC. All material contracts are in full force and effect, and neither West Metro nor First National Bank West Metro is in breach of any material contract.

•	All employee benefit plans comply with applicable law. Except as disclosed to First Horizon, neither West Metro nor First National Bank West Metro has any obligations for retiree health and life benefits under any arrangement.

•	West Metro and First National Bank West Metro have good title to their properties and assets, free and clear of encumbrances, except for those properties subject to leases.

•	West Metro has no knowledge of any reason why the regulators will not approve the proposed merger.

•	First National Bank West Metro's reserve for possible loan losses was adequate in all material respects under generally accepted accounting principles and safe and sound banking practices.

•	West Metro and First National Bank West Metro are in compliance with all applicable laws, and has all authorizations necessary to permit it to carry on its business.

•	Neither West Metro nor First National Bank West Metro is bound by any collective bargaining agreement or subject to a proceeding alleging unfair labor practices.

•	Except for services performed by Burke Capital, neither West Metro nor First National Bank West Metro has incurred any broker or finder fees in connection with the proposed merger.

•	The information provided by West Metro for inclusion in the registration statement filed with the SEC or this proxy statement-prospectus does not contain any untrue statement of material fact or omit to state any material fact required to be stated or necessary in order to make the statements not misleading.

•	To West Metro's knowledge, neither West Metro nor First National Bank West Metro is in violation of any environmental laws.

•	No representation or warranty of West Metro contains any untrue statement of material fact or omits to state a material fact necessary to make the statements not misleading.

      First Horizon has made a number of representations and warranties to West Metro in the merger agreement, the material aspects of which are summarized below. These descriptions are qualified in their entirety by reference to the merger agreement, a copy of which is attached to this proxy statement-prospectus as Appendix A.

•	First Horizon is a corporation organized and validly existing in the State of Tennessee and First Tennessee Bank National Association is a national banking association organized and validly existing under federal law. The deposit accounts of First Tennessee Bank National Association are insured by the FDIC to the fullest extent permitted under applicable law.

•	First Horizon has the corporate power and authority to carry on its business.

•	First Horizon represented as to the number of shares of authorized, issued, and outstanding shares of capital stock. The shares of First Horizon common stock to be issued in connection with the merger will be duly authorized, validly issued, fully paid and subject to no preemptive rights.

•	The merger agreement was approved by First Horizon's board of directors, and, subject to approval of the applicable regulatory authorities, is a binding and enforceable agreement.

•	The execution, delivery, and performance of the merger agreement will not breach or violate any applicable law or the governing documents of First Horizon.

•	The reports filed by First Horizon with the SEC and the regulatory authorities did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make the statements made not misleading. The financial information contained within such reports fairly presents the financial position of First Horizon and is presented in accordance with generally accepted accounting principles.

•	First Horizon and First Tennessee Bank National Association maintain a system of internal accounting and disclosure controls sufficient to provide reasonable assurances that transactions are executed in accordance with management direction and in conformity with generally accepted accounting principles.

•	First Horizon has no obligations or liabilities which are not disclosed in the reports filed with the SEC and the regulatory authorities other than liabilities which would not have a material adverse effect.

•	There has been no material adverse change in the financial condition of First Horizon since December 31, 2004.

•	There is no pending or threatened litigation which would have a material adverse effect on First Horizon. Neither First Horizon nor First Tennessee Bank National Association is subject to any regulatory action.

•	First Horizon has no knowledge of any reason why the regulators will not approve the proposed merger.

•	First Horizon and First Tennessee Bank National Association are in compliance with all applicable laws, except where the failure to comply would not have a material adverse effect, and has all authorizations necessary to permit it to carry on its business.

•	Neither First Horizon nor First Tennessee Bank National Association has incurred any broker or finder fees in connection with the proposed merger.

•	The information provided by First Horizon for inclusion in the registration statement filed with the SEC or this proxy statement-prospectus does not contain any untrue statement of material fact or omit to state any material fact required to be stated or necessary in order to make the statements not misleading.

•	No representation or warranty of First Horizon contains any untrue statement of material fact or omits to state a material fact necessary to make the statements not misleading.

      The merger agreement contains representations and warranties First Horizon and West Metro made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that First Horizon and West Metro have exchanged in connection with signing the merger agreement. While neither First Horizon nor West Metro believe that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules contain information that has been included in First Horizon or West Metro's prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in each of First Horizon or West Metro's public disclosures.

Actions Pending Merger

      Each of the parties has agreed, during the period from the date of the merger agreement to the completion of the merger, to:

•	without the prior written consent of First Horizon, West Metro will not: (1) make, declare or pay any dividend, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or authorize the creation or issuance of or issue or sell any additional shares of West Metro's capital stock, or grant any rights to subscribe for or acquire shares of its capital stock; or (2) merge or consolidate or permit any West Metro subsidiary to merge or consolidate with any other entity or engage in any similar transaction;

•	without the prior written consent of First Horizon, which consent will not be unreasonably withheld, delayed or conditioned, West Metro will not and will not permit First National Bank West Metro to:

(1) pay any bonus to, or increase the rate of compensation of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice, or enter into any employment contracts with any persons;

(2) enter into or modify or permit First National Bank West Metro to enter into or modify any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

(3) substantially modify the manner in which West Metro and First National Bank West Metro have heretofore conducted their business, taken as a whole, or amend their articles of incorporation, articles of association, or bylaws;

(4) except for transactions in the ordinary course of its banking business, sell, dispose of or discontinue, or permit First National Bank West Metro to sell, dispose or discontinue any of its business, assets (including investment securities) or properties;

(5) except for the acquisition of loans, investment securities and cash equivalent assets in the ordinary course of its banking business, acquire (other than through foreclosure or satisfaction in whole or in part of indebtness owed seller) any assets or business that is material to such party;

(6) except in the ordinary course of its banking business, enter into off-balance sheet transactions;

(7) take any other action not in the ordinary course of business of it and its subsidiaries, taken as a whole; or

(8) directly or indirectly, to take any of the foregoing actions.

Reasonable Best Efforts to Obtain Required Shareholder Vote

      West Metro is obligated to (1) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the merger agreement as soon as is reasonably practicable; (2) subject to the fiduciary duties of the directors, recommend to its shareholders that they approve the merger agreement and use its best efforts to obtain such approval; (3)  distribute to its shareholders this proxy statement-prospectus in accordance with applicable law and with its organizational documents; and (4) cooperate and consult with First Horizon with respect to each of the foregoing matters. Each party to the merger agreement is obligated to use its best efforts in good faith to take or cause to be taken all action necessary or desirable under the merger agreement on its part as promptly as practicable so as to permit the consummation of the transaction completed under the merger agreement at the earliest possible date and cooperate fully with the other party to that end.

No Solicitation of Alternative Transactions

      The merger agreement provides that neither West Metro nor any of its subsidiaries shall solicit or knowingly encourage inquiries or proposals with respect to, or subject to the fiduciary duties of its directors, furnish any information in relation to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a material portion of its assets, or of a substantial equity interest in West Metro or any business combination with West Metro or any West Metro subsidiary other than a contemplated by the merger agreement, and West Metro shall instruct its officers, directors, agents, advisors and affiliates to comply with this requirement. West Metro agrees that it shall notify First Horizon immediately if any inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, West Metro or any subsidiary.

Termination of the Merger Agreement

General

      The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by West Metro shareholders, in any of the following ways:

•	by mutual consent of First Horizon and West Metro;

•	by either First Horizon or West Metro, in the event of the failure of the West Metro shareholders to approve the merger agreement;

•	by either First Horizon or West Metro, in the event of a breach by the other party of any representation, warranty or agreement contained in the merger agreement which is not cured or not curable within 60 days after written notice of such breach by the other party which has or will have a material adverse effect on the breaching party;

•	by either First Horizon or West Metro, in the event the merger is not completed by September 30, 2005, unless the failure to so consummate by such time is due to the breach of the party seeking to terminate;

•	by First Horizon, if its board of directors so determines by vote of a majority of the members of its entire board, if the First Horizon average price is less than $38.50 per share by written notice to West Metro delivered within three business days after the last day of the calculation period of the First Horizon average price; or

•	by West Metro, if its board of directors so determines by vote of a majority of the members of its entire board, if the First Horizon average price is greater than $45.50, by written notice to First Horizon within three business days after the last day of the calculation period of the First Horizon average price.

Effect of Termination

      In the event of the termination of the merger agreement by either First Horizon or Seller, as described above, the merger agreement will become void and there will be no liability on the part of any party or their respective officers or directors, except for any damages arising out of the willful breach by any other party of any covenant or willful misrepresentation contained in the merger agreement.

Regulatory Approvals Required for the Merger

      The merger is subject to prior approval by the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, as amended (which we refer to as the BHCA). Section 3 of the BHCA requires the Federal Reserve Board, when considering transactions such as the merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders), the future prospects of the existing and proposed institutions and the effect of the transaction on the convenience and needs of the communities to be served and the effectiveness of the institutions in combating money laundering activities. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction and of the resulting institutions. The BHCA prohibits the Federal Reserve Board from approving a merger if (1) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (2) its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other respect result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

      In addition, under the Community Reinvestment Act of 1977, as amended (which we refer to as the CRA), the Federal Reserve Board must take into account the record of performance of the insured depository institution subsidiaries of First Horizon and West Metro in meeting the credit needs of the communities served by such institutions, including low- and moderate-income neighborhoods. Furthermore, applicable federal law provides for the publication of notice and public comment on applications filed with the Federal Reserve Board. The Federal Reserve Board frequently receives comments and protests from community groups and others and may, in its discretion, choose to hold public hearings on the application. Such comments and hearings could delay the regulatory approvals required for consummation of the merger.

      The merger may not be completed until the 30th day (or, with the consent of the relevant agencies, the 15th day) following the date of the requisite Federal Reserve Board approval, during which period the United States Department of Justice may comment adversely on the merger (which has the effect of extending the waiting period to the 30th day following approval) or challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise.

      It is anticipated that First National Bank West Metro will merge with and into First Tennessee Bank National Association (the “Bank Merger”) either at the same time of the merger between First Horizon and West Metro or shortly thereafter. The Bank Merger is subject to the prior approval by the Office of the Comptroller of the Currency (“OCC”) under 12 USC 215a-1 and 12 USC 1831u. 12 USC 215a-1 provides that a national bank may engage in a merger under the Bank Merger Act if the merger is approved pursuant to 12 USC 1831u. 12 USC 1831u provides that the OCC may approve a merger transaction between insured banks with different home states, subject to the following conditions:

1. The out-of-state bank may not acquire a bank in a host state that has not been in existence for the minimum period of time specified in the law of the host state (“State Age Requirement”);

2. The out-of-state bank must comply with the filing requirements of the host state (“State Filing Requirement”);

3. The merged institution cannot control more than 10% of the total amount of deposits of insured depository institutions in the United States (“Nationwide Deposit Cap Requirement”);

4. The merged institution cannot control more than 30% of the total amount of deposits of insured depository institutions in any state (“State Deposit Cap Requirement”); and

5. The two banks must have a satisfactory compliance record under the Community Reinvestment Act (“CRA Compliance Requirement”).

      Set forth below is a discussion of each of these requirements.

      State Age Requirement. Georgia Code Annotated Section 7-1-628.3(b) provides that no bank or bank holding company may acquire a bank located in Georgia unless such bank has been in existence and continuously operated or incorporated as a bank for a period of three years or more prior to the date of acquisition. First National Bank West Metro was incorporated and commenced its existence effective as of March 25, 2002. Therefore, upon consummation of the merger, First National Bank West Metro will have been in existence over three years in compliance with the State Age Requirement.

      State Filing Requirement. Georgia Code Annotated Section 7-1-628.5 provides that an out-of-state bank that will be the resulting bank pursuant to an interstate merger transaction involving a Georgia state bank shall notify the commissioner of the proposed merger not later than the date on which it files an application for an interstate merger with the OCC, provide the information specified by the commissioner, and pay the requisite filing fee. The Georgia Department of banking and Finance (the “Department”) Applications Manual provides that a letter be filed with the Department, along with a copy of the OCC application, and an application fee of $4,500.

      Nationwide Deposit Cap Requirement. Following the merger, the combined deposits of the merged institution will be approximately $19.9 billion (based upon call reports filed by each bank as of December 31, 2004), or approximately 0.4% of nationwide deposits of approximately $5.4 trillion (based upon FDIC Summary of Deposit information as of June 30, 2004). Therefore, the merger will not exceed the Nationwide Deposit Cap requirement.

      State Deposit Cap Requirement. Following the merger, the deposits in offices within the State of Georgia will be approximately $118 million (based upon call report filed by West Metro as of December 31, 2004), or approximately .09% of Georgia deposits of approximately $132 billion (based upon FDIC Summary of Deposit information as of June 30, 2004). Therefore, the merger will not exceed the State Deposit Cap requirement.

      CRA Compliance Requirement. Each of First Tennessee Bank National Association and First National Bank West Metro received “Satisfactory” ratings with respect to compliance with the Community Reinvestment Act.

Material United States Federal Income Tax Consequences

      The following is a discussion of the material United States federal income tax consequences of the merger to holders of West Metro common stock. This discussion is based upon the Internal Revenue Code, as amended, or the Code, the regulations of the United States Treasury Department, Internal Revenue Service rulings, and judicial and administrative rulings and decisions in effect on the date of this proxy statement-prospectus. These authorities may change at any time, possibly retroactively, and any change could affect the continuing validity of this discussion. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction and, accordingly, is not a comprehensive description of all of the tax consequences that may be relevant to any given holder of West Metro common stock.

      This discussion assumes that you hold your shares of West Metro common stock as capital assets and does not address the tax consequences that may be relevant if you receive special treatment under some United States federal income tax laws. Shareholders receiving this special treatment include but are not limited to:

•	foreign persons;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	mutual funds;

•	traders in securities that elect mark-to-market;

•	dealers in securities or foreign currencies;

•	persons who received their West Metro common stock through the exercise of employee stock options or otherwise as compensation;

•	persons who have a functional currency other than the U.S. dollar; and

•	persons who hold shares of West Metro common stock as part of a hedge, straddle or conversion transaction.

      Based on factual representations provided by West Metro and First Horizon and on certain customary factual assumptions, all of which must continue to be accurate in all material respects as of the effective time of the merger, it is the opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to First Horizon, that the material United States federal income tax consequences of the merger are as follows:

•	Provided the merger qualifies as a statutory merger under applicable state law, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

•	No gain or loss will be recognized by First Horizon or West Metro as a result of the merger.

•	If you exchange all of your shares of West Metro common stock solely for shares of First Horizon common stock in the merger, you will not recognize gain or loss, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of First Horizon common stock.

•	If you exchange your shares of West Metro common stock solely for cash in the merger, such cash will be treated as having been received by you as a distribution in redemption of your West Metro common stock, subject to the provisions and limitations of Section 302 of the Code.

•	If you exchange your shares of West Metro common stock for a combination of First Horizon common stock and cash (other than cash received in lieu of a fractional share), you will recognize gain (but not loss), and your gain will be equal to the lesser of:

(1) the excess, if any, of:

(a) the sum of the cash and the fair market value of the First Horizon common stock you receive in the merger, over

(b) your tax basis in the shares of West Metro common stock you surrender in the merger, or

(2) the amount of cash you receive.

•	If you exchange West Metro common stock for only First Horizon common stock, your tax basis in the First Horizon common stock received in the merger will equal your tax basis in the West Metro common stock surrendered less the tax basis allocable to any fractional share which is deemed to be distributed in the merger and then redeemed by First Horizon.

•	If you exchange West Metro common stock for a combination of First Horizon common stock and cash, your tax basis in the First Horizon common stock received in the merger will equal your tax basis in the West Metro common stock surrendered (less the tax basis allocable to any fractional share which is deemed to be distributed in the merger and then redeemed by First Horizon), increased by (1) the amount of any gain which was taxable as a dividend to you, and (2) the amount of gain you recognized on such exchange (not including any portion of such gain which was treated as a dividend or with respect to any fractional share deemed distributed and redeemed in the merger), and decreased by the amount of cash received in the merger (excluding any cash received in lieu of a fractional share of First Horizon common stock).

•	Your holding period for the First Horizon common stock received in the merger will include the holding period for the shares of West Metro common stock surrendered, provided that the West Metro common stock was held as a capital asset at the time of the merger.

•	The receipt of cash in lieu of fractional shares of First Horizon common stock will be treated as if the fractional shares were distributed in the merger and then redeemed by First Horizon. Generally, these cash payments will be treated as having been received as distributions in full payment in exchange for the shares considered redeemed.

      If you acquired different blocks of West Metro common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of West Metro common stock, and the cash and First Horizon common stock received pursuant to the merger will be allocated pro rata to each block of West Metro common stock. In addition, your basis and holding period in the First Horizon common stock you receive in the merger will be determined separately with reference to each block of West Metro common stock exchanged therefor.

      Except as discussed under “Possible Treatment of Gain as a Dividend” below, any gain you recognize in connection with the merger should be treated as capital gain. Any capital gain will be long-term capital gain if, as of the date of the exchange, your holding period in your West Metro common stock is greater than one year. Long-term capital gain of an individual is generally subject to a maximum United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Possible Treatment of Gain as a Dividend

      For purposes of determining whether any gain recognized in the merger will be treated as capital gain or dividend income, if you exchange your West Metro common stock for a combination of First Horizon common stock and cash, then you will be treated as if you first exchanged all of your shares of West Metro common stock solely for First Horizon common stock and then First Horizon immediately redeemed a portion of that First Horizon common stock in exchange for the cash that you actually received. Gain recognized in this deemed redemption of First Horizon common stock will be treated as capital gain if the deemed redemption results in a “substantially disproportionate” redemption with respect to your stock ownership in First Horizon or is “not essentially equivalent to a dividend” with respect to your stock ownership in First Horizon. For this purpose, your stock ownership will include stock that you own constructively under Section 318 of the Code, which includes stock owned by certain family members, as well as indirect ownership of stock through certain partnerships, trusts, corporations and entities. An exchange of shares for cash will be a substantially disproportionate redemption with respect to you if (A) the percentage of the First Horizon outstanding voting stock that you actually and constructively own after the redemption is less than 80% of the percentage of the First Horizon outstanding voting stock that you are deemed to own immediately before the redemption (i.e., the First Horizon common stock you would have owned if you had not elected to receive cash in the merger); (B) the percentage of the First Horizon outstanding common stock that you actually and constructively own after the redemption is less than 80% of the percentage of the First Horizon outstanding common stock that you are deemed to own immediately before the redemption; and (C) you own after the redemption less than fifty percent of the total voting power of all classes of First Horizon stock entitled to vote. You should consult your tax advisors regarding the application of the rules of Section 302 in your particular circumstances.

      If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, you may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of your equity interest in us. The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal, whose percentage stock ownership in the corporation has been reduced (taking into account the shareholder's actual and constructive ownership before and after the deemed redemption) and who exercises no control over corporate affairs is generally treated as having had a “meaningful reduction.” If you expect to rely on the “not essentially equivalent to a dividend” test, you are strongly encouraged to consult with your own tax advisor because the test will only be satisfied if the reduction in your proportionate interest in us is “meaningful” given the particular facts and circumstances of your situation.

      If you exchange your West Metro common stock solely for cash, the Internal Revenue Service might contend that dividend treatment applies if you own a sufficient number of shares of First Horizon common stock actually or constructively after the merger so that there is no “meaningful reduction” in your deemed percentage stock ownership in First Horizon under the analysis set forth above. In that case, the amount of consideration treated as a dividend may be equal to the amount of cash you receive, regardless of the amount of your gain. All amounts taxable as a dividend currently are subject generally to a maximum United States federal income tax rate of 15%.

      You should consult your tax advisor about the possibility that all or a portion of any cash received in exchange for your West Metro common stock will be treated as a dividend, based on your specific circumstances.

      Tax Basis and Holding Period. Your tax basis in the First Horizon common stock received in the merger will equal your tax basis in the West Metro common stock surrendered in the merger (less the tax basis allocable to any fractional share which is deemed to be distributed in the merger and then redeemed by First Horizon), increased by the amount of taxable gain or dividend income, if any, recognized in the merger, and decreased by the amount of cash, if any, received in the merger (excluding any cash received in lieu of a fractional share interest). Your holding period in the shares of First Horizon common stock received in the merger generally will include your holding period for the shares of West Metro common stock exchanged therefore. If you have differing bases or holding periods in respect of your shares of West Metro common stock, you should consult your tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of First Horizon common stock received in the merger.

      Cash Received in Lieu of Fractional Shares. If you receive cash in lieu of a fractional share of First Horizon common stock, you will be treated as if the fractional shares were distributed in the merger and then redeemed by First Horizon. Generally, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and the portion of your tax basis allocable to the fractional share. Such gain or loss will be long-term capital gain or loss for United States federal income tax purposes if you have held your shares of West Metro common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual is generally subject to a maximum United States federal income tax rate of 15%.

      Backup Withholding. Unless you comply with certain reporting or certification procedures or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 28% with respect to any cash payments received in the merger. Foreign shareholders should consult their tax advisors with respect to the application of withholding rules to any cash payments received in the merger.

      Reporting Requirements. If you receive First Horizon common stock as a result of the merger, you will be required to retain records pertaining to the merger and will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

      Tax Opinions at Closing. Neither First Horizon nor West Metro will be obligated to complete the merger unless, it has received a further opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, stating that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be rendered on the basis of facts, representations of facts, covenants and assumptions set forth or referred to in such opinions.

      Opinions of counsel are not binding on the Internal Revenue Service or the courts. Neither First Horizon nor West Metro has requested, nor do they intend to request, an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions reflected in such opinions or that a court will not sustain such a challenge.

      Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.

Extension and Waiver of the Merger Agreement

      At any time prior to the completion of the merger, each of First Horizon and West Metro, without shareholder approval, may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

•	waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment

      Subject to compliance with applicable law, First Horizon and West Metro may amend the merger agreement at any time before or after approval of the merger agreement by West Metro. However, after any approval of the merger agreement by the shareholders of West Metro, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the West Metro shareholders.

Employee Benefit Plans

      At the request of First Horizon, West Metro is obligated to terminate, or cause any subsidiary to terminate, each or any of the employee benefit plans before the effective time of the merger, and all liabilities of such plans shall be satisfied, or adequate provisions made therefore, before the effective time.

Existing Agreements

      First Horizon acknowledges the existence of employment agreements between West Metro and/or First National Bank West Metro and each of the following executives: Steve Chatham, John D. Fasick, Kathy Hulsey, John F. Hall, and J. Michael Womble. West Metro agrees to cause the Agreements with J. Michael Womble, John F. Hall, Steve Chatham, and Kathy Hulsey to be terminated as of the effective time of the merger. First Horizon affirms that, by reason of the transactions contemplated by the merger agreement, First Horizon and/or First Tennessee Bank National Association shall become successors to West Metro and First National Bank West Metro, as applicable, as parties to the employment agreement with John D. Fasick and are bound by the duties and obligations of West Metro and First National Bank West Metro under such employment agreement to the extent such duties and obligations have not been discharged prior to the effective time of the merger. In consideration of the termination of the employment agreement with J. Michael Womble, First Horizon shall pay $50,000 to Mr. Womble, with payment to be delivered in immediately available funds on the effective date of the merger.

Stock Exchange Listing

      First Horizon common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “FHN.” First Horizon has agreed to use its reasonable best efforts to cause the shares of First Horizon common stock to be issued in the merger to be listed on the NYSE. It is a condition to completion of the merger that those shares be listed on the NYSE, subject to official notice of issuance.

Expenses

      The merger agreement provides that each of First Horizon and West Metro will bear all expenses incurred by it in connection with the merger agreement and the transactions contemplated by the merger agreement including fees and expenses of its own brokers, finders, financial consultants, accountants and counsel. West Metro agrees that its transaction expenses will not exceed $500,000, unless there is a revision to the structure by First Horizon.

Dividends

      The merger agreement provides that, prior to the effective time and without the prior written consent of First Horizon, West Metro will not make, declare or pay any dividend on West Metro's common stock or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (other than in a fiduciary capacity or in respect of a debt previously contracted in good faith) or authorize the creation or issuance of or issue or sell any additional shares of West Metro's capital stock, or grant any rights to subscribe for or acquire shares of its capital stock.

Dissenters' Rights

      THIS DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS' RIGHTS UNDER THE GEORGIA BUSINESS CORPORATION CODE AND IS QUALIFIED IN FULL BY THE FULL TEXT OF CHAPTER 13 OF THE GBCC, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX C TO THIS PROXY STATEMENT-PROSPECTUS. ALL REFERENCES IN CHAPTER 13 AND IN THIS SUMMARY TO A “SHAREHOLDER” OR “HOLDER” ARE TO THE RECORD HOLDER OF THE SHARES OF WEST METRO COMMON STOCK AS TO WHICH DISSENTERS' RIGHTS ARE ASSERTED.

      Holders of West Metro common stock are entitled to appraisal rights under Chapter 13 of the GBCC. Under the GBCC, record holders of West Metro common stock who continuously hold such shares through the closing date of the merger, who follow the procedures set forth in Chapter 13 and who do not vote in favor of the merger agreement will be entitled to receive payment of the “fair value” of their shares of West Metro common stock as determined by West Metro. In the event that such record holder believes West Metro's payment is less than the fair value of the shares, such holder has the right to have the fair value of the shares determined by a Georgia court, which will include a fair rate of interest, if any, as determined by the court. “Fair value” is exclusive of any element of value arising from the accomplishment or expectation of the merger. The holders are, in such circumstances, entitled to dissenters' rights because they hold stock of constituent corporations to the merger, and may be required by the merger agreement to accept merger consideration in the form of cash consideration.

      A person having a beneficial interest in shares of West Metro common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect the dissenters' rights provided under Chapter 13.

      Under Chapter 13, where a proposed merger is to be submitted for approval at a meeting of shareholders, as in the case of the West Metro special meeting, the notice of such special meeting must state that shareholders are or may be entitled to assert dissenters' rights under Chapter 13, and be accompanied by a copy of Chapter 13. This proxy statement-prospectus constitutes the required notice to the record holders of shares of West Metro common stock, and a copy of Chapter 13 is attached to this proxy statement-prospectus as Appendix C. Any shareholder who wishes to exercise appraisal rights should review the following discussion and Appendix C carefully, because failure to timely and properly comply with the procedures specified will result in the loss of dissenters' rights under the GBCC.

      A holder of shares of West Metro common stock wishing to exercise his or her dissenters' rights must take both of the following actions. The holder must deliver to West Metro, before the vote on the merger agreement at the West Metro special meeting is taken, a written notice that reasonably informs West Metro of the identity of the record holder and the record holder's intent to demand payment of the fair value of the record holder's West Metro common stock if the merger is effected. The holder also must not vote in favor of the adoption of the merger agreement. A proxy or vote against the merger shall not constitute a demand. In addition, mere failure to execute and return a form of election to the exchange agent does not constitute a demand. All notices and written demands for payment should be delivered to West Metro at West Metro Financial Services, Inc., 68 First National Drive, Dallas, Georgia 30157, Attention: Secretary. A HOLDER OF RECORD WHO DOES NOT DELIVER NOTICE TO WEST METRO BEFORE THE SPECIAL SHAREHOLDERS MEETING IS NOT ENTITLED TO PAYMENT FOR HIS OR HER SHARES PURSUANT TO CHAPTER 13. INSTEAD, SUCH HOLDER WILL BE DEEMED TO HAVE ELECTED TO HAVE MADE A COMBINATION ELECTION FOR CASH AND SHARES OF FIRST HORIZON COMMON STOCK.

      A holder of shares of West Metro common stock wishing to exercise his or her dissenters' rights must hold his or her shares of record on the date the written demand for appraisal is made and must hold his or her shares continuously through the closing date of the merger. Accordingly, a record holder of shares of West Metro common stock who is the record holder of West Metro common stock on the date the written demand for payment is made, but who after such date transfers such stock prior to the completion of the merger, will lose any right to payment in respect of such shares.

      Only a holder of record of shares of West Metro common stock is entitled to assert dissenters' rights for the shares of West Metro common stock registered in that holder's name. A demand for payment should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates. If the shares of West Metro common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares of West Metro common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for payment on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A holder of record may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the holder of record dissents with respect to all shares beneficially owned by any one person and notifies West Metro in writing of the name and address of each person on whose behalf the holder of record asserts dissenters' rights.

      If the merger agreement is approved at the special meeting, within 10 days after such special meeting, West Metro (or First Horizon, in the event the merger has been completed before this notice is sent) must send a notice of the approval and effectiveness of the merger to each person who has properly asserted dissenters' rights under Chapter 13 and has not voted in favor of or consented to the merger. The notice must:

•	state where a payment demand must be sent and where and when certificates for shares of West Metro common stock must be deposited;

•	set a date by which West Metro (or First Horizon, if the merger will be completed by the date to be set) must receive the demand for payment from the holder of record, which date must be not fewer than 30 nor more than 60 days of the date of the notice; and

•	contain a copy of Chapter 13.

      A holder of record sent the notice described in the paragraph above must demand payment and deposit his or her certificates for shares of West Metro stock in accordance with the notice. A holder taking such action does not lose any other of his or her rights as a holder of shares of West Metro common stock until those rights are cancelled pursuant to the merger agreement. In the event that the merger is not consummated with 60 days after the date set for demanding payment and depositing share certificates, West Metro will return the share certificates.

      Under Chapter 13, within ten days after receipt of a demand for payment or the effectuation of the merger, whichever is later, First Horizon (on behalf of West Metro, since the merger will have been effected) must offer to pay each holder of record who properly complied with the requirements of the notice from West Metro the fair value of such holder's shares, with interest accrued from the date of the approval of the merger. The offer of payment, when made, must be accompanied by:

•	West Metro's balance sheet, income statement and a statement of changes in shareholder's equity, each as of December 31, 2004, together with the latest available interim financial statements;

•	a statement of First Horizon's estimate of the fair value of a share of the West Metro common stock;

•	an explanation as to how interest was calculated;

•	a statement of the dissenter's right to demand payment in accordance with Chapter 13; and

•	a copy of Chapter 13.

      If the shareholder accepts First Horizon's offer by written notice to First Horizon within 30 days after First Horizon's offer or is deemed to have accepted such offer by failure to respond within 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the completion of the merger, whichever is later.

      A holder of record who has exercised his or her dissenters' rights may notify First Horizon (rather than West Metro, since the merger will have been completed) in writing of his or her own estimate of the fair value for his or her shares of West Metro common stock and the amount of interest due and demand payment under any of the following circumstances:

•	a holder of record who has exercised his or her dissenters' rights believes that the amount offered by First Horizon is less than the actual fair value of his or her shares or that the interest is incorrectly calculated; or

•	the merger is not consummated and West Metro fails to return the holder's stock certificates

      A holder of record waives this right to be paid his or her own estimate of fair value if First Horizon is not notified of such demand within 30 days after First Horizon has offered to pay such holder of record.

      If the holder of record's demand for payment of his or her own estimate of fair value plus interest has not been settled within 60 days after receiving a demand for payment, First Horizon (rather than West Metro, since the merger will have been completed) must bring a proceeding in the superior court of the county where First Horizon's registered office is located. If First Horizon fails to bring such proceeding at all or within the required time period, it must pay the holder's demand for payment. All holders of record whose demands have not been settled must be parties to the proceeding and served with a copy of the petition.

      The court hearing the case has exclusive and plenary jurisdiction. It may appoint one or more persons to receive evidence regarding the fair value of shares of West Metro common stock and to recommend a decision on fair value to the court. A holder of record party to such proceeding has the same discovery rights as parties in other civil proceedings. Each holder of record party to such proceeding is entitled to judgment in the amount that the court finds to be the fair value of the shares plus accrued interest.

      The court shall determine all costs of the proceeding, including compensation and expenses of persons appointed by the court to receive evidence. First Horizon shall pay the costs of the proceeding, except that the court may assess costs against all or some of the holders of record party to the proceeding to the extent the court finds such individuals acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess legal and expert fees against either First Horizon or the holders or record. If the court finds that the legal fees of one attorney were substantially beneficial to all holders of record party to the suit, but that First Horizon should not pay the attorneys' fees, the court may have these fees paid out of the amount awarded to all holders of record who benefited.

Accounting Treatment

      The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. West Metro will be treated as the acquired corporation for accounting and financial reporting purposes. West Metro's assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of First Horizon. Applicable income tax effects of these adjustments will be included as a component of the combined company's deferred tax asset or liability. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles), liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of First Horizon issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of West Metro.

Financial Interests of West Metro Directors and Executive Officers in the Merger

      Some of the members of West Metro's management and the West Metro board of directors have financial and other interests in the merger that are in addition to, or different from, their interests as West Metro shareholders generally. West Metro's board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement.

      Termination of Employment Agreement and Execution of Consulting Agreement. Mr. Womble's employment agreement will be terminated by West Metro. In consideration of the termination of the employment agreement with Mr. Womble, First Horizon will pay $50,000 to Mr. Womble. In addition, as a condition to the completion of the merger, First Horizon will receive a consulting agreement executed by Mr. Womble.

      Employment Agreements. Under the merger agreement, West Metro is obligated to terminate the employment agreements of John F. Hall, Steve Chatham and Kathy Hulsey. However, as a condition to the consummation of the merger, First Horizon shall receive executed Employment Agreements from each of Messrs Hall and Chatham and Ms. Hulsey.

      Indemnification and Insurance. The merger agreement provides that, upon completion of the merger, First Horizon will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of West Metro and its subsidiaries to the fullest extent permitted by applicable laws. The merger agreement also provides that all rights to indemnification and all limitations for liability existing with respect to matters occurring prior to the effective time shall survive the merger and continue in full and effect for a period of three years.

Restrictions on Resales by Affiliates

      Shares of First Horizon common stock to be issued to West Metro shareholders in the merger will have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of West Metro. Any subsequent transfer of shares, however, by any person who is an affiliate of West Metro at the time the merger is submitted for a vote of the West Metro shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the First Horizon common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

      An “affiliate” of West Metro is any person who directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person and, without limiting the generality of the foregoing, includes any executive officer or director of such person and any affiliate of such executive officer or director. West Metro has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of that party for purposes of Rule 145 under the Securities Act, to deliver to First Horizon a written agreement intended to ensure compliance with the Securities Act.

DESCRIPTION OF FIRST HORIZON CAPITAL STOCK

General

      The authorized capital stock of First Horizon consists of 400 million shares of First Horizon common stock, par value $0.625 per share, and 5 million shares of First Horizon preferred stock, having no par value. As of March 31, 2005, 124,131,336 shares of First Horizon common stock were outstanding, and no shares of First Horizon preferred stock were outstanding. The preferred stock may be issued in one or more series with such terms and at such times and for such consideration as the First Horizon board of directors determines.

      The following summary of the terms of the capital stock of First Horizon is not intended to be complete and is subject in all respects to the applicable provisions of the Tennessee Business Corporation Act, or TBCA, and is qualified by reference to the charter and bylaws of First Horizon. To obtain copies of these documents, see “Where You Can Find More Information” on page 69.

Common Stock

      There are 124,131,336 outstanding shares of First Horizon common stock. Holders of First Horizon common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of First Horizon common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The First Horizon common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

      Subject to the preferences applicable to any shares of First Horizon preferred stock outstanding at the time, holders of First Horizon common stock are entitled to dividends when and as declared by the First Horizon board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

      No shares of preferred stock are outstanding. The board of directors of First Horizon may, without further action by the shareholders of First Horizon, issue one or more series of First Horizon preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Anti-Takeover Provisions

      The First Horizon charter and First Horizon's bylaws provide that the First Horizon board of directors is to be divided into three classes as nearly equal in number as possible. Directors are elected by classes to three year terms, so that approximately one-third of the directors of First Horizon are elected at each annual meeting of the shareholders. In addition, First Horizon's charter and bylaws, among other things, generally give to the board of directors the authority to fix the number of directors on the board and to remove directors from and fill vacancies on the board, other than removal for cause and the filling of vacancies created thereby which are reserved to shareholders exercising at least a majority of the voting power of all outstanding voting stock of First Horizon. To change these provisions of the bylaws, other than by action of the board of directors, and to amend these provisions of the charter or to adopt any provision of the charter inconsistent with such bylaw provisions, would require approval by the holders of at least 80% of the voting power of all outstanding voting stock. The overall effect of these provisions may be to prevent a person or entity from seeking to acquire control of First Horizon through an increase in the number of directors on the First Horizon board of directors and the election of designated nominees to fill newly created vacancies.

Shareholder Protection Rights Plan

      First Horizon has adopted a shareholders rights plan and declared a dividend of one right on each share of common stock outstanding on November 2, 1998, or issued thereafter and prior to the time the rights separate and thereafter pursuant to options and convertible securities outstanding at the time the rights separate. The board of directors may amend the shareholder protection rights plan in any respect prior to the Flip-in Date (as defined below).

      On the 10th business day (subject to certain adjustments by the board of directors) after: (1) commencement of a tender or exchange offer which, if consummated, would result in a person or group owning 10% or more (but not more than 50%) of the outstanding shares of common stock; or (ii) after the first date of public announcement by First Horizon that a person or group has acquired 10% or more of the outstanding common stock, (the “Flip-in Date”), the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for $150.00, subject to adjustment.

      The rights will not prevent a takeover of First Horizon. The rights, however, may have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding common stock unless the rights are first redeemed by First Horizon's board of directors.

COMPARISON OF SHAREHOLDERS' RIGHTS

      First Horizon is incorporated under Tennessee law. West Metro is incorporated under Georgia law. Upon completion of the merger, the charter and bylaws of First Horizon in effect immediately prior to the effective time of the merger will be the charter and bylaws of the combined company. Consequently, after the effective time of the merger, to the extent West Metro shareholders receive First Horizon common stock in the merger the rights of former shareholders of West Metro will be determined by reference to the First Horizon charter and bylaws and the Tennessee Business Corporation Act, or TBCA. The material differences between the rights of holders of West Metro common stock and the rights of holders of First Horizon common stock, resulting from the differences in their governing documents and the differences between Tennessee law and Georgia law, are summarized below.

      The following summary does not purport to be a complete statement of the rights of holders of First Horizon common stock under applicable Tennessee law, the First Horizon charter and the First Horizon bylaws or the rights of the holders of West Metro common stock under applicable Georgia law, the West Metro charter and the West Metro bylaws, or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the TBCA, the GBCC, and the governing corporate instruments of First Horizon and West Metro, to which the holders of West Metro common stock are referred. Copies of the governing corporate instruments of First Horizon and West Metro are available, without charge, to any person, including any beneficial owner to whom this proxy statement-prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” on page 69.

Summary of Material Differences Between the
Rights of First Horizon Shareholders and the Rights of West Metro Shareholders

	First Horizon Shareholder Rights	West Metro Shareholder Rights
Description of Common Stock:	First Horizon is authorized to issue 400,000,000 shares of common stock, par value $0.625 per share.	West Metro is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share.

Description of Preferred Stock:	First Horizon's charter authorize the board of directors to issue 5,000,000 shares of preferred stock, no par value.	West Metro's articles of incorporation authorize the board of directors to issue 2,000,000 shares of preferred stock, no par value.

Shareholder Nominations and Proposals for Business:	First Horizon's bylaws provide that to be properly brought before a meeting of the shareholders, business and proposals must be:
specified in the notice of the meeting;
otherwise properly brought before the meeting by or at the direction of the board of directors; or
	brought by shareholders who comply with the advance notice requirements set forth in the bylaws.	Neither the West Metro articles of incorporation nor the West Metro bylaws contain specific provisions relating to shareholder nominations and proposals for business.
The advance notice requirements in the First Horizon bylaws provide that for shareholder business or a shareholder proposal to be brought before a meeting, the shareholder must give notice of the business or proposal in writing to the corporate secretary not less than 90 and not more than 120 days prior to the meeting, provided that if less than 100 days notice or prior public disclosure of the date for the meeting is given, then the shareholder notice must be delivered no later than the close of business on the 10th day following the earlier of the day on which the notice of the date of the meeting was mailed and the day on which the public disclosure of the date of the meeting was made.
In addition, the notice to the corporate secretary must include:
a brief description of, and reasons for, the proposal;
the name and address of the person submitting the proposal;
the class and number of shares beneficially owned by the shareholder; and
any material interest of the shareholder in such business or proposal

First Horizon Shareholder Rights	West Metro Shareholder Rights
The First Horizon bylaws provide that nominations of directors may be made at a shareholders meeting by or at the direction of the board of directors;

by any nominating committee or person appointed by the board of directors; or

by any shareholder of First Horizon entitled to vote for the election of directors at the meeting who complies with the notice procedures.

Neither the West Metro articles of incorporation nor the West Metro bylaws contain specific provisions restricting or conditioning nominations of directors.
Nominations must also be submitted in writing to the corporate secretary and must specify the class to which the nominee is nominated.
To be timely, the shareholder's written notice must be delivered to First Horizon's executive offices in writing not less than 90 and not more than 120 days prior to the meeting, regardless of any postponements or adjournments; provided that if less than 100 days notice or prior public disclosure of the date for the meeting is given, then the shareholder's written notice must be delivered no later than the close of business on the 10th day following the earlier of:

the day on which the notice of the date of the meeting was mailed; or
the day on which the public disclosure of the date of the meeting was made.
The shareholder's written notice must include the following information for each nominee:

name, age and business and residence addresses;

principal occupation or employment;

the class and number of shares beneficially owned;

any other information required under Regulation 14A of the Securities Exchange Act of 1934, as amended.

In addition, the shareholder's written notice must include the following information with respect to the shareholder:

name and addresses; and

the class and number of shares beneficially owned.

First Horizon Shareholder Rights	West Metro Shareholder Rights
Special Meeting of Shareholders:	Under the TBCA, the board of directors, any person authorized by the charter or bylaws, or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

First Horizon's bylaws allow for special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called by Chairman of the Board and shall be called by the Chairman of the Board or the Secretary at the request in writing of a majority of the board of directors. Only such business within the purpose or purposes described in the notice of the meeting may be conducted at the meeting.	Under the GBCC, a special meeting of shareholders may be called by the board of directors or any other person authorized to do so in the articles of incorporation or the bylaws. In addition, the GBCC provides that a special meeting of shareholders may also be called by the holders of at least 25% of all votes entitled to be cast on any issue proposed to be considered at a special meeting or such greater or lesser percentages as the articles of incorporation or the bylaws provide.

The West Metro bylaws provide that a special meeting may be called at any time by the West Metro's board of directors, its chief executive officer, its president, and by West Metro upon the written request of any one or more shareholders, owning an aggregate of not less than twenty-five percent of the outstanding shares of voting common stock of West Metro. Special meetings shall be held at such a time and place and on such date as shall be specified in the notice of the meeting.

Shareholder Rights Plan:	First Horizon has adopted a shareholders rights plan and declared a dividend of one right on each share of common stock outstanding on November 2, 1998, or issued thereafter and prior to the time the rights separate and thereafter pursuant to options and convertible securities outstanding at the time the rights separate. The board of directors may amend the shareholder protection rights plan in any respect prior to the Flip-in Date (as defined below).

West Metro does not have a shareholders rights plan.
On the 10th business day (subject to certain adjustments by the board of directors) after: (1) commencement of a tender or exchange offer which, if consummated, would result in a person or group owning 10% or more (but not more than 50%) of the outstanding shares of common stock; or (ii) after the first date of public announcement by First Horizon that a person or group has acquired 10% or more of the outstanding common stock, (the “Flip-in Date”), the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for $150.00, subject to adjustment.

	First Horizon Shareholder Rights	West Metro Shareholder Rights
The rights will not prevent a takeover of First Horizon. The rights, however, may have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding common stock unless the rights are first redeemed by First Horizon's board of directors.

Control Share Acquisitions:	The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth or more, or a majority of all voting power (to the extent such acquired shares cause such person to exceed one-fifth or one-third of all voting power) in the election of First Horizon's directors. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of First Horizon's voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of First Horizon's directors, then First Horizon's other shareholders may require First Horizon to redeem their shares at fair value.	There is no similar provision under Georgia law

The Tennessee Control Share Acquisition Act is not applicable to First Horizon because the First Horizon charter does not contain a specific provision “opting in” to the Control Share Acquisition Act.

Investor Protection Act:	The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation's board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase:

	makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company;	There is no similar provision under Georgia law

makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and

First Horizon Shareholder Rights	West Metro Shareholder Rights
files with the Tennessee Commissioner of Commerce and Insurance and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to First Horizon, as it does not apply to bank holding companies subject to regulation by a federal agency and does not apply to any offer involving a vote by holders of equity securities of the offeree company.

First Horizon Shareholder Rights	West Metro Shareholder Rights
Business Combinations Involving Interested Shareholders:	The Tennessee Business Combination Act generally prohibits a “business combination” by First Horizon or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. First Horizon or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, First Horizon's board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by 2/3 of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of First Horizon stock.	The GBCC authorizes Georgia corporations to adopt a provision which prohibits business combinations with interested shareholders occurring within five years of the date a person first becomes an interested shareholder. For purposes of this statute, “business combinations” are defined to include mergers, sales of 10% or more of the corporation's net assets, and certain issuances of securities, all involving the corporation and any interested shareholder. With limited exceptions, the Georgia business combination statute requires approval of a subject transaction in one of three ways:

prior to such person becoming an interested shareholder, the corporation's board of directors must have approved the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

the interested shareholder must acquire at least 90% of the outstanding voting stock of the corporation (other than shares owned by officers, directors of West Metro and its affiliates and associates) in the same transaction in which such person becomes an interested shareholder; or

subsequent to becoming an interested shareholder, such person acquires additional shares resulting in ownership of at least 90% of the Voting Stock, other than shares owned by officers, directors of West Metro and its affiliates and associates, and obtains the approval of the business combination by the holders of a majority of the shares entitled to vote thereon, exclusive of the shares held beneficially by the interested shareholder and its affiliates and shares owned by officers, directors and their affiliates and associates.

	First Horizon Shareholder Rights	West Metro Shareholder Rights
Greenmail Act:	The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, First Horizon may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by First Horizon or First Horizon makes an offer, of at least equal value per share, to all shareholders of such class.	There is no similar provision under Georgia law.

Classified Board of Directors:	The TBCA provides that a corporation's board of directors may be divided into various classes with staggered terms of office.

As set forth in the First Horizon charter, First Horizon's board of directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. First Horizon's directors are elected to a term of three years.
Classification of directors could make substantial changes in the composition of the board of directors more time consuming for shareholders to effect.	The GBCC provides that a corporation's board of directors may be divided into various classes with staggered terms of office.

As set forth in West Metro's bylaws, West Metro's board of directors shall be elected at each annual meeting of the shareholders, and a director shall serve for a term of one (1) year and until his or her successor is elected and qualified or until his or her earlier resignation, removal from office, or death.

Number of Directors:	The First Horizon bylaws provide that the number of the board of directors shall be fixed by the board of directors. In addition, the First Horizon bylaws provide that in the absence of the board setting the number, the number shall be 11. Presently, First Horizon's board of directors consists of 11 members. After the merger, First Horizon's board of directors will continue to be 11 members.	The West Metro charter and bylaws provide that the West Metro board of directors will consist of not less than 5 and no more than 25 directors, but that the exact number will be fixed by the affirmative vote of a majority of the outstanding shares of West Metro common stock or by the affirmative vote of a majority of all directors then in office. Presently, West Metro's board of directors consists of 9 members.

Vacancies on the Board of Directors:	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The GBCC provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation or a bylaw approved by the shareholders provides otherwise

First Horizon Shareholder Rights	West Metro Shareholder Rights
First Horizon's bylaws provide that a vacancy resulting from death, resignation, retirement, disqualification or any other cause shall be filled by the board of directors. Any vacancies on the board of directors resulting from removal from office may be filled by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock or, if the shareholders do not so fill such a vacancy, by a majority of the directors then in office. Directors elected to fill a newly created directorship or other vacancy shall hold office for a term expiring at the next shareholders' meeting at which directors are elected and until such director's successor has been duly elected and qualified. The directors of any class of directors of the Corporation may be removed by the shareholders only for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock.	West Metro's bylaws provide that the directors, even though less than a quorum, may fill any vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Such appointment by the directors shall continue until the expiration of the term of the director whose place has become vacant, or until the next election of directors by the shareholders and until the election and qualification of his or her successor, or until his or her earlier resignation, removal from office or death.

Removal of Directors:	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

First Horizon's bylaws provide that the director of any class of directors of First Horizon may be removed by shareholders only for cause by the affirmative vote of the holders of the holders of at least a majority of the voting power of all outstanding voting stock.	The GBCC provides that classified directors of a corporation may be removed only for cause by a majority of the votes entitled to be cast on their election, unless the articles of incorporation or a bylaw adopted by the shareholders provides otherwise. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

West Metro's bylaws provide any director may be removed from office, with or without cause, upon the affirmative vote of the holders of a majority of the issued and outstanding shares of West Metro entitled to vote in an election of directors.

	First Horizon Shareholder Rights	West Metro Shareholder Rights
Indemnification:	First Horizon's bylaws provide that First Horizon shall indemnify an individual who is made a party to a proceeding because he or she is or was a director, officer or employee if he or she conducted himself or herself in good faith and, in the case of conduct in his or her official capacity, he or she reasonably believed his or her conduct was in the best interest of First Horizon, or in all other cases, he or she reasonably believed his or her conduct was at least not opposed to the best interests of First Horizon, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.	West Metro's bylaws provide that West Metro shall indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director or officer of West Metro for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys' fees), incurred in connection with the proceeding if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of the West Metro and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director or officer did not meet the standard of conduct set forth above. Indemnification permitted under this action in connection with a proceeding by or in the right of the West Metro is limited to reasonable expenses incurred in connection with the proceeding.

First Horizon's bylaws further provide that First Horizon shall not indemnify a person in connection with:

a proceeding by or in right of First Horizon, except for reasonable expenses if it is determined that the person has met the standard of conduct set forth in the preceding paragraph; or

	for conduct if the person is judged liable for improperly receiving a personal benefit, whether or not involving action in his official capacity.	West Metro's bylaws provide further that to the extent that a director or officer of West Metro has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party, or in defense of any claim, issue, or matter therein, because he or she is or was a director or officer of West Metro, West Metro shall indemnify the director or officer against reasonable expenses incurred by him or her in connection therewith.

First Horizon Shareholder Rights	West Metro Shareholder Rights
First Horizon's bylaws provide that upon receipt of a claim for indemnification by an employee, officer or director, First Horizon must make a determination that indemnification is permissible under the circumstances. The determination shall be made by:

the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the Proceeding;

if there are two or more disinterested directors, a majority vote of the disinterested directors or a majority of the members of a committee of two or more disinterested directors;

independent special legal counsel: (i) selected by the board of directors or its committee in the manner prescribed in subsection (a) or (b); or (ii) if a quorum of the board of directors cannot be obtained under subsection (a) and a committee cannot be designated under subsection (b), selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or, if a determination pursuant to subsections (a), (b), or (c) of Section 6.3 of the bylaws cannot be obtained; or

the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the Proceeding may not be voted on the determination.	West Metro's bylaws provide that upon receipt of a claim for indemnification by an employee, officer or director, West Metro must make a determination that indemnification is permissible under the circumstances. The determination shall be made by:

the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the Proceeding;

if a quorum cannot be obtained, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

independent special legal counsel: (i) selected by the board of directors or its committee; or (ii) if a quorum of the board of directors cannot be obtained and a committee cannot be designated, selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or

the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

First Horizon Shareholder Rights	West Metro Shareholder Rights
The First Horizon bylaws permit First Horizon to advance expenses to directors and officers as long as the director, officer, employee or agent receiving an advance:

furnishes First Horizon a written affirmation of his good faith belief that he has met the applicable standards of conduct;

officer furnishes to the Corporation a written undertaking, executed personally or on behalf of the officer, to repay the advance if it is ultimately determined that the officer is not entitled to indemnification; and

a determination is made that the facts then known to those making the determination would not preclude indemnification under this bylaw.

Finally, the First Horizon bylaws provide that First Horizon shall indemnify each of its directors and such of the non-director officers of First Horizon or any of its subsidiaries as the board of directors may designate, and shall advance expenses, including attorney's fees, to each director and such designated officers, to the maximum extent permitted (or not prohibited) by law, and in accordance with the foregoing, the board of directors is expressly authorized to enter into individual indemnity agreements on behalf of First Horizon with each director and such designated officers which provide for such indemnification and expense advancement and to adopt resolutions which provide for such indemnification and expense advancement.	West Metro shall pay for or reimburse the reasonable expenses incurred by a director or officer of West Metro who is a party to a proceeding in advance of final disposition of the proceeding if (a) he or she furnishes West Metro written affirmation of his or her good faith belief that he or she has met the standard of conduct set forth in the bylaws, and (b) he or she furnishes West Metro a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification. The undertaking required by the bylaws must be an unlimited general obligation but need not be secured and may be accepted without reference to financial ability to make repayment.

First Horizon Shareholder Rights	West Metro Shareholder Rights
Personal Liability of Directors:	First Horizon's charter eliminates a director's personal liability for monetary damages to First Horizon or any of its shareholders for any action taken as a director, except for liability

(1) for any breach of the director's duty of loyalty to the Corporation or its shareholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

(3) under Section 48-18-304, or any successor provision thereto, of the Tennessee Business Corporation Act.	West Metro's charter eliminates a director's personal liability for monetary damages to West Metro or any of its shareholders, for a breach of fiduciary duty as a director, except that such liability is not eliminated for:

any appropriation, in violation of his or her duties, of any business opportunity of West Metro;

acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

the types of liability set forth in Section 14-2-832 of the GBCC dealing with unlawful distributions of corporate assets to shareholders; or

any transaction from which the director derived an improper material tangible personal benefit

Furthermore, any repeal or modification to this personal liability of directors article by the shareholders of West Metro shall be prospective only and shall not adversely affect any right or protection of a director of West Metro existing at the time of such repeal or modification.

First Horizon Shareholder Rights	West Metro Shareholder Rights
Dissenters' Rights:	The Tennessee Business Combination Act provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters' rights generally are not available to holders of shares, such as shares of First Horizon common stock, that are registered on a national securities exchange or quoted on a national market security system.	The GBCC provides that shareholders who comply with certain procedural requirements of the GBCC are entitled to dissent from and obtain payment of the fair value of their shares in the event of mergers, share exchanges, sales or exchanges of all or substantially all of the corporation's assets, amendments to the articles of incorporation that materially and adversely affect certain rights in respect of a dissenter's shares and certain other actions taken pursuant to a shareholder vote to the extent provided for under the GBCC, the articles of incorporation, bylaws or a resolution of the board of directors. However, unless the corporation's articles of incorporation provide otherwise, appraisal rights are not available:

to holders of shares of any class of shares not entitled to vote on the transaction;

in a sale of all or substantially all of the property of the corporation pursuant to court order;

in a sale of all or substantially all of the corporation's assets for cash;

where all or substantially all of the net proceeds of such sale will be distributed to the shareholders within one year; or

to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless: (1) in the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or a publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or (2) the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

	First Horizon Shareholder Rights	West Metro Shareholder Rights
Votes on Extraordinary Corporate Transactions:	Under the TBCA, a sale or other disposition of all or substantially all of the corporation's assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation's shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.	Under the GBCC, a sale or other disposition of all or substantially all of the corporation's assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation's shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Consideration of Other Constituencies:	The Tennessee Business Combination Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder's share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.
There is no express provision in First Horizon's charter pertaining to the consideration of other constituencies, and thus it does not expressly opt into the protection provided by the above provision of the Tennessee Business Combination Act.	There is no similar provision under Georgia law.

West Metro's charter provides that the board of directors, when evaluating any offer of another party (i) to make a tender offer or exchange offer for any equity security of West Metro, (ii) to merge or effect a share exchange or similar transaction with West Metro, or (iii) to purchase or otherwise acquire all or substantially all of the assets of West Metro, shall, in determining what is in the best interests of West Metro and its shareholders, give due consideration to all relevant factors, including without limitation: (A) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of West Metro and its subsidiaries, and on the communities within which West Metro and its subsidiaries operate (it being understood that any subsidiary bank of West Metro is charged with providing support to and being involved in the communities it serves); and (B) the consideration being offered by the other party in relation to the then-current value of West Metro in a freely negotiated transaction and in relation to the board of directors' then-estimate of the future value of West Metro as an independent entity.

Unless two-thirds (2/3) of the directors then in office shall approve the proposed change, the constituencies article may be amended or rescinded only by the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of West Metro entitled to vote thereon, at any regular or special meeting of the shareholders, and notice of the proposed change must be contained in the notice of the meeting.

First Horizon Shareholder Rights	West Metro Shareholder Rights
Fair Price Statute:	There is no similar provision under Tennessee law.	The GBCC contains fair price requirements applicable to certain mergers with certain “interested shareholders” that are summarized below. The restrictions imposed by this statute will not apply to a corporation unless it elects to be governed by this statute. West Metro has not elected to be covered by these restrictions, and although West Metro has no present intention to do so, it could elect to do so in the future. The Georgia fair price statute prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless:

certain “fair price” criteria are satisfied,

the business combination is unanimously approved by the continuing directors, the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder,” or the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve-month period.

The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Amendment of Articles of Incorporation (or Charter):	The TBCA provides that certain relatively technical amendments to a corporation's charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation's charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

First Horizon's charter provide that the affirmative vote of at least 80% of the voting power of all outstanding stock shall be required adopt any provision inconsistent with, or to amend or repeal, Article 12 (number, election and terms of directors).	The GBCC provides that certain relatively technical amendments to a corporation's articles of incorporation may be adopted by the directors without shareholder action. Generally, the GBCC requires a majority vote of the outstanding shares of each voting group entitled to vote to amend the articles of incorporation, unless the GBCC, the articles of incorporation, or a bylaw adopted by the shareholders requires a greater number of affirmative votes.

	First Horizon Shareholder Rights	West Metro Shareholder Rights
Amendment of Bylaws:	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal First Horizon's bylaws even though the bylaws may also be amended or repealed by its board of directors.	Under the GBCC, shareholder action is generally not necessary to amend the bylaws, unless the articles of incorporation provide otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders do, however, have the right to amend, repeal or adopt bylaws, except for bylaws that restrict the power of the board to manage the business.

	Under First Horizon's bylaws, the board of directors has the power to make, amend and repeal the bylaws or any Bylaw of First Horizon by vote of not less than a majority of the directors then in office, at any regular or special meeting of the board of directors. The shareholders may make, amend and repeal the bylaws or any bylaw of this Corporation at any annual meeting or at a special meeting called for that purpose only by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all outstanding voting stock, and all bylaws made by the directors may be amended or repealed by the shareholders only by the vote of the holders of at least eighty percent (80%) of the voting power of all outstanding voting stock. Without further authorization, at any time the bylaws are amended, the Secretary is authorized to restate the bylaws to reflect such amendment, and the bylaws, as so restated, shall be the bylaws of the Corporation.	West Metro's bylaws may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors; provided, however, that, if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws shall be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted, or altered by them may not be repealed, amended, adopted or altered by the board of directors. Except as otherwise provided in the charter, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

LEGAL MATTERS

      The validity of the First Horizon common stock to be issued in connection with the merger will be passed upon for First Horizon by Clyde A. Billings, Jr., Senior Vice President, Assistant General Counsel and Corporate Secretary of First Horizon. As of July 11, 2005, Mr. Billings beneficially owned 48,629 shares of First Horizon common stock, including shares to be acquired upon exercise of options, shares held in First Horizon's 401(k) plan and shares as to which Mr. Billings has deferred receipt. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC will deliver its opinion to the West Metro shareholders as to certain United States federal income tax matters.

EXPERTS

      The consolidated financial statements of First Horizon and its subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in First Horizon's Annual Report on Form 10-K for the year ended December 31, 2004 have been incorporated in this proxy statement-prospectus by reference, in reliance on the reports of KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of West Metro and its subsidiary incorporated in this proxy statement-prospectus by reference to West Metro's Annual Report on Form 10-KSB for the year ended December 31, 2004, have been so incorporated by reference in reliance on the report of Porter Keadle Moore, LLP, independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

WEST METRO 2006 ANNUAL SHAREHOLDER MEETING

      West Metro will hold a 2006 annual meeting of shareholders only if the merger is not completed before the time of the meeting.

WHERE YOU CAN FIND MORE INFORMATION

      First Horizon has filed with the SEC a registration statement under the Securities Act that registers the distribution to West Metro shareholders of the shares of First Horizon common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about First Horizon and First Horizon common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement-prospectus.

      First Horizon and West Metro also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information about issuers, like First Horizon and West Metro, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      You can also inspect reports, proxy statements and other information about First Horizon and West Metro at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows First Horizon and West Metro to “incorporate by reference” information into this proxy statement-prospectus. This means that First Horizon and West Metro can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement-prospectus, except for any information that is superseded by information that is included directly in proxy statement-prospectus or in other later-filed documents that are incorporated by reference. Information furnished under Item 9 or Item 12 of First Horizon's or West Metro's current reports on Form 8-K is not incorporated by reference in this proxy statement-prospectus and registration statement. The information incorporated by reference contains important information about our companies and their financial condition.

      The following documents filed with the SEC by First Horizon and West Metro are incorporated by reference into this proxy statement-prospectus. Copies of West Metro's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Quarterly Report on Form 10-QSB filed on May 13, 2005 also accompany this proxy statement-prospectus.

First Horizon filings with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q filed on May 10, 2005;

•	Current Reports on Form 8-K filed on January 3, 2005, January 21, 2005, February 25, 2005, February 28, 2005, March 24, 2005 and April 25, 2005; and

•	The description of First Horizon Common Stock contained in Form 8-A, filed October 23, 1998, filed under Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

West Metro filings with the SEC:

•	Annual Report on Form 10-KSB for the year ended December 31, 2004;

•	Quarterly Report on Form 10-QSB filed on May 13, 2005;

•	Current Report on Form 8-K filed on March 21, 2005 and March 28, 2005; and

•	The description of West Metro's common stock, $1.00 par value per share, set forth in West Metro's registration statements filed on Form SB-2 dated August 14, 2001 pursuant to Section 12 of the Exchange Act, including any amendment or report filed for purposes of updating any such description.

      All documents and reports filed by First Horizon and West Metro with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this proxy statement-prospectus and the date of our meeting are incorporated by reference into this proxy statement-prospectus. These documents include periodic reports, such as annual reports on Form 10-K or Form 10-KSB, quarterly reports on Form 10-Q or Form 10-QSB and current reports on Form 8-K, as well as proxy statements.

      First Horizon has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to First Horizon, as well as all pro forma financial information, and West Metro has supplied all relevant information relating to West Metro.

      Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement-prospectus. You can obtain documents incorporated by reference in proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

First Horizon National Corporation 165 Madison Avenue Memphis, Tennessee 38103 (901) 523-4444 Attention: Milton A. Gutelius, Jr.	West Metro Financial Services 68 First National Drive Dallas, Georgia 30157 (770) 505-3598 Attention: Kathy Hulsey

      If you would like to request documents, please make sure your request is received by August 8, 2005, to receive them before our meeting. If you request any incorporated documents from First Horizon or West Metro, the appropriate company will mail them to you by first class mail, or another equally prompt means, within one business day after your request is received.

      We have not authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement-prospectus or in any of the materials that have been incorporated into this proxy statement-prospectus. Therefore, if anyone distributes this type of information, you should not rely upon it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement-prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement-prospectus does not extend to you. The information contained in this proxy statement-prospectus speaks only as of the date of this proxy statement-prospectus unless the information specifically indicates that another date applies.

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APPENDIX A

AGREEMENT AND PLAN OF MERGER
DATED AS OF MARCH 15, 2005
BY AND BETWEEN
FIRST HORIZON NATIONAL CORPORATION
AND
WEST METRO FINANCIAL SERVICES, INC.

APPENDIX A

APPENDIX A

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of March 15, 2005, by and between FIRST HORIZON NATIONAL CORPORATION (“FHNC”) and WEST METRO FINANCIAL SERVICES, INC. (“Seller”). Capitalized terms used in this Agreement are defined below in Article VIII.

RECITALS

      (A) Seller. Seller is a bank holding company registered under the BHCA, and is the beneficial owner and holder of record of all of the issued and outstanding shares of capital stock of Seller Bank. The board of directors of Seller deems it in the best interest of Seller, Seller Bank, and Seller's shareholders to merge Seller with and into FHNC, with FHNC surviving the merger on the terms and conditions set forth in this Agreement (the “Merger”).

      (B) FHNC. FHNC is a financial holding company registered under the BHCA, and the board of directors of FHNC deems the Merger to be in the best interest of FHNC and the shareholders of FHNC.

      (C) Intention of the Parties. It is the intention of the parties to this Agreement that for federal income tax purposes the Merger qualify as a “reorganization” within the meaning of Section 368 of the Code.

      In consideration of their mutual promises and obligations hereunder, and intending to be legally bound hereby, FHNC and Seller adopt and make this Agreement and prescribe the terms and conditions of this Agreement and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
THE MERGER

      (A) The Merger. On the Effective Date, Seller will merge with and into FHNC, with FHNC being the Surviving Corporation, pursuant to the provisions of, and with the effects provided in, the Tennessee Business Corporation Act and the Georgia Business Corporation Code. At the Effective Time, the charter and bylaws of FHNC (as the Surviving Corporation) shall be the charter and bylaws of FHNC in effect immediately prior to the Effective Time. At the Effective Time, the directors and officers of FHNC shall be the directors and officers of the Surviving Corporation.

      (B) Effective Date and Effective Time. On the last Business Day of the month during which the expiration of all applicable waiting periods in connection with governmental approvals occurs and all conditions to the consummation of this Agreement are satisfied or waived or, at FHNC's option, the first Business Day of the next succeeding month, or on such earlier or later date as may be agreed by the parties, articles of merger shall be executed in accordance with Applicable Law and shall be filed as required by Applicable Law, and the Merger provided for herein shall become effective upon the date of such filing (the “Effective Date”). The “Effective Time” of the Merger shall be 4:01 P.M. in the State of Tennessee on the Effective Date (or such other time on the Effective Date as may be agreed by the parties and set forth in the articles of merger).

      (C) Conversion of Shares. By virtue of the Merger, automatically and without any action on the part of the holder thereof, at the Effective Time, all of the Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held directly or indirectly by FHNC, except in a fiduciary capacity or in satisfaction of a debt previously contracted, and other than shares held in the treasury of Seller, which shares shall be canceled, retired and cease to exist by virtue of the Merger and without any payment made in respect thereof) shall be converted into the right to receive cash and shares of FHNC Common Stock, as described below (collectively, the “Merger Consideration”):

(1) Each Seller Shareholder may elect to take all or a portion of the consideration to be received in the Merger in cash; subject to the aggregate limitation set forth in Article I(C)(3) (the “Cash Consideration”). If a Seller Shareholder elects to receive in cash all or a portion of the Merger Consideration, the amount of cash to be delivered in exchange for each share of Seller Common Stock shall be determined by multiplying the number of shares of Seller Common Stock held by the Seller Shareholder for which it elects to receive cash by the Price Per Share. The Price Per Share is $22.44.

(2) Each Seller Shareholder may elect to take all or a portion of the Merger Consideration to be received in the Merger in FHNC Common Stock, subject to the aggregate limitation set forth in Article I(C)(3) (the “Stock Consideration”). If a Seller Shareholder elects to receive in FHNC Common Stock all or a portion of the Merger Consideration, the number of shares of FHNC Common Stock to be exchanged for each share of Seller Common Stock shall be determined by multiplying the number of shares of Seller Common Stock held by the Seller Shareholder for which it elects to receive FHNC Common Stock by the Conversion Price. The Conversion Price is the quotient of (i) the Price Per Share divided by (ii) the FHNC Common Stock Average Price. The FHNC Common Stock Average Price shall be equal to the average of the closing prices of the FHNC Common Stock on the NYSE, as reported by the Wall Street Journal for the twenty (20) Business Days immediately prior to the fifth Business Day preceding the Effective Date (the “Calculation Period”). Solely for purposes of this definition, a Business Day shall be a day on which the NYSE is open for trading.

(3) The aggregate Cash Consideration to be paid pursuant to Article I(C)(1) above shall not be less than $11,000,000 (the “Cash Threshold”) or more than $13,000,000 (the “Cash Cap”). For purposes of determining the Cash Threshold and Cash Cap, Dissenting Shareholders shall be deemed to have elected to receive Cash Consideration unless such Dissenting Shareholders shall effectively withdraw or lose (through failure to perfect or otherwise) their right to payment as a dissenting shareholder under Applicable Law at or prior to the Effective Time. In addition, for purposes of calculating the Cash Threshold and the Cash Cap, the cash to be received by holders of Options and Warrants pursuant to Article I(F) shall be included in the calculation.

(4) Each share of FHNC Common Stock issued and outstanding at the Effective Time shall remain outstanding and unchanged as a result of the Merger and, together with the shares of FHNC Common Stock issuable in the Merger, shall as of the Effective Time constitute all of the issued and outstanding shares of the common capital stock of FHNC.

(5) Subsequent to the date of this Agreement but prior to the Effective Date, if the outstanding shares of FHNC Common Stock shall be increased, decreased, changed into or exchanged for a different number or class of shares by reason of any reclassification, recapitalization, stock split or reverse stock split, split-up or if a stock dividend thereon shall be declared with a record date within such period, or by reason of a combination or exchange of shares in a transaction in which FHNC is effectively acquired, or other like changes in FHNC's capitalization shall have occurred, the Merger Consideration shall be adjusted accordingly. This subsection (5) does not apply to transactions in which FHNC or one of its subsidiaries is effectively the acquiring entity.

(6) No fractional shares of FHNC Common Stock and no certificates or scrip or other evidence of ownership will be issued in the Merger. Instead, FHNC shall pay to each Seller Shareholder who would otherwise be entitled to a fractional share, an amount in cash determined by multiplying such holder's fractional interest by the FHNC Common Stock Average Price.

      (D) Election of Merger Consideration.

(1) Each Seller Shareholder may elect whether to receive Cash Consideration, Stock Consideration, or a combination of Cash Consideration and Stock Consideration. Such elections shall be made on a Form of Election. Holders of record of shares of Seller Common

Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Seller Common Stock held by each such Representative for a particular beneficial owner.

(2) FHNC and Seller shall mail the Form of Election to all Persons who are holders of Seller Common Stock on the record date for the Seller's meeting of its shareholders to vote upon this Agreement. A Form of Election must be received by the Exchange Agent in the manner described below no later than by the close of business on the Business Day which is three Business Days immediately prior to the Effective Time (the “Election Deadline”) in order to be effective. All elections will be irrevocable.

(3) Elections shall be made by holders of Seller Common Stock by mailing, faxing or otherwise delivering to the Exchange Agent, in a manner reasonably acceptable to FHNC, a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent. FHNC will have the reasonable discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The decision of FHNC (or the Exchange Agent) in such matters shall be conclusive and binding. Neither FHNC nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election.

(4) A holder of Seller Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made an election for Cash Consideration for 37.5% of the shares of Seller Common Stock and Stock Consideration for 62.5% of the shares of Seller Common Stock held by the Seller Shareholder (a “Combination Election”), unless such Combination Election would result in violating either Cash Cap or the Cash Threshold. In either such event, those shareholders who either do not timely or correctly submit a Form of Election, shall be deemed to have made an election for that combination of Stock Consideration and Cash Consideration which is not violative of either the Cash Cap or the Cash Threshold, after taking into effect the elections of those shareholders who have timely and correctly submitted their Forms of Election. If FHNC or the Exchange Agent shall determine that any purported election was not properly made, such purported election shall be deemed to be of no force and effect and the holder of shares of Seller Common Stock making such purported election shall for purposes hereof be deemed to have made a Combination Election.

(5) All shares of Seller Common Stock in which a Seller Shareholder has elected Cash Consideration are referred to herein as “Cash Election Shares.” All shares of Seller Common Stock in which a Seller Shareholder has elected Stock Consideration are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into Cash Consideration exceeds the Cash Cap, the Exchange Agent shall, after the Election Deadline but prior to the Effective Time, determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the number of such shares electing Cash Consideration to the Cash Cap. All holders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Cash Cap is not exceeded. If, after the results of the Forms of Election are calculated, the number of shares of Seller Common Stock to be converted into Cash Consideration is below the Cash Threshold, the Exchange Agent, after the Election Deadline but prior to the Effective Time, shall determine the number of Stock Election Shares which must be redesignated as Cash Election Shares in order to increase the amount of such cash to the Cash Threshold. All holders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Cash Threshold is achieved. Notwithstanding the foregoing, no redesignation shall be effected for a holder who has made an election to receive Cash Consideration but, as a result of such redesignation, would receive fewer than 10 shares of FHNC Common Stock in exchange for all of such holder's shares of Seller Common Stock unless such redesignation is necessary for the Merger to qualify as a reorganization under Section 368 of the Code. In this event, the Cash Election Shares of the remaining holders of shares of Seller Common Stock shall be redesignated on a pro rata basis to reduce the aggregate Cash Consideration to the Cash Cap. Holders who make Combination Elections will be subject to the redesignation procedures set forth in Article I(D)(4) hereinabove. Dissenting Stockholders who are deemed to have made an election for Cash Consideration shall not be subject to the redesignation procedure described herein. The Exchange Agent shall make all computations contemplated by this Article and all such computations shall be conclusive and binding on the holders of Seller Common Stock.

      (E) Dissenting Shares. No outstanding share of Seller Common Stock as to which a Dissenting Shareholder has exercised dissenters rights under Applicable Law shall be converted into or represent a right to receive the Merger Consideration, and the Dissenting Shareholder shall be entitled only to such rights as are granted by Applicable Law. Seller shall give FHNC prompt notice upon receipt by Seller of any such written demands for payment of the fair value of the shares of Seller Common Stock and of withdrawals of such demands and any other instruments provided pursuant to Applicable Law from a Dissenting Shareholder. FHNC shall direct all negotiations and proceedings with respect to such Dissenting Shareholder. Seller shall not, without the prior written consent of FHNC, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Shareholder shall effectively withdraw or lose his right to such payment prior to or after the Effective Time, such holder's shares of Seller Common Stock shall be automatically converted into the right to receive the Merger Consideration in accordance with this Agreement, without any interest, as if such holder had made a Combination Election.

      (F) Stock Options and Warrants. Seller has issued options to purchase 113,000 shares of Seller Common Stock (“Options”) and warrants to purchase 300,000 shares of Seller Common Stock (“Warrants”). Prior to the Effective Time, Seller shall cause each holder of an Option or Warrant to execute and deliver an agreement in substantially the form of Exhibit B pursuant to which such holder agrees to sell to FHNC, effective at the Effective Time, such Option for cash or, in the case of a holder of a Warrant, for either cash or shares of FHNC Common Stock. The cash payment shall be calculated as an amount equal to the number of shares of Seller Common Stock specified in such Warrant or Option times the Price Per Share less the aggregate exercise price for all shares of Seller Common Stock specified in such Warrant or Option, subject to required withholding taxes, if any. If a holder of a Warrant elects to receive shares of FHNC Common Stock in lieu of cash, the number of shares of FHNC Common Stock shall be calculated as the number of shares equal to the number of shares of Seller Common Stock specified in such Warrant times the Conversion Price less the aggregate exercise price for all shares of Seller Common Stock specified in such Warrant, subject to required withholding taxes, if any.

      (G) Procedures. Certificates which represent shares of Seller Common Stock that are outstanding at the Effective Time (each, a “Certificate”) and are converted into the right to receive the Merger Consideration pursuant to the Merger shall, after the Effective Time, be exchangeable by the holders thereof in the manner provided in the transmittal materials described below.

(1) As promptly as practicable after the Effective Date, FHNC or a third party employed to act as exchange agent (the “Exchange Agent”), who if a third party shall be reasonably acceptable to Seller, shall send to each holder of record of shares of Seller Common Stock outstanding at the Effective Time transmittal materials for use in exchanging the Certificates for the Merger Consideration. Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other reasonably required documents, the holder of such Certificate shall be entitled to receive, in exchange for the Certificate, the Merger Consideration to which such holder is entitled, and such Certificate shall be cancelled. If any such delivery is to be made in whole or in part to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such delivery or exchange that the Certificate surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such delivery or exchange shall have paid any transfer and other taxes required by reason of such delivery or exchange in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of FHNC or its agent that such tax either has been paid or is not payable.

(2) No holder of Seller Common Stock who elects Stock Consideration shall be entitled to exercise any rights as a shareholder of FHNC until such holder shall have properly surrendered its Certificate(s) (together with all required documents) as set forth above. No dividend or other distribution payable after the Effective Time with respect to the FHNC Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder properly surrenders such Certificate (together with all required documents), at which time such holder shall receive all dividends and distributions, without interest, previously withheld from such holder pursuant to this Agreement. After the Effective Time, there shall be no transfers on the stock transfer books of Seller of shares of Seller Common Stock which were issued and outstanding at the Effective Time and converted pursuant to the provisions of the Merger into the right to receive the Merger Consideration. If after the Effective Time, Certificates are presented for transfer to Seller, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article.

(3) After the Effective Time, holders of Seller Common Stock shall cease to be, and shall have no rights as, shareholders of Seller, other than to receive the Merger Consideration.

(4) Notwithstanding the foregoing, neither FHNC nor Seller nor any other Person shall be liable to any former holder of shares of Seller Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

(5) In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the Person claiming such Certificate to be lost, stolen or destroyed and the receipt by FHNC of appropriate and customary indemnification including, when appropriate, the posting of bond, FHNC will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration, deliverable in respect thereof as determined in accordance with this Article I.

      (H) Bank Merger. FHNC and Seller will take all action necessary and appropriate to cause their respective subsidiaries FTB and Seller Bank to enter into a merger agreement and to merge (the “Bank Merger”) simultaneously with or, if such Bank Merger cannot be effected simultaneously with, immediately after the consummation of the Merger, pursuant to the provisions of Applicable Law. A form of the Bank Merger Agreement is attached hereto as Exhibit A. At the effective time of the Bank Merger (the “Effective Time”), the articles of association and bylaws of FTB shall be the articles of association and bylaws immediately prior to the Effective Time of the Bank Merger, until duly amended in accordance with their terms. At the Effective Time of the Bank Merger, the directors and officers of FTB shall be the directors and officers of FTB immediately prior to the Effective Time of the Bank Merger.

      (I) Right to Revise the Structure of the Transaction. FHNC shall have the right, in its sole discretion to revise the structure of the Merger in order to achieve tax benefits or for any other reason which FHNC may deem advisable; provided, however, that FHNC shall not have the right, without the approval of the board of directors of Seller, to make any revision to the structure of the Merger which (i) changes the amount, form or nature of the Merger Consideration, including specifically the registered nature of any Stock Consideration; (ii) changes the intended tax-deferred effect of the Merger; or (iii) materially impedes or delays consummation of the transactions contemplated by this Agreement. FHNC may exercise this right of revision by giving written notice to Seller in the manner provided in this Agreement.

ARTICLE II

ACTIONS PENDING MERGER

Prior to the earlier of the Effective Time or termination of this Agreement by either party,

      (A) Without the prior written consent of FHNC, Seller will not:

(1) make, declare or pay any dividend on Seller Common Stock or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock (other than in a fiduciary capacity or in respect of a debt previously contracted in good faith) or authorize the creation or issuance of or issue or sell any additional shares of Seller's capital stock, or grant any Rights to subscribe for or acquire shares of its capital stock;

(2) merge or consolidate or permit any Seller Subsidiary to merge or consolidate with any other entity or engage in any similar transaction.

      (B) Without the prior written consent of FHNC, which consent will not be unreasonably withheld, delayed, or conditioned, Seller will not and will not permit any Seller Subsidiary to:

(1) pay any bonus to, or increase the rate of compensation of, any of its directors, officers or employees, except in the ordinary course of business consistent with past practice, or enter into any employment contracts with any Persons;

(2) enter into or modify or permit any Seller Subsidiary to enter into or modify (except as may be required by Applicable Law and except for the renewal of any existing plan or arrangement in the ordinary course of business consistent with past practice) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, except as expressly contemplated by this Agreement;

(3) substantially modify the manner in which Seller and the Seller Subsidiaries have heretofore conducted their business, taken as a whole, or amend their articles of incorporation, articles of association, or bylaws;

(4) except for transactions in the ordinary course of its banking business, sell, dispose of or discontinue or permit any Seller Subsidiary to sell, dispose or discontinue any of its business, assets (including investment securities) or property;

(5) except for the acquisition of loans, investment securities and cash equivalent assets in the ordinary course of its banking business, acquire (other than through foreclosure or satisfaction in whole or in part of indebtedness owed Seller) any assets or business that is material to such party;

(6) except in the ordinary course of its banking business, enter into off-balance sheet transactions;

(7) take any other action not in the ordinary course of business of it and its subsidiaries, taken as a whole; or

(8) directly or indirectly agree to take any of the foregoing actions.

      In the event Seller requests FHNC's consent to any such action, and FHNC has not replied to Seller by refusing such consent, together with reasonable supporting information for such refusal, within five business days of FHNC's receipt of its request for approval, such action shall be deemed consented to by FHNC.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Seller Disclosure Letter, Seller represents and warrants to FHNC the following:

      (A) Organization. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Georgia. Each Seller Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The deposit accounts of Seller Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection with such insurance have been paid when due.

      (B) Authority and Qualification. Seller and each Seller Subsidiary has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which either individually or in the aggregate will not have a Material Adverse Effect) where such qualification is required, to carry on its business as it is now being conducted and to own all its material properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

      (C) Capitalization. As of the date of this Agreement, Seller has 2,000,000 authorized shares of preferred stock, no par value, with no shares of preferred stock outstanding, 10,000,000 authorized shares of common stock, par value $1.00 per share, of which 1,200,000 shares are issued and outstanding and 113,000 shares are reserved for issuance pursuant to Seller's 2001 Stock Incentive Plan, as amended, and 300,000 shares are reserved for issuance pursuant to organizer warrants (no other class of capital stock being authorized). Other than the shares of Seller Common Stock reserved under the 2001 Stock Incentive Plan, as amended, and the organizer warrants, Seller has no shares of its capital stock reserved for issuance, and there are no outstanding Rights to subscribe for or acquire from Seller any shares of its capital stock. Seller and each Seller Subsidiary's outstanding shares of capital stock are duly authorized, validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights.

      (D) Ownership of Seller Subsidiaries. Seller has identified each Seller Subsidiary in the Seller Disclosure Letter. Seller owns all of the issued and outstanding shares of common stock of each of the Seller Subsidiaries. The shares of capital stock of each Seller Subsidiary are owned by Seller free and clear of all liens, claims, encumbrances and restrictions on transfer (other than those imposed by Applicable Law) and there are no rights with respect to such capital stock.

      (E) Corporate Books and Records. The respective minute books of Seller and each Seller Subsidiary accurately record, in all material respects, all material corporate actions of their respective shareholders and boards of directors through the date of this Agreement.

      (F) Validity of Agreement. This Agreement has been validly approved by the board of directors of Seller. Subject to approval of this Agreement by the Seller Shareholders and subject to receipt of Required Regulatory Authority Approvals, this Agreement is a valid and binding agreement of Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      (G) No Breaches or Violations. The execution, delivery and performance of this Agreement by Seller does not, and the consummation of the transactions contemplated hereby by it will not, constitute (l) a breach or violation of, or a default under, any Applicable Law, which breach, violation or default, individually or collectively, will have a Material Adverse Effect, or enable any Person to enjoin any of the transactions contemplated hereby or (2) a breach or violation of, or a default under, the certificate or articles of incorporation (or articles of association) or bylaws of Seller or any Seller Subsidiary; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, other than the Required Regulatory Authority Approvals and the approval of the Seller Shareholders and other than any consents and approvals the absence of which will not have a Material Adverse Effect.

      (H) Reports. As of their respective dates, neither Seller's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, nor any other document filed subsequent to December 31, 2003 under the Exchange Act with the SEC nor, Seller's interim unaudited monthly consolidated financial report for the period ended September 30, 2004, nor any call reports filed with the FDIC or financial reports filed with the Federal Reserve (collectively the “Seller Reports”) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in or incorporated by reference into the Seller Reports (including the related notes and schedules) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flow and changes in financial position or equivalent statements in or incorporated by reference into its Seller Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements or reports, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP (or, with respect to the Seller Reports filed with the applicable Regulatory Authority, in accordance with regulatory accounting principles), consistently applied during the periods involved, except as may be noted therein.

      (I) Internal Controls. Seller and each Seller Subsidiary has maintained a system of internal accounting and disclosure controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the Seller Reports in conformity with GAAP (or, with respect to the Seller Reports filed with the applicable Regulatory Authority, in accordance with regulatory accounting principles) and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

      (J) Absence of Undisclosed Liabilities. Seller has no obligations or liabilities (whether absolute, accrued, contingent or otherwise) which are not disclosed in the Seller Reports, the omission of which would singly or in the aggregate have a Material Adverse Effect. Since the date of Seller's most recent Seller Reports filed with the SEC, it has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature except liabilities or obligations incurred in the ordinary course of business or which would not singly or in the aggregate have a Material Adverse Effect.

      (K) No Material Adverse Change. There has been no adverse change in the financial condition of Seller and Seller Subsidiaries, taken as a whole, since December 31, 2004 which has had a Material Adverse Effect.

      (L) Insurance. True and correct copies of all insurance policies presently in force covering the Seller, any Seller Subsidiary, or their officers, directors, employee, or properties have previously been disclosed to FHNC and are listed in the Seller Disclosure Letter (the “Insurance Policies”). The Insurance Policies (i) provide adequate insurance coverage for the assets and the operations of Seller and Seller Subsidiaries for the risks normally insured against by businesses conducting comparable lines of business as the Seller; (ii) are sufficient for compliance with all contractual requirements to which the Seller and the Seller Subsidiaries are parties; (iii) will continue in full force and effect following the consummation of the Merger; and (iv) do not provide for any retrospective premium adjustment or other experience based liability on the part of the Seller or the Seller Subsidiaries. Seller has not received notice from any insurance carrier that (i) such Insurance Policies will be canceled or that coverage will be reduced or eliminated, or (ii) premium costs with respect to the Insurance Policies will be materially increased.

      (M) Loans. Each loan reflected as an asset of Seller in the most recent Seller Report or acquired or originated since that date, is the legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, or other similar laws affecting the enforceability of creditors' rights generally, and no loan is subject to any asserted defense, offset, or counterclaim known to Seller. Except as previously disclosed to FHNC in the Seller Disclosure Letter, Seller Bank does not have any loan which has been (or should have been in management's reasonable opinion) classified as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful” or “Loss,” or similar classification.

      (N) Investments. Except for investments classified as held-to-maturity as prescribed under the Financial Accounting Standards Board Statement Number 115, and pledges to secure public or trust deposits, none of the investments reflected in the Seller Reports is subject to any restriction, whether contractual or statutory, that materially impairs the ability of Seller and the Seller Subsidiaries freely to dispose of such investments at any time, other than may be imposed by Applicable Law. With respect to all repurchase agreements to which Seller or the Seller Subsidiaries are a party, Seller or the Seller Subsidiaries, as the case may be, have a valid, perfected first lien or security interest in the collateral securing such repurchase agreement which equals or exceeds the amount of debt secured by such collateral under such agreement.

      (O) Intellectual Property. Seller and the Seller Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use all Intellectual Property that are used in their businesses as currently conducted. Seller has not received notice of and does not have any knowledge of any potential claim of any infringement on any of its Intellectual Property.

      (P) Related Party Transactions. Except as described in the Seller Reports, neither Seller nor any Seller Subsidiary is a party to any transaction with any Affiliate of Seller (except a Seller Subsidiary). All such transactions identified in the Seller Reports (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. No loan or credit accommodation to any Affiliate of Seller is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.

      (Q) Taxes. All material federal, state, local, and foreign tax returns required to be filed by or on behalf of Seller or any Seller Subsidiary have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such returns filed are complete and accurate in all material respects. All taxes owed by Seller have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with GAAP). As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation with respect to any taxes of Seller and Seller is not aware of any basis for the assertion of any claim for any tax deficiency for which adequate provision has not been made on its balance sheet that would result in a determination that would have a Material Adverse Effect. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to Seller have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with GAAP). Seller has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.

      (R) Absence of Litigation or Regulatory Actions.

(1) No litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Seller or any Seller Subsidiary, which in the reasonable judgment of Seller's management is likely to have a Material Adverse Effect or to prevent consummation of the transactions contemplated hereby, and, to Seller's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated, and, to Seller's knowledge, there are no facts or circumstances which could form the reasonable basis for any claim, action or proceeding (including, but not limited to, a claim for violation of any state or federal fair lending laws or regulations) which is likely to have a Material Adverse Effect or prevent consummation of the transactions contemplated hereby.

(2) Neither Seller nor any Seller Subsidiary is subject to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or is subject to any board resolutions at the request of the applicable Regulatory Authority, nor has it been advised by any Regulatory Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

      (S) Material Contracts. Except for this Agreement and arrangements made in the ordinary course of business, neither Seller nor any Seller Subsidiary is bound by any Material Contract to be performed after the date hereof that has not been filed with or incorporated by reference in the Seller Reports. Each of the Material Contracts is in full force and effect. Neither Seller nor any Seller Subsidiary (nor, to Seller's knowledge, any other party) has breached any provision or is in default of any Material Contract.

      (T) Employee Benefit Plans. All “employee benefit plans,” as defined in Section 3(3) of ERISA, that cover Seller's or any Seller Subsidiary's employees comply in all material respects with all applicable requirements of ERISA, the Code and other Applicable Laws and no event has occurred and, to its knowledge, no fact or circumstance exists with respect to any employee benefit plan now or previously existing which would result in a Material Adverse Effect on Seller. Neither Seller nor any Seller Subsidiary has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such plan which is likely to result in any material penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code. No material liability to the Pension Benefit Guaranty Corporation has been or is expected by Seller to be incurred with respect to any such plan which is subject to Title IV of ERISA (“Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by it, them or any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code. No Pension Plan had an “accumulated funding deficiency” as defined in Section 302 of ERISA (whether or not waived) as of the last day of the end of the most recent plan year ending prior to the date hereof. The fair market value of the assets of each Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Pension Plan as of the end of the most recent plan year with respect to the respective Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan as of the date hereof. No notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof. Neither Seller nor any Seller Subsidiary has provided, or is required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code. Neither Seller nor any Seller Subsidiary has contributed to a “multiemployer plan” as defined in Section 3(37) of ERISA. Except as disclosed in the Seller Disclosure Letter, neither Seller nor any Seller Subsidiary has any obligations for retiree health and life benefits under any benefit plan, contract or arrangement.

      (U) Title to Property. Seller and each Seller Subsidiary has good title to its properties and assets (other than property as to which it is lessee), free and clear of any Encumbrances, except for such defects in title which would not, in the aggregate, have a Material Adverse Effect.

      (V) Regulatory Approvals. Seller knows of no reason why the Required Regulatory Approvals should not be obtained without the imposition of any condition of the type which would reduce the benefits of the transactions contemplated hereby to such a degree that FHNC would not have entered into this Agreement had such conditions or requirements been known at the date hereof.

      (W) Allowance for Loan Losses. Seller Bank's reserve for possible loan losses as shown (i) in Seller's Report for the fiscal year ended December 31, 2003, was adequate in all material respects under GAAP applicable to banks and safe and sound banking practices; and (ii) in Seller Bank's unaudited interim consolidated financial report at December 31, 2004 was, in its opinion, adequate in all material respects under GAAP applicable to banks and safe and sound banking practices. The net book value of any of Seller Bank's assets acquired through foreclosure in satisfaction of problem loans (“ORE”) is carried on the balance sheet in the Seller Reports at fair value at the time of acquisition less estimated selling costs which approximate the net realizable value of the ORE in accordance with GAAP.

      (X) Compliance with Laws. Seller and the Seller Subsidiaries are in compliance with all Applicable Laws, except where the failure to comply would not have a Material Adverse Effect. Seller and each Seller Subsidiary has all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would have a Material Adverse Effect. All such permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to Seller's knowledge, no suspension or cancellation of any of them is threatened.

      (Y) Labor Relations. Neither Seller nor any Seller Subsidiary is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is Seller or any Seller Subsidiary the subject of a proceeding asserting that Seller or any such Subsidiary has committed an unfair labor practice or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving Seller or any Seller Subsidiary pending or threatened.

      (Z) Broker Fees. Except for services performed for Seller by Burke Capital Group, L.L.C., neither Seller nor any Seller Subsidiary, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for Seller or any Seller Subsidiary, in connection with this Agreement or the transactions contemplated hereby.

      (AA) No Untrue Statements. The information to be supplied by Seller for inclusion in (1) the Registration Statement or (2) the Proxy Statement/Prospectus will not at the time such Registration Statement becomes effective, and in the case of the Proxy Statement/Prospectus at the time it is mailed and at the time of the meeting of Shareholders contemplated under this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

      (BB) Environmental Laws. To the knowledge of Seller, neither Seller nor any Seller Subsidiary has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not reasonably be expected to singly or in the aggregate have a Material Adverse Effect on Seller. To the knowledge of Seller, none of the Loan Portfolio Properties and Other Properties Owned by Seller or any Seller Subsidiary has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities which singly or in the aggregate will not have a Material Adverse Effect on Seller. To the knowledge of Seller, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by Seller or any Seller Subsidiary under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which will not have or result in a Material Adverse Effect.

      (CC) Full Disclosure. No representation or warranty of Seller contained in this Agreement or in any agreement, document or certificate delivered by Seller to FHNC pursuant to this Agreement (i) contains or at the Effective Time will contain any untrue statement of a material fact or (ii) omits or at the Effective Time will omit to state a material fact necessary to make the statements herein or herein, in light of the circumstances under which such statements were or will be made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FHNC

FHNC represents and warrants to Seller as follows:

      (A) Organization. FHNC is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each FHNC Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The deposit accounts of FTB are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection with such insurance have been paid when due.

      (B) Authority and Qualification. FHNC has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which either individually or in the aggregate will not have a Material Adverse Effect) where such qualification is required, to carry on its business as it is now being conducted and to own all its material properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

      (C) Capitalization. As of February 28, 2005, FHNC has 5,000,0000 authorized shares of preferred stock, no par value, of which no shares are issued or outstanding, and 400,000,000 authorized shares of common stock, par value $.625 per share, of which 123,923,396 shares are issued and outstanding. FHNC's outstanding shares of FHNC Common Stock are duly authorized, validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. The shares of FHNC Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

      (D) Validity of Agreement. This Agreement has been validly approved by the board of directors of FHNC. Subject to receipt of Required Regulatory Authority Approvals, this Agreement is a valid and binding agreement of FHNC enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      (E) No Breaches or Violations. The execution, delivery and performance of this Agreement by FHNC does not, and the consummation of the transactions contemplated hereby by it will not, constitute (l) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or to which it (or any of its properties) is subject, which breach, violation or default, individually or collectively, will have a Material Adverse Effect, or enable any Person to enjoin any of the transactions contemplated hereby or (2) a breach or violation of, or a default under, the charter or bylaws of FHNC; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than the Required Regulatory Approvals and other than any consents and approvals the absence of which will not have a Material Adverse Effect.

      (F) Reports. As of their respective dates, neither FHNC's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, nor any other document filed subsequent to December 31, 2003 under the Exchange Act with the SEC nor any call reports filed with the FDIC or financial reports filed with the Federal Reserve (collectively the “FHNC Reports”) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in or incorporated by reference into the FHNC Reports (including the related notes and schedules) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flow and changes in financial position or equivalent statements in or incorporated by reference into its FHNC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements or reports, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with GAAP (or, with respect to the FHNC Reports filed with the applicable Regulatory Authority, in accordance with regulatory accounting principles), consistently applied during the periods involved, except as may be noted therein.

      (G) Internal Controls. FHNC and each FHNC Subsidiary has maintained a system of internal accounting and disclosure controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the FHNC Reports in conformity with GAAP (or, with respect to the FHNC Reports filed with the applicable Regulatory Authority, in accordance with regulatory accounting principles) and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

      (H) Absence of Undisclosed Liabilities. FHNC has no obligations or liabilities (whether absolute, accrued, contingent or otherwise) which are not disclosed in the FHNC Reports, the omission of which would singly or in the aggregate have a Material Adverse Effect. Since the date of FHNC's most recent FHNC Report filed with the SEC, it has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature except liabilities or obligations incurred in the ordinary course of business or which would not singly or in the aggregate have a Material Adverse Effect.

      (I) No Material Adverse Change. There has been no adverse change in the financial condition of FHNC and the FHNC Subsidiaries, taken as a whole, since December 31, 2003 which has had a Material Adverse Effect.

      (J) Broker/Finder Fees. Neither FHNC nor any FHNC Subsidiary, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for FHNC or any of its subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

      (K) Absence of Litigation or Regulatory Actions.

(1) No litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against FHNC or any FHNC Subsidiary, which in the reasonable judgment of FHNC's management is likely to have a Material Adverse Effect or to prevent consummation of the transactions contemplated hereby, and, to FHNC's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated, and, to FHNC's knowledge, there are no facts or circumstances which could form the reasonable basis for any claim, action or proceeding (including, but not limited to, a claim for violation of any state or federal fair lending laws or regulations) which is likely to have a Material Adverse Effect or prevent consummation of the transactions contemplated hereby.

(2) Neither FHNC nor any FHNC Subsidiary is subject to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or is subject to any board resolutions at the request of the applicable Regulatory Authority, nor has it been advised by any Regulatory Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

      (L) Regulatory Approvals. FHNC knows of no reason why the Required Regulatory Approvals should not be obtained without the imposition of any condition of the type which would reduce the benefits of the transactions contemplated hereby to such a degree that Seller would not have entered into this Agreement had such conditions or requirements been known at the date hereof.

      (M) Compliance with Laws. FHNC and the FHNC Subsidiaries are in compliance with all Applicable Laws, except where the failure to comply would not have a Material Adverse Effect. FHNC and each FHNC Subsidiary has all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would have a Material Adverse Effect. All such permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to FHNC's knowledge, no suspension or cancellation of any of them is threatened.

      (N) No Untrue Statements. The information to be supplied by FHNC for inclusion in (1) the Registration Statement or (2) the Proxy Statement/Prospectus will not at the time such Registration Statement becomes effective, and in the case of the Proxy Statement/Prospectus at the time it is mailed and at the time of the meeting of Shareholders contemplated under this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

      (O) Full Disclosure. No representation or warranty of FHNC contained in this Agreement or in any agreement, document or certificate delivered by FHNC to Seller pursuant to this Agreement (i) contains or at the Effective Time will contain any untrue statement of a material fact or (ii) omits or at the Effective Time will omit to state a material fact necessary to make the statements herein or herein, in light of the circumstances under which such statements were or will be made, not misleading..

ARTICLE V

COVENANTS

FHNC hereby covenants to Seller, and Seller hereby covenants to FHNC, the following:

      (A) Best Efforts. It shall use its best efforts in good faith to take or cause to be taken all action necessary or desirable under this Agreement on its part as promptly as practicable so as to permit the consummation of the transactions contemplated by this Agreement at the earliest possible date and cooperate fully with the other party hereto to that end.

      (B) Shareholder Meeting. In the case of Seller, it shall (1) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement as soon as is reasonably practicable; (2) subject to the fiduciary duties of the directors, recommend to its shareholders that they approve this Agreement and use its best efforts to obtain such approval; (3) distribute to its shareholders the Proxy Statement/Prospectus in accordance with Applicable Law and with its organizational documents; and (4) cooperate and consult with FHNC with respect to each of the foregoing matters.

      (C) Cooperation. It will cooperate in the preparation and filing of the Proxy Statement/Prospectus and Registration Statement in order to consummate the transactions contemplated by this Agreement as soon as is reasonably practicable.

      (D) Notice of Registration Statement Effectiveness. In the case of FHNC, it will advise Seller, promptly after FHNC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of FHNC Common Stock issuable pursuant to this Agreement for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

      (E) Compliance with State Securities Laws. In the case of FHNC, it shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

      (F) Public Announcement. Subject to its disclosure obligations imposed by Applicable Law, unless approved by the other party hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby. As to any disclosure obligation imposed by Applicable Law, it will deliver to the other party a copy of such press release or written notice as soon as practicable and in any event, prior to its issuance.

      (G) Governmental Communications. It shall promptly furnish the other party with copies of written communications received by it, or any of its respective Subsidiaries or Affiliates, from, or delivered by any of the foregoing to, any governmental body or agency in connection with or material to the transactions contemplated hereby.

      (H) Sharing of Information.

(1) Upon reasonable notice, Seller shall (and shall cause each Seller Subsidiary to) afford FHNC, and its officers, employees, counsel, accountants and other authorized representatives (collectively, “FHNC Agents”) access, during normal business hours, to all of Seller's and each Seller Subsidiary's properties, books, contracts, tax returns, commitments and records; Seller shall enable the FHNC Agents to discuss its business affairs, condition (financial and otherwise), assets and liabilities with such third Persons, including, without limitation, its directors, officers, employees, accountants and counsel, as the other party considers necessary or appropriate. Seller shall and shall cause each Seller Subsidiary to furnish promptly to FHNC (a) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws since December 31, 2002, and (b) all other information concerning its business, properties and personnel as the other party hereto may reasonably request, provided that no investigation pursuant to this Article shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate this Agreement of, the other party hereto.

(2) Seller will, upon request, furnish FHNC with all information concerning Seller, the Seller Subsidiaries, directors, officers, partners and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement or any other statement or application made by or on behalf of FHNC, Seller or any of their respective Subsidiaries to any governmental body or agency in connection with or material to the Merger and the other transactions contemplated by this Agreement.

(3) FHNC will not use any information obtained pursuant to this Section for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if the transaction contemplated by this Agreement is not consummated, FHNC will hold all information and documents obtained pursuant to this Article in confidence unless and until such time as such information or documents otherwise become publicly available or as FHNC is advised by counsel that any such information or document is required by Applicable Law to be disclosed, and in the event of the termination of this Agreement, it will deliver to the other party hereto all documents so obtained by it and any copies thereof. In the exercise of its rights pursuant to this Agreement, FHNC shall use its best efforts to minimize disruption to Seller's business operations and the business operations of the Seller Subsidiaries.

      (I) No Solicitation. Neither Seller nor any of Seller Subsidiary shall solicit or knowingly encourage inquiries or proposals with respect to, or, subject to the fiduciary duties of its directors, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a material portion of its assets (whether owned by Seller directly or owned by any Seller Subsidiary), or of a substantial equity interest in Seller or any business combination with Seller or any Seller Subsidiary other than as contemplated by this Agreement, and Seller shall instruct its officers, directors, agents, advisors and affiliates to comply with the above. Seller agrees that it shall notify FHNC immediately if any inquiries or proposals as described in this Article are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, Seller or any Seller Subsidiary.

      (J) Breaches. It shall notify the other party hereto as promptly as practicable of (1) any breach of any of its representations, warranties or agreements contained herein that could have a Material Adverse Effect and as to representations, warranties or agreements contained herein which do not specifically refer to Material Adverse Effect, of any material breach thereof, and (2) any change in its condition (financial or otherwise), properties, business, results of operations or prospects that could have a Material Adverse Effect.

      (K) Regulatory Filings.

(1) Each party shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies, including, in the case of FHNC, submission of applications for approval of this Agreement and the transactions contemplated hereby to the Federal Reserve, to the OCC, and to such other Regulatory Authorities as required by Applicable Law.

(2) Each party shall (1) permit the other to review in advance and, to the extent practicable, will consult with the other party on all characterizations of the information relating to the other party and any of its respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any governmental body or agency in connection with the transactions contemplated by this Agreement; and (2) consult with the other with respect to obtaining all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies necessary or advisable to consummate the transactions contemplated by this Agreement and will keep the other party apprised of the status of matters relating to completion of the transactions contemplated herein.

      (L) Accounting Modifications. Prior to the Effective Time, Seller shall, consistent with GAAP, modify and change its and each of Seller Subsidiary's loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied consistently on a mutually satisfactory basis with those of FHNC; provided, however, that Seller shall not be obligated to take any such action pursuant to this Article unless and until FHNC acknowledges that all conditions to its obligation to consummate the Merger have been satisfied.

      (M) Indemnification.

(1) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of Seller or any of Seller Subsidiary (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that FHNC shall indemnify and hold harmless, as and to the fullest extent permitted by Applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time).

(2) FHNC shall pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Applicable Law upon receipt of any undertaking required by Applicable Law. The Indemnified Parties may retain one firm of counsel satisfactory to them, and FHNC shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that in the event that the defendants in, or targets of, any such threatened or actual claim, action, suit, proceeding or investigation include more than one Indemnified Party, and any Indemnified Party shall have reasonably concluded based on the opinion of its own counsel, that there may be one or more legal defenses available to it or to another Indemnified Party which are in conflict with those available to FHNC, Seller or any other Indemnified Party, then such Indemnified Party may employ separate counsel to represent or defend it or any other Person entitled to indemnification and reimbursement hereunder with respect to any such claim, action, suit, proceeding or investigation in which it or such other Person may become involved or is named as defendant and FHNC shall pay the reasonable fees and expenses of such counsel.

(3) FHNC will use its best efforts to assist in the vigorous defense of any such matter, provided that FHNC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and provided further that FHNC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by Applicable Law and in such event FHNC shall be reimbursed by such Indemnified Party for all expenses advanced on its behalf by FHNC.

(4) Any Indemnified Party wishing to claim indemnification under this Article upon learning of any such claim, action, suit, proceeding or investigation, shall notify FHNC thereof, provided that the failure to so notify shall not affect the obligations of FHNC under this Article except to the extent such failure to notify materially prejudices FHNC.

(5) Notwithstanding the foregoing, no indemnification shall be provided the Indemnified Parties hereunder if the claim, action, suit, proceeding or investigation arises, in whole or in part, out of any material misrepresentation contained in this Agreement or material breach of covenants, representations, warranties or agreements contained in this Agreement by Seller or any Indemnified Party.

(6) FHNC and Seller agree that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in Seller's articles of incorporation or by-laws, or similar governing documents of any of its Subsidiaries as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of not less than three (3) years from the Effective Time, provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(7) This Article is intended to benefit the Indemnified Parties and shall be binding on all successors and assigns of FHNC.

(8) In the event FHNC or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of FHNC assume the obligations set forth in this Article.

      (N) Seller Affiliates. Seller shall use its best efforts to cause each Person who is on the date hereof an Affiliate of Seller to execute and deliver to FHNC the written undertakings in substantially the form attached hereto as Exhibit C on the date this Agreement is executed and shall use its best efforts to cause any other Person who subsequently becomes an Affiliate of Seller to execute and deliver such written undertakings prior to the Effective Date.

      (O) No Adverse Action. Neither party shall take or agree or commit to take any action which would cause it to be unable to consummate the Merger with reasonable dispatch, unless such action, agreement or commitment is otherwise required by Applicable Law. Neither party shall take any action unless otherwise required by Applicable Law, that would materially adversely affect the ability of either party or any Seller Subsidiary to obtain any necessary approval of Regulatory Authorities required for the consummation of the Merger without imposition of a condition or restriction of the type referred to in Article VI(A)(3).

      (P) Employee Benefit Plans. At the request of FHNC, Seller shall terminate, or shall cause any Seller Subsidiary to terminate, each or any of the “employee benefit plans” as described in Article III(T) before the Effective Time, and all liabilities of such plans shall be satisfied, or adequate provision made therefore, before the Effective Time.

      (Q) Existing Employment Agreements. FHNC acknowledges the existence of employment agreements between Seller and/or Seller Bank and each of the following executives: Steve Chatham, John D. Fasick, Kathy Hulsey, John F. Hall, and J. Michael Womble. Seller agrees to cause the Agreements with J. Michael Womble, John F. Hall, Steve Chatham, and Kathy Hulsey to be terminated as of the Effective Time. FHNC affirms that, by reason of the transactions contemplated by this Agreement, FHNC and/or FTB shall become successors to Seller and Seller Bank, as applicable, as parties to the employment agreement with John D. Fasick and are bound by the duties and obligations of Seller and Seller Bank under such employment agreement to the extent such duties and obligations have not been discharged prior to the Effective Time. In consideration of the termination of the employment agreement with J. Michael Womble, FHNC shall pay $50,000 to Mr. Womble, with payment to be delivered in immediately available funds on the Effective Date.

ARTICLE VI

CONDITIONS TO CONSUMMATION

      (A) The respective obligations of FHNC and Seller to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

(1) This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Seller in accordance with Applicable Law;

(2) The procurement of approval of this Agreement and the transactions contemplated hereby by the Federal Reserve Board, the OCC, and the expiration of any statutory waiting periods;

(3) Procurement of all other regulatory consents and approvals (including, without limitation, any required consents or approvals from state banking authorities) which are necessary to the consummation of the transactions contemplated by this Agreement; provided, however, that no approval or consent in Article V(A)(2) and (A)(3) shall be deemed to have been received if it shall include any conditions or requirements which would reduce the benefits of the transactions contemplated hereby to such a degree that FHNC would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

(4) On the date of approval of this Agreement by its directors, Seller shall have received the opinion of Burke Capital Group, L.L.C., to the effect that in the opinion of such firm, the terms of the transaction are fair to the shareholders of Seller from a financial point of view;

(5) The satisfaction of all other requirements prescribed by Applicable Law which are necessary to the consummation of the transactions contemplated by this Agreement;

(6) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger;

(7) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger or which imposes restrictions, conditions or requirements on consummation of the Merger which would reduce the benefits of the Merger to such a degree that FHNC or Seller would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

(8) The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(9) FHNC's legal counsel shall have delivered its opinion dated as of the Effective Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly: (i) no gain or loss will be recognized by FHNC or Seller as a result of the Merger, (ii) no gain or loss will be recognized by the shareholders of Seller who exchange their shares of Seller Common Stock solely for shares of FHNC Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in FHNC Common Stock); (iii) the tax basis of the shares of FHNC Common Stock received by shareholders who exchange all of their shares of Seller Common Stock solely for shares of FHNC Common Stock in the Merger will be the same as the tax basis of the shares of Seller Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and (iv) the holding period of the shares of FHNC Common Stock received in the Merger will include the period during which the shares of Seller Common Stock surrendered in exchange therefor were held, provided such shares of Seller Common Stock were held as capital assets at the Effective Time. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Seller, FHNC and others.

      (B) The obligation of FHNC to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following additional conditions:

(1) FHNC and its directors and officers who sign the Registration Statement shall have received from Seller's independent certified public accountants “cold comfort” letters, dated (i) the date of the mailing of the Proxy Statement/Prospectus to Seller's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding Seller in the form customarily issued by such accountants at such time in transactions of this type;

(2) FHNC shall have received an opinion, dated the Effective Date, of Seller's counsel in the form and to the effect customarily received in transactions of this type;

(3) Each of the representations, warranties and covenants contained herein of Seller, subject to the Seller Disclosure Letter of Seller provided pursuant to Article III, shall, in all respects, be true on, or complied with by, the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except (y) for breaches which singly or in the aggregate would not have a Material Adverse Effect, and (z) as to representations, warranties or covenants contained herein of Seller which do not specifically refer to Material Adverse Effect, for breaches which are not material and FHNC shall have received a certificate signed by a duly authorized officer of Seller, dated the Effective Date, to such effect;

(4) FHNC shall have received all state securities laws and “Blue Sky” permits and other authorizations necessary to consummate the transactions contemplated hereby;

(5) FHNC shall have received a Consulting Agreement executed by J. Michael Womble in the form attached to this Agreement as Exhibit E;

(6) FHNC shall have received an Employment Agreement executed by John F. Hall, Steve Chatham, and Kathy Hulsey in the form attached to this Agreement as Exhibit D;

(7) FHNC shall have received a Non Compete Agreement executed by each of the directors of Seller, in the form attached to this Agreement as Exhibit F;

(8) No litigation or proceeding is pending which (i) has been brought against FHNC or Seller or any of their subsidiaries by any governmental agency seeking to prevent consummation of the transactions contemplated hereby or (ii) has been brought against Seller or Seller Bank which in the reasonable judgment of management will have a Material Adverse Effect on Seller or Seller Bank;

(9) Each Seller Affiliate who elects Stock Consideration shall have delivered to FHNC a written agreement reasonably satisfactory to FHNC regarding restrictions on the subsequent transfer of shares of FHNC Common Stock; and

(10) On the Effective Date, Seller's shareholders' equity shall not be less than $12,000,000, (calculated without giving effect to (i) unrecognized gains or losses on “available for sale” securities as provided in FASB 115 and consistent with Seller's prior practices, (ii) Transaction Expenses, and (iii) other expenses or obligations incurred in connection with the Merger, including, but not limited to, accrual for or payment of severance benefits, prepayment of certain employee benefits and other transactions or expenses approved by FHNC).

      (C) The obligation of Seller to effect the Merger shall be subject to the satisfaction or prior to the Effective Time of the following additional conditions:

(1) Seller shall have received an opinion, dated the Effective Date, of FHNC's counsel in the form and to the effect customarily received in transactions of this type;

(2) Each of the representations, warranties and covenants contained herein of FHNC shall, in all respects, be true on, or complied with by, the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date) except (y) for breaches which singly or in the aggregate would not have a Material Adverse Effect and (z) as to representations, warranties or covenants contained herein of FHNC which do not specifically refer to Material Adverse Effect, for breaches which are not material and Seller shall have received a certificate signed by a duly authorized officer of FHNC, dated the Effective Date, to such effect; and

(3) No litigation or proceeding is pending which (i) has been brought against FHNC or Seller or any of their subsidiaries by any governmental agency, seeking to prevent consummation of the transactions contemplated hereby or (ii) in the reasonable judgment of the management will have a Material Adverse Effect on FHNC.

ARTICLE VII

TERMINATION

      (A) This Agreement may be terminated prior to the Effective Date, either before or after its approval by the Seller Shareholders:

(1) By the mutual consent of FHNC and Seller;

(2) By FHNC or Seller, in the event of the failure of the shareholders of Seller to approve this Agreement by the requisite vote at its meeting called to consider such approval, or in the event of a breach by the other party hereto of any representation, warranty or agreement contained herein which is not cured or not curable within 60 days after written notice of such breach is given to the party committing such breach by the other party hereto which have or will have had a Material Adverse Effect on the breaching party;

(3) By FHNC or Seller, in the event that the Merger is not consummated by September 30, 2005, unless the failure to so consummate by such time is due to the breach of this Agreement by the party seeking to terminate;

(4) By FHNC, if its board of directors so determines by vote of a majority of the members of its entire board, if the FHNC Common Stock Average Price is less than $38.50 per share by written notice to Seller delivered within three (3) Business Days after the last day of the Calculation Period; or

(5) By Seller, if its board of directors so determines by vote of a majority of the members of its entire board, if the FHNC Common Stock Average Price is greater than $45.50, by written notice to FHNC within three (3) Business Days after the last day of the Calculation Period.

      (B) In the event of the termination of this Agreement by either FHNC or Seller, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach by any other party of any covenant or willful misrepresentation contained in this Agreement.

ARTICLE VIII

OTHER MATTERS

      (A) Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated except where otherwise specifically defined:

(1) “Affiliate” means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

(2) “Agreement” means this agreement and all exhibits and schedules hereto, as the same may from time to time be amended or supplemented by one or more instruments executed by all of the parties hereto.

(3) “Applicable Law” means any applicable constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, court, stock exchange, or other Regulatory Authority to which a Person is subject.

(4) “Bank Merger” has the meaning set forth in Article I(H) of this Agreement.

(5) “BHCA” means the Bank Holding Company Act of 1956, as amended.

(6) “Business Day” means a day on which FTB is open for business and which is not a Saturday, Sunday, or legal bank holiday.

(7) “Calculation Period” has the meaning set forth in Article I(C)(2) of this Agreement.

(8) “Cash Cap” has the meaning set forth in Article I(C)(3) of this Agreement.

(9) “Cash Consideration” means the cash to be paid to Seller Shareholders in consideration of the Merger, calculated in accordance with Article I of this Agreement.

(10) “Cash Election Shares” has the meaning set forth in Article I(D)(5).

(11) “Cash Threshold” has the meaning set forth in Article I(C)(3) of this Agreement.

(12) “Certificate” has the meaning set forth in Article I(G) of this Agreement.

(13) “Code” means the Internal Revenue Code of 1986, as amended.

(14) “Combination Election” has the meaning set forth in Article I(D)(4) of this Agreement.

(15) “Conversion Price” has the meaning set forth in Article I(C)(2) of this Agreement.

(16) “Dissenting Shareholder” means a Seller Shareholder who has voted against the Merger and has otherwise taken all requisite steps to demand fair value in exchange for such shareholder's shares of Seller Common Stock in accordance with Applicable Law.

(17) “Effective Date” means the date in which the Merger becomes effective, as set forth in Article I(B) of this Agreement.

(18) “Election Deadline” has the meaning set forth in Article I(D)(2) of this Agreement.

(19) “Effective Time” means the time in which the Merger becomes effective, as set forth in Article I(B) of this Agreement.

(20) “Encumbrance” means any lien, pledge, security interest, claim, charge, easement, restriction or encumbrance of any kind or nature whatsoever.

(21) “Environmental Laws” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, radon, mold, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect and which the Seller is bound to observe on or before the Effective Date.

(22) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(23) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

(24) “Exchange Agent” has the meaning set forth in Article I(G)(1) of this Agreement.

(25) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(26) “FHNC” means First Horizon National Corporation, a Tennessee corporation, its successors and permitted assigns.

(27) “FHNC Agents” has the meaning set forth in Article V(H)(1) of this Agreement.

(28) “FHNC Common Stock” means the common stock of FHNC, par value $.625 per share.

(29) “FHNC Common Stock Average Price” has the meaning set forth in Article I(C)(3).

(30) “FHNC Reports” has the meaning set forth in Article IV(F) of this Agreement.

(31) “FDIC” means the Federal Deposit Insurance Corporation.

(32) “Form of Election” means a form designed for the purpose of each Seller Shareholder electing either Cash Consideration or Stock Consideration, prepared by FHNC and reasonably acceptable to Seller.

(33) “FTB” means First Tennessee Bank National Association, a national banking association, its successors and permitted assigns.

(34) “GAAP” means generally accepted accounting principles as in effect at the relevant date and consistently applied.

(35) “Indemnified Parties” has the meaning set forth in Article V(M) of this Agreement.

(36) “Insurance Policies” has the meaning set forth in Article III(L) of this Agreement.

(37) “Intellectual Property” means (a) all trademarks, service marks, trade dress, logos, trade names, corporate names, any domain names related to the business conducted by the Seller and the Seller Subsidiaries, and assumed names together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (b) all trade secrets and business information (including ideas, customer and supplier lists, promotional materials, pricing and cost information, and business and marketing plans and proposals), and business records including electronic and written communications concerning any negotiations with respect to Seller's business. (c) all rights in and to computer software (including object and source codes, data and related documentation), and (d) all rights relating to any of the foregoing that are attributable to the business of Seller and the Seller Subsidiaries.

(38) “Knowledge” with respect to Seller, means the actual knowledge of J. Michael Womble, John F. Hall, Steve Chatham, and Kathy Hulsey, after reasonable inquiry, which inquiry need not rise to the level that might alert employees as to the nature of this Agreement or the Merger.

(39) “Loan Portfolio Properties and Other Properties Owned” means those properties owned or operated by Seller or any Seller Subsidiary including properties owned or operated in a fiduciary capacity, including properties owned or operated in a fiduciary capacity.

(40) “Material Adverse Effect,” with respect to a Person, means any condition, event, change or occurrence that, individually or collectively, is reasonably likely to have a material adverse effect upon (x) the condition, financial or otherwise, properties, business, results of operations or prospects of such Person and its subsidiaries, taken as a whole, or (y) the ability of such Person to perform its obligations under, and to consummate the transactions contemplated by, this Agreement; provided, however, that as to all representations, warranties and covenants of Seller, a Material Adverse Effect shall have occurred if the actual or reasonably projected costs of all losses, fines, penalties, costs or expenses (including attorneys' fees) as a result of any one or more breaches of such representations, warranties and covenants exceed $500,000 in the aggregate.

(41) “Material Contracts” has the meaning set forth in Item 601(b)(10) of Regulation SK of the Securities Act.

(42) “Merger” has the meaning set forth in Section (A) of the Recitals to this Agreement.

(43) “Merger Consideration” means the aggregate of the Cash Consideration and Stock Consideration paid to the Seller Shareholders in accordance with the terms and conditions of this Agreement

(44) “NYSE” means the New York Stock Exchange.

(45) “OCC” means the Office of the Comptroller of the Currency.

(46) “Person” includes an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization.

(47) “"Price Per Share” has the meaning set forth in Article I(C)(1) of this Agreement.

(48) “Proxy Statement/Prospectus” means the proxy statement/prospectus, together with any supplements thereto, to be transmitted to Seller Shareholders in connection with the transactions contemplated by this Agreement.

(49) “Registration Statement” means the Registration Statement on Form S-4, or other applicable form, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with respect to the Stock Consideration to be issued in connection with the transactions contemplated by this Agreement.

(50) “Regulatory Authority” means any agency or department of any federal or state government, including without limitation the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Tennessee Department of Financial Institutions, the SEC or the respective staffs thereof.

(51) “Representative” has the meaning set forth in Article I(D)(1) of this Agreement.

(52) “Required Regulatory Approval” means the approval required by the Federal Reserve and the Office of the Comptroller of the Currency to consummate this transaction.

(53) “Rights” means warrants, options, rights, convertible securities and other capital stock equivalents that obligate an entity to issue its securities.

(54) “SEC” means the Securities and Exchange Commission.

(55) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

(56) “Seller” means West Metro Financial Services, Inc., a Georgia corporation, its successors and permitted assigns.

(57) “Seller Bank” means First National Bank West Metro, a national bank association.

(58) “Seller Common Stock” means the common stock, par value $1.00 per share, of Seller.

(59) “Seller Disclosure Letter” means the letter prepared by Seller and delivered to FHNC on the date of this Agreement which discloses information required by (and exceptions to) Seller's representations and warranties set forth in Article III of this Agreement.

(60) “Seller Reports” has the meaning set forth in Article III(H) of this Agreement.

(61) “Seller Shareholders” means the equity owners of Seller.

(62) “Stock Consideration” means the shares of FHNC Common Stock to be paid to Seller Shareholders in consideration of the Merger, calculated in accordance with Article I of this Agreement.

(63) “Stock Election Shares” has the meaning set forth in Article I(D)(5) of this Agreement.

(64) “Subsidiary” means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held as security by either FTB or Seller Bank, as the case may be, in the ordinary course of its lending activities.

(65) “Surviving Corporation” means FHNC at and after the Effective Time.

(66) “Transaction Expenses” has the meaning set forth in Article VIII(F) of this Agreement.

      (B) Survival. The agreements and covenants of the parties which by their terms apply in whole or in part after the Effective Time shall survive the Effective Date. All other representations, warranties, agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Date.

      (C) Amendment; Modification; Waiver. Prior to the Effective Date, any provision of this Agreement may be (i) waived by the party benefited by the provision or by both parties or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective boards of directors (to the extent allowed by law), except that, after the vote by the shareholders of Seller, Article I (C) shall not be amended or revised.

      (D) Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

      (E) Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Tennessee, except to the extent federal law is applicable.

      (F) Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby including fees and expenses of its own brokers, finders, financial consultants, accountants and counsel (“Transaction Expenses”). Seller agrees that its Transaction Expenses will not exceed $500,000, unless there is a revision to the structure by FHNC as contemplated by Article I(I) hereinabove.

      (G) Notices. All notices, requests, acknowledgements and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given upon receipt if delivered personally or by overnight courier, or telecopy or mailed by prepaid registered or certified mail

(return receipt requested), to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

IF TO SELLER, TO:	West Metro Financial Services, Inc. 68 First National Drive Dallas, GA 30157 Attn: Mr. J. Michael Womble, Chairman Facsimile: (678) 363-6334

With Copies to:	Powell Goldstein, LLP 1201 West Peachtree Street, N.E. 14th Floor Atlanta, GA 30309 Attn: James C. Wheeler, Esq. Facsimile: (404) 572-6999

IF TO FHNC, TO:	First Horizon National Corporation 165 Madison Memphis, TN 38103 Attn: Milton A. Gutelius, Jr. Senior Vice President & Treasurer Facsimile: (901) 523-4614

FHNC Home Loan Corporation 4000 Horizon Way Irving, TX 75063 Attn: Greg Bullen Facsimile: (214)441-4799

With Copies to:	First Horizon National Corporation 165 Madison Memphis, TN 38103 Attn: Beth Whitehead Facsimile: (901)523-4556

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison, Suite 2000 Memphis, TN 38103 Attn: Jackie Prester Facsimile: 901-577-0762

      (H) No Third Party Beneficiaries. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided for herein, nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      (I) Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

      (J) Assignment. This Agreement may not be assigned by any party hereto without the written consent of the other parties.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ MILTON A. GUTELIUS, JR.
Milton A. Gutelius, Jr. Senior Vice President & Treasurer
FHNC
WEST METRO FINANCIAL SERVICES, INC.

By:	/s/ J. MICHAEL WOMBLE
J. Michael Womble Chairman
Seller

APPENDIX B

BURKE
CAPITAL GROUP

March 15, 2005

Board of Directors
West Metro Financial Services, Inc.
68 First National Drive
Dallas, GA 30157

TO: Members of the Board of Directors:

      West Metro Financial Services, Inc. (“West Metro”) and First Horizon National Corporation (“FHNC”) have entered into an Agreement and Plan of Reorganization (the “Agreement”), dated as of the 15th day of March, 2005, whereby West Metro will merge with FHNC (the “Merger”), with FHNC being the surviving corporation and with the issued and outstanding shares of common stock of West Metro being converted into the right to receive shares of common stock of FHNC and cash, as elected by the shareholders of West Metro. Outstanding options to purchase common stock shall be purchased for cash while outstanding warrants to purchase common stock shall be purchased for either cash or stock. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger consideration that FHNC will render.

      Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. West Metro has retained us to render our opinion to its Board of Directors.

      In connection with this opinion, we have reviewed, among other things:

(i) the Agreement and certain of the schedules thereto;

(ii) certain publicly available financial statements and other historical financial information of West Metro and FHNC that we deemed relevant;

(iii) projected earnings budgets and estimates for West Metro and FHNC, prepared by management of West Metro and FHNC;

(iv) the views of senior management of West Metro, based on discussions with members of senior management, regarding West Metro's business, financial condition, results of operations and future prospects;

(v) The pro forma financial impact of the Merger on FHNC's ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of West Metro and BCG;

(vi) a comparison of certain financial information for West Metro with similar publicly available information for certain other companies;

(vii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(viii) the current market environment generally and the banking environment in particular; and

(ix) such other information, financial studies, analyses and investigations, and financial, economic and market criteria as we considered relevant.

      In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that West Metro and FHNC or their respective representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of West Metro and FHNC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information

B-1

and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of West Metro, FHNC or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of West Metro or FHNC, nor have we reviewed any individual credit files relating to West Metro or FHNC. We have assumed, with your consent, that the respective allowances for loan losses for both West Metro and FHNC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for West Metro and FHNC and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed with the management of West Metro, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of West Metro and FHNC and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in West Metro's or FHNC's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us, which is December 31, 2004. We have assumed in all respects material to our analysis that West Metro and FHNC will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of; the date hereof Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which West Metro's common stock may trade at any time.

We will receive a fee for our services as financial advisor to West Metro and for rendering this opinion. BCG has not had an investment banking relationship with FHNC; nor does it have any contractual relationship with FHNC.

This opinion is directed to the Board of Directors of West Metro and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the amount of the Merger consideration is fair from a financial point of view.

Very Truly Yours,
/s/ BURKE CAPITAL GROUP, L.L.C.
Burke Capital Group, L.L.C.

B-2

APPENDIX C

CHAPTER 13 OF GEORGIA BUSINESS CORPORATION CODE

14-2-1301.

      As used in this article, the term:

(1) "Beneficial shareholder' means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) "Corporate action' means the transaction or other action by the corporation that creates dissenters rights under Code Section 14-2-1302.

(3) "Corporation' means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4) "Dissenter' means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5) "Fair value,' with respect to a dissenter s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6) "Interest' means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7) "Record shareholder' means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8) "Shareholder' means the record shareholder or the beneficial shareholder.

14-2-1302.

(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1 104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenters' rights.

(c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.

      A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

14-2-1320.

(a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.

14-2-132 1.

(a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.

(b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.

14-2-1322

(a) If proposed corporate action creating dissenters rights under Code Section 14-2-1302 is authorized at a shareholders meeting, the corporation shall deliver a written dissenters notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b) The dissenters notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.

14-2-1323

(a) A record shareholder sent a dissenters notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters notice, is not entitled to payment for his shares under this article.

14-2-13 24.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b) The person for whom dissenters rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

14-2-1325

(a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter s right to demand payment under Code Section 14-2-1327; and

(5) A copy of this article.

(c) If the shareholder accepts the corporation s offer by written notice to the corporation within 30 days after the corporation s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-13 26

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters notice under Code Section 14-2-1322 and repeat the payment demand procedure.

14-2-1327

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.

14-2-13 30

(a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation s registered office is located If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value The appraisers have the powers described in the order appointing them or in any amendment to it Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act,' applies to any proceeding with respect to dissenters rights under this chapter.

(e) Bach dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.

14-2-1331

(a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under Code Section 14-2-1327.

(b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332

      No action by any dissenter to enforce dissenters rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

14-2-1401

      A majority of the incorporators or initial directors of a corporation that has not issued shares or has not commenced business may dissolve the corporation by delivering to the Secretary of State for filing articles of dissolution that set forth:

(1) The name of the corporation;

(2) The date of its incorporation;

(3) Either that:

(A) None of the corporation s shares has been issued; or

(B) The corporation has not commenced business;

(4) That no debt of the corporation remains unpaid;

(5) That the net assets of the corporation remaining after winding up have been distributed to the shareholders, if shares were issued; and

(6) That a majority of the incorporators or initial directors authorized the dissolution.

14-2-1402

(a) A corporation s board of directors may propose dissolution for submission to the shareholders.

(b) For a proposal to dissolve to be adopted:

(1) The board of directors must recommend dissolution to the shareholders unless the board of directors elects, because of a conflict of interest or other special circumstances, to make no recommendation and communicates the basis for its determination to the shareholders; and

(2) The shareholders entitled to vote must approve the proposal to dissolve as provided in subsection (e) of this Code section.

(c) The board of directors may condition its submission of the proposal for dissolution on any basis.

(d) The corporation shall notify each shareholder entitled to vote of the proposed shareholders meeting in accordance with Code Section 14-2-705 The notice must also that the purpose, or one of the purposes, of the meeting is to consider dissolving the corporation.

(e) Unless the articles of incorporation or the board of directors (acting pursuant to subsection (c) of this Code section) requires a greater vote or a vote by voting groups, the proposal to dissolve to be adopted must be approved by a majority of all the votes entitled to be cast on that proposal.